

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-38508

LOTTERY.COM INC.
(Exact name of registrant as specified in its Charter)

Delaware	**81-1996183**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
20808 State Hwy 71 W, Unit B Spicewood, TX	**78669**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (737) 309-4500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LTRY	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	LTRYW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☐ NO ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☐ NO ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $39.6 million, calculated by using the closing price of the registrant's common stock on such date on The Nasdaq Stock Market LLC of $1.12.

As of June 15, 2023, there were 50,794,707 shares of the registrant's common stock, par value $0.001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report on Form 10-K (this "Report") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements about the financial condition, results of operations, earnings outlook and prospects of Lottery.com Inc. ("Lottery.com", the "Company", "we" or "us"). Forward-looking statements appear in a number of places in this Report, including, without limitation, under the headings in Part I, "*Item 1. Business,*" "*Item 1A. Risk Factors,*" and in Part II, "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*" In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are based on the current expectations of the management of Lottery.com and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors discussed and identified in public filings made with the Securities and Exchange Commission (the "SEC") by Lottery.com, as well as the following:

- The findings of the previously disclosed Internal Investigation (as defined herein) and other matters have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

- We and certain of our former officers are, and in the future, we or our officers and directors may become, the subject of legal proceedings, investigations and inquiries by governmental agencies with respect to the findings of the Internal Investigation and other matters, which could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

- We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

- Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our users, customers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

- In July 2022, we furloughed the majority of our employees and suspended our lottery game sales operations after determining that we did not have sufficient financial resources to fund our operations or pay certain existing obligations, including our payroll and related obligations. As a result, we may not be able to continue as a going concern.

- We need additional capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. Such capital may not be available on commercially acceptable terms, if at all. If we do not receive the additional capital, we may be forced to curtail or abandon our plans to recommence our operations and we may need to permanently cease our operations.

- If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of our common stock and warrants may be materially and adversely affected.

- The circumstances that led to the failure to file our annual report and quarterly reports on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

- Our inability to compete with other forms of entertainment for consumers' discretionary time and income.

- Economic downturns, inflation, geopolitical and political and market conditions beyond our control.

- Negative events or media coverage relating to our business, our management and directors, the lottery, lottery games or online gaming or betting.

- Our inability to attract and retain users, including as a result of failing to appear in Internet search engine results.

- Our continued ability to use domain names to promote and increase the value of our brand.

- Scrutiny by stakeholders with respect to responsible gaming and ethical conduct.

- Our ability to achieve profitability and growth in the newly-developed market for online lottery games.

- Our inability to profitably expand into new markets or capitalize on new gaming and lottery industry trends and changes, such as by developing successful new product offerings.

- The effectiveness of our marketing efforts in developing and maintaining our brand and reputation.

- Failure to offer high-quality user support.

- Adverse impacts to user relationships resulting from disruptions to our information technology.

- The vulnerability of our information systems to cyberattacks and disruptions caused with respect thereto, including an inability to securely maintain personal and other proprietary user information.

- Our inability to adapt to changes or updates in the Internet, mobile or personal devices, or new technology platforms or network infrastructures.

- The exposure of our online infrastructure to risks relating to new and untested distributed ledger technology.

- Our inability to comply with complex, ever-changing and multi-jurisdictional regulatory regimes and other legal requirements applicable to the gaming and lottery industries.

- Geopolitical shifts and changes in applicable laws or regulations or the manner in which they are interpreted.

- Our inability to successfully expand geographically and acquire and integrate new operations.

- Our dependence on third-party service providers to timely perform services or software component products for our gaming platforms, product offerings and the processing of user payments and withdrawals.

- Our inability to maintain successful relationships and/or agreements with lottery organizations and other third-party marketing or service provider affiliates.

- Failure of third-party service providers to protect, enforce, or defend intellectual property rights required to fulfill contractual obligations required for the operation of our business.

- The effectiveness of our transition and compliance with the regulatory and other requirements of being a newly public company.

- We are currently not in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future.

- Limited liquidity and trading of our securities.

- Woodford (as defined herein) may not loan us the amounts they agreed to under the Loan Agreement (as defined herein).

- Our obligations under the Loan Agreement are secured by a first priority security interest in substantially all of our assets and if we were to default, they could force us to curtail or abandon our business plans and operations.

- The issuance and sale of common stock upon conversion of the amounts owed or upon exercise of the warrants issued to Woodford under the Loan Agreement may depress the market price of our common stock and cause substantial dilution

- We currently owe a significant amount of money under our Loan Agreement, which we may not be able to repay.

- Other factors described in this Report under the heading "*Item 1A. Risk Factors*."

The risks described under the heading "*Item 1A. Risk Factors*" are not exhaustive. Other sections of this Report describe additional factors that could adversely affect the business, financial condition or results of operations of Lottery.com. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can we assess the impact of all such risk factors on our business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to Lottery.com or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. Lottery.com undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. Business.

Overview and Recent Developments

We were originally formed as a Delaware corporation on March 17, 2016, for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization or other similar business combination with one or more businesses. On October 29, 2021, we consummated a business combination (the "Business Combination") with AutoLotto, Inc. ("AutoLotto"). Following the closing of the Business Combination (the "Closing") we changed our name from "Trident Acquisitions Corp." to "Lottery.com Inc." and the business of AutoLotto became our business. Unless the context requires otherwise, references to the "Company," "we," "us," "our," "Lottery.com" and "Lottery.com Inc." refer to Lottery.com Inc. and its consolidated subsidiaries after the Closing.

On July 6, 2022, the Company announced that the Audit Committee (the "Audit Committee") of the board of directors of the Company (the "Board") had retained outside counsel to conduct an independent investigation that revealed instances of non-compliance with state and federal laws concerning the states in which lottery tickets were procured as well as order fulfillment. The investigation also identified issues pertaining to the Company's internal accounting controls (the "Internal Investigation"). Following a report on the filings of the Internal Investigation, on June 30, 2022, the Board terminated the employment of Ryan Dickinson as the Company's President, Treasurer and Chief Financial Officer, effective July 1, 2022. Subsequently, the Company initiated a review of its cash balances and related disclosures as well as its revenue recognition processes and other internal accounting controls.

On July 20, 2022, Armanino LLP ("Armanino"), the Company's registered independent public accountant for the fiscal years ended December 31, 2021 and 2022, advised the Company that its audited financial statements of for the year ended December 31, 2021 (the "2021 Audit") and the unaudited financial statements for the quarter ended March 31, 2022 (the "March 2022 Financials"), should no longer be relied upon. Armanino advised that it had determined, subsequent to the 2021 Audit and review of the March 2022 Financials, that the Company had entered into a line of credit in January 2022 that was not disclosed in the footnotes to the 2021 Audit and was not properly recorded in the March 2022 Financials (see Note 3 to the consolidated financial statements included herein for more details).

On July 28, 2022, the Board determined that the Company did not have sufficient financial resources to fund its operations or pay certain existing obligations, including its payroll and related obligations, due to a significant misstatement of our cash balances.

The following day, on July 29, 2022, the Company effectively ceased operations (the "Operational Cessation"), when it furloughed the majority of its employees and generally suspended its lottery game sales. The Company's remaining employees were limited to the heads of the product, information technology and human resources teams as well as the entire legal and compliance team. Within one week, several additional employees were recalled from furlough. All non-furloughed employees were retained, at the discretion of the Company's then Chief Operating Officer and Chief Legal Officer, to provide the minimal business functions needed to address the Company's legal and compliance issues and to secure necessary funding to resume the Company's operations. Less than half of these non-furloughed employees remain active in the efforts to restore Company operations and as of March 31, 2023, approximately $1.9 million in outstanding payroll obligations remain unpaid.

On September 27, 2022, Armanino resigned as the independent registered public accounting firm of the Company, effective immediately.

On October 7, 2022, the Audit Committee approved the engagement of Yusufali & Associates, LLC, ("Yusufali") as the Company's new independent registered public accounting firm.

Since the Operational Cessation, the Company has had minimal day-to-day operations and has primarily focused its operations on restarting certain of its core businesses (as described in more detail under "-*Plans for Recommencement of Company Operations*" below), completing the restatements of the Company's 2021 Audit and March 2022 Financials and preparing and filing the Company's delinquent periodic reports, including Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2021, which the Company filed on May 10, 2023, Amendment No. 1 to the Company's Quarterly Report on Form 10-Q/A for the three months ended March 31, 2022, which the Company filed on May 15, 2023, the Company's Quarterly Reports on Form 10-Q for the three months ended June 30, 2022 and September 30, 2022, which the Company filed on May 22 and 24, 2023, respectively, the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2023, and this Report.

Nasdaq Listing

On March 23, 2023, the Company requested a hearing before the Nasdaq Hearings Panel (the "Panel") to appeal a determination by the Listing Qualifications department (the "Staff") of Nasdaq dated February 23, 2023, to delist the Company's securities from Nasdaq. At the hearing before the Panel on April 24, 2023, the Company presented its plan to complete the restatement of its financial statements for the fiscal year ended December 31, 2021, and the subsequent quarter ended March 31, 2022, and to file the amended periodic reports and all subsequent required filings with the SEC. The Company requested the continued listing of its securities on Nasdaq pending the completion of its compliance plan.

By letter dated May 8, 2023, the Panel granted the Company's request for continued listing, on an interim basis, subject to the Company submitting financial projections for fiscal 2023 and filing the restated financial statements for the fiscal year ended December 31, 2021, and quarter ended March 31, 2022, with the SEC by May 15, 2023. The Company satisfied these conditions and the Panel indicated that it would review the filings, along with the updated projections, and thereafter determine whether to afford the Company additional time to complete the compliance plan presented at the hearing.

By letter dated May 24, 2023, the Panel notified the Company that it had determined to suspend trading and otherwise move to delist the Company's securities from Nasdaq effective with the open of the market on May 26, 2023. The Company's securities were suspended from trading on that date but the securities were not delisted because the Company thereafter requested that the Panel reconsider its determination to delist the Company's securities from Nasdaq based upon what the Company believed to be mistakes of material fact upon which the Panel had based its decision.

On June 8, 2023, the Panel notified the Company that it had determined to reverse its prior decision and grant the Company's request for continued listing subject to the Company's timely compliance with a number of conditions ultimately expiring on August 17, 2023, on which date the Company must satisfy all applicable criteria for continued listing on Nasdaq (the "June 8th Decision"). As a result of the foregoing, the suspension from trading ceased and the Company's securities were reinstated for trading on Nasdaq effective with the open of the market on June 15, 2023. See "*Risk Factors - Risks Related to Our Common Stock and Warrants - We are not currently in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future*" for more information.

Loan Agreement with Woodford

On December 7, 2022, the Company entered into a loan agreement (the "Loan Agreement") with Woodford Eurasia Assets, Ltd. ("Woodford"), pursuant to which Woodford agreed to provide the Company with up to $52.5 million, subject to certain conditions and requirements, of which $300 thousand was received by December 31, 2022 and is owed pursuant to the terms of the Loan Agreement. Amounts borrowed accrue interest at the rate of 12% per annum (or 22% per annum upon the occurrence of an event of default) and are due within 12 months of the date of each loan. Amounts borrowed can be repaid at any time without penalty.

Amounts borrowed pursuant to the Loan Agreement are convertible, at Woodford's option, into shares of the Company's common stock, par value $0.001 per share (the "common stock"), beginning 60 days after the first loan date at the rate of 80% of the lowest publicly available price per share of common stock within 10 business days of the date of the Loan Agreement (which was equal to $0.28 per share), subject to a 4.99% beneficial ownership limitation and a separate limitation preventing Woodford from holding more than 19.99% of the issued and outstanding common stock of the Company, without the Company obtaining shareholder approval for such issuance.

Conditions to the Loan Agreement included the resignation of four prior members of the Board (Lisa Borders, Steven M. Cohen, Lawrence Anthony DiMatteo and William Thompson, all of whom resigned from the Board in September 2022), and the appointment of two new independent directors. Subsequent loans under the Loan Agreement also require the Company to comply with all listing requirements, unless waived by Woodford. The Loan Agreement also allows Woodford to nominate another director to the Board of Directors, in the event any independent member of the Board of Directors resigns.

Proceeds of the loans can only be used by to restart the Company's operations and for general corporate purposes agreed to by Woodford.

The Loan Agreement includes confidentiality obligations, representations, warranties, covenants, and events of default, which are customary for a transaction of this size and nature. Included in the Loan Agreement are covenants prohibiting us from (a) making any loan in excess of $1 million or obtaining any loan in amount exceeding $1 million without the consent of Woodford, which consent may not be unreasonably withheld; (b) selling more than $1 million in assets; (c) maintaining less than enough assets to perform our obligations under the Loan Agreement; (d) encumbering any assets, except in the normal course of business, and not in an amount to exceed $1 million; (e) amending or restating our governing documents; (f) declaring or paying any dividend; (g) issuing any shares which negatively affects Woodford; and (h) repurchasing any shares.

The Company also agreed to grant warrants to purchase shares of common stock to Woodford (the "Woodford Warrants") in an amount equal to 15% of the Company's 50,925,271 issued and outstanding shares of common stock. Each Woodford Warrant has an exercise price equal to the average of the closing price of the Company's common stock for each of the ten days prior to the first amount being debited from the bank account of Woodford, which equates to an exercise price of $0.28 per share. In the event the Company fails to repay the amounts borrowed when due or Woodford fails to convert the amount owed into shares, the exercise price of the warrants may be offset by amounts owed to Woodford, and in such case, the exercise price of the warrants will be subject to a further 25% discount (i.e., will equal $0.21 per share).

In connection with our entry into the Loan Agreement, the Company also entered into a Loan Agreement Deed, Debenture Deed and Securitization, with Woodford (the "Security Agreement"), which provides Woodford with a first floating charge security interest over all present and future assets of the Company in order to secure the repayment of amounts owed under the Loan Agreement. The floating charge may be converted into a fixed charge upon the occurrence of certain events including: an event of default; if Woodford reasonably believes that any secured property may be in jeopardy or danger of being seized or sold; or if Woodford reasonably considers that it is desirable to protect its security interest. The floating charge may be automatically converted into a fixed charge upon the occurrence of certain other events. The Security Agreement prohibits the Company from providing any other security interest over our assets, even if secondary to Woodford, while the amounts borrowed under the Loan Agreement remain unpaid.

On June 12, 2023, the Company entered into an amendment of its Loan Agreement with Woodford (the "Loan Agreement Amendment"). The Loan Agreement Amendment provides that Woodford shall henceforth be able to convert, in whole or in part, the outstanding balance of its loan into the conversion shares at a conversion price that represents a further 25% discount to the original conversion price of 20%. All other terms and conditions of securitization remain in full force and effect.

Operations Prior to Operational Cessation

Prior to the Operational Cessation, the Company was a provider of domestic and international lottery products and services. As an independent third-party lottery game service, we offered a platform that we developed and operated to enable the remote purchase of legally sanctioned lottery games in the U.S. and abroad (the "Platform"). Our revenue generating activities included (i) offering the Platform via our Lottery.com app and our websites to users located in the U.S. and international jurisdictions where the sale of lottery games was legal and our services were enabled for the remote purchase of legally sanctioned lottery games (our "B2C Platform"); (ii) offering an internally developed, created and operated business-to-business application programming interface ("API") of the Platform, which enabled our commercial partners, in permitted U.S. and international jurisdictions, to purchase certain legally operated lottery games from us and to resell them to users located within their respective jurisdictions ("B2B API"); and (iii) delivering global lottery data, such as winning numbers and results, and subscriptions to data sets of our proprietary, anonymized transaction data pursuant to multi-year contracts to commercial digital subscribers ("Data Service").

Mobile Lottery Game Platform Services

Both our B2C Platform and our B2B API provided users with the ability to purchase legally sanctioned draw lottery games via a mobile device or computer, securely maintain their acquired lottery game, automatically redeem a winning lottery game, as applicable, and receive support, if required, for the claims and redemption process. Our registration and user interfaces were designed to be easy to use, provide for the creation of an account and purchase of a lottery game with minimum friction and without the creation of a mobile wallet or requirement to pre-load minimum funds and - importantly - to provide instant confirmation of the user's lottery game numbers, whether selected at random or picked by the user. Users of our B2C Platform services paid a service fee and, in certain non-U.S. jurisdictions, a mark-up on the purchase price. Prior to the Operational Cessation, we generated revenue from this service fee and mark-up. Our B2B API Platform resumed limited operations in April 2023. As of the date of this Report, our B2C Platform is not currently operational. We anticipate that our B2C Platform will become operational by the end of 2023.

The WinTogether Platform

Prior to the Operational Cessation, we operated and administered of all sweepstakes offered by WinTogether, a registered 501(c)(3) charitable organization ("WinTogether"), which was formed in April 2020 to support charitable, educational, and scientific causes. In consideration of our operation of the WinTogether platform and administration of the sweepstakes, we received a percentage of the gross donations to a campaign, from which we paid certain dividends and all administration costs.

The WinTogether platform continued operating after the Operational Cessation, until all sweepstakes campaigns were completed and all prizes awarded. On March 29, 2023, the board of directors of WinTogether voted to suspend its relationship with the Company.

Current Operations

Despite the Operational Cessation, certain of the Company's wholly-owned subsidiaries have continued to operate under the direction of the leadership teams that were in place prior to the Company's acquisition of such companies. While the operational activities of these subsidiaries vary, from the Operational Cessation through the date of this Report, each of TinBu, Aganar and JuegaLotto has decreased its expenses and has had its revenue remain consistent or decrease slightly from pre-Operational Cessation levels.

Data Services

In 2018, we acquired TinBu, LLC ("TinBu"), a digital publisher and provider of lottery data results, jackpots, results, and other data, as a wholly-owned subsidiary. Through TinBu, our Data Service delivers daily results of over 800 domestic and international lottery games from more than 40 countries, including the U.S., Canada, and the United Kingdom, to over 400 digital publishers and media organizations. See "*Item 1A. Risk Factors – We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business, financial condition, and results of operations*" for more information about our relationship with Tinbu.

Our technology pulls real time primary source data, and, in some instances, we acquire data from dedicated data feeds from the lottery authorities. Our data is constantly monitored to ensure accuracy and timely delivery. We are not required to obtain licenses or approvals from the lottery authorities to pull this primary source data or to acquire the data from such dedicated feeds. Commercial acquirers of our Data Service pay a subscription for access to the Data Service and, for acquisition of certain large data sets, an additional per record fee.

We additionally enter into multi-year contracts pursuant to which we sell proprietary, anonymized transaction data pursuant to multi-year agreements and in accordance with our Terms of Service in consideration of a fee and in other instances provide the Data Service within a bundle of provided services.

Aganar and JuegaLotto

On June 30, 2021, we acquired 100% of the equity of Global Gaming Enterprises, Inc., a Delaware corporation ("Global Gaming"), which holds 80% of the equity of each of Medios Electronicos y de Comunicacion, S.A.P.I de C.V. ("Aganar") and JuegaLotto, S.A. de C.V. ("JuegaLotto"). JuegaLotto is federally licensed by the Mexican regulatory authorities with jurisdiction over the ability to commercialize lottery games in Mexico through an authorized federal gaming portal and to commercialize games of chance in other countries throughout Latin America. Aganar has been operating in the licensed Online Lottery market in Mexico since 2007 and has certain rights to sell Mexican National Lottery draw games, instant win tickets, and other games of chance online with access to a federally approved online casino and sportsbook gaming license and additionally issues a proprietary scratch lottery game in Mexico under the brand name Capalli. See "*Item 1A. Risk Factors – We need additional capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. Such capital may not be available on commercially acceptable terms, if at all. If we do not receive the additional capital, we may be forced to curtail or abandon our plans to recommence our operations and we may need to permanently cease our operations*" for additional information.

Sports.com

In December 2021, we finalized the acquisition of the domain name https://sports.com and on November 15, 2022, we formed a wholly-owned subsidiary called Sports.com, Inc., a Texas corporation ("Sports.com"). Subsequently, Sports.com announced a partnership with the Saudi Motorsports Company, which enabled the Company to roll out the Sports.com brand at the IFA World Cup decider at the end of November 2022. In December 2022, Sports.com signed an agreement with Data Sports Group, GmbH ("DSG"), which provides Sports.com the exclusive North American distribution rights for sports data products offered and maintained by DSG (the "DSG Data"). The DSG Data is being sold through the same sales resources and sales channels as the lottery data offered by TinBu.

Plans for Recommencement of Company Operations

As noted above, since the Operational Cessation, the Company has had minimal day-to-day operations and has primarily focused its operations on restarting certain of its core businesses. The Company has developed a three phase plan to recommence its operations, which plan is outlined below.

Phase 1 - Relaunch B2B API Platform. During the Operational Cessation, the Company maintained positive relationships with its ticket-printing and courier partners, as well as several distribution partners that have been found to be in compliance with local, state, and federal rules related to ticket procurement and distribution. These partners have implemented the Lottery.com API and have advised the Company that they expect to be ready to offer lottery games to their customers through their sales channels when the Company resumes operations. As such, the Company believes that it has sufficient demand to resume operation of its B2B API platform operations, assuming it is able to maintain the core employee team to manage the lottery ticket fulfillment process and access sufficient capital to relaunch Project Nexus, which was designed to, among other things, handle high levels of user traffic and transaction volume, while maintaining expediency, security, and reliability in the administrative and back-office functionality required by the B2B API. Our B2B API Platform resumed limited operations in April 2023.

Phase 2 - Resume B2C Platform Operations. The Company believes that it will be in a position to relaunch its B2C Platform by the end of 2023. As of the date of this Report, the Company expects that it will initially relaunch its B2C Platform to customers in Texas for a period of time before rolling it out to other jurisdictions. If the Texas Bill (as defined below) is enacted into law as drafted, the Company may elect to accelerate the relaunch of its Platform to customers in another state. The Company plans to limit the rollout in order to give it additional time to properly vet and confirm compliance with local, state and federal rules related to ticket procurement and distribution. For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - A jurisdiction may enact, amend, or reinterpret laws and regulations governing our operations in ways that impair our revenues, cause us to incur additional legal and compliance costs and other operating expenses, or are otherwise not favorable to our existing operations or planned growth, all of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition.*" The Company has also maintained various pre-paid media credits that it expects to use to launch and maintain promotional campaigns geared towards encouraging prior customers to return to the Platform and to acquire new customers.

Phase 3 - Restore Other Business Lines and Projects. Assuming the success of Phase 1 and Phase 2, the Company expects to restore other products it previously offered, such as supplying lottery tickets to consumers in approved domestic jurisdictions, partnering with licensed providers in international jurisdictions to supply legitimate domestic lottery games, and reviving other products and services that were under development when the Operational Cessation occurred.

As of the date of this Report, the current estimated cash balance of the Company and subsidiaries is approximately $102,766. The Company believes that this cash on hand, along with future borrowings, will be sufficient for the Company to pay its service providers in connection with the filings of its deficient periodic reports, including this Report and the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2023.

As of the date of this Report, our common stock and warrants are traded on The Nasdaq Stock Market LLC ("Nasdaq") under the ticker symbols "LTRY" and "LTRYW," respectively. As of the date of this Report, we are not in compliance with Nasdaq's continued listing requirements (the "Listing Rules"), as discussed in greater detail below under "*Risk Factors - Risks Related to Our Common Stock and Warrants - We are not currently in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future,*" and have been granted a limited exception from Nasdaq to continue the listing of our securities. Additionally, under its new management, the Company continues to work to improve its disclosure and reporting controls, and plans to overhaul its systems of internal control over financial reporting and invest in additional legal, accounting, and financial resources.

Even if the Company's three phase plan to recommence its operations is successful, there can be no assurance that the Company will be able to regain compliance with the applicable Listing Rules, or that the hearings panel will continue to stay the delisting of the Company's securities from Nasdaq. If the Company's securities are delisted from Nasdaq, it could be more difficult to buy or sell the Company's common stock and warrants or to obtain accurate quotations, and the price of the Company's common stock and warrants could suffer a material decline. Delisting could also impair the Company's ability to raise additional capital needed to funds its operations and/or trigger defaults and penalties under outstanding agreements or securities of the Company.

There can be no assurance that we will have sufficient capital to support our operations and pay expenses, repay our debt, or that additional funds will be available on favorable terms, if at all. We may not be able to restart our operations and/or generate sufficient funding to support such operations in the future. The Company's ability to continue its current operations, prepare and refile deficient and restated reports, and restart its prior operations, is dependent upon obtaining new financing. Future financing options available to the Company include equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Equity financings may include sales of common stock. Such financing may not be available on terms favorable to the Company or at all. The terms of any financing may adversely affect the holdings or rights of the Company's stockholders and may cause significant dilution to existing stockholders. There can be no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all, which would have a material adverse effect on its business, financial condition and results of operations, and it could ultimately be forced to discontinue its operations and liquidate. These matters, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, which is defined as within one year after the date that the financial statements are issued. The accompanying financial statements do not contain any adjustments to reflect the possible future effects on the classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty. For more information, see the risk factors in Item 1A of this Report under the heading "*Risks Relating to the Internal Investigation, Restatement of our Consolidated Financial Statements, Our Ability to Continue as a Going Concern, Our Internal Controls and Related Matters.*"

Regulation and Compliance

We are subject to a variety of laws in the U.S. and abroad that affect our business, including state, territorial, and federal laws regarding lotteries, gaming, sweepstakes, consumer protection, electronic marketing, data protection and privacy, competition, taxation, intellectual property, export, and national security, all of which are continuously evolving. The scope and interpretation of the laws that are or may be applicable to us are often evolving or new and uncertain and may conflict with each other, particularly those governing our international operations.

Lottery and gaming laws are generally based upon declarations of public policy designed to protect consumers from fraud and other misdeeds and the viability and integrity of the games, while raising revenues for the particular country, state, or other authorizing jurisdiction. To accomplish these goals, stringent laws and regulations may be established to ensure that participants in the industry meet certain standards of character and responsibility, which may require participants to:

● ensure that games are conducted fairly and honestly;

● establish procedures designed to prevent cheating and fraudulent practices;

● establish and maintain anti-money laundering practices and procedures;

● establish and maintain responsible accounting practices and procedures;

● ensure that lottery games are sold only at the price established by the applicable lottery regulator;

● report prizes awarded and withhold certain amounts for taxes and other specified liabilities;

● file periodic reports with regulators;

● establish programs to promote responsible gaming and comply with other social responsibility practices; and

● enforce minimum age requirements.

State and federal laws in the U.S. govern and, in some cases, limit our business practices. For example, the Interstate Wagering Amendment to 18 U.S.C. § 1301 limits our ability to purchase lottery games for a user located in one state from a lottery authority located in another state, except under certain limited circumstances, such as where the lottery authorities in the respective states allow the sales. Therefore, when such offerings are operational, for our users located within the U.S., we only purchase lottery games for users geolocated to be physically situated at the time within the U.S. state or jurisdiction where the lottery game they are purchasing is being conducted, unless an exception were to be authorized by the applicable lottery authorities. For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - If the Interstate Wagering Amendment is interpreted or applied to prohibit transmissions to foreign countries, it could have a negative impact on our business, financial condition, and results of operations.*"

In addition, the Wire Act provides that anyone engaged in the business of betting or wagering that knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication that entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, may be fined or imprisoned, or both. The Wire Act provides, however, that it shall not be construed to prevent the transmission in interstate or foreign commerce of information for use in news reporting of sporting events or contests, or for the transmission of information assisting in the placing of bets or wagers on a sporting event or contest from a state or foreign country where betting on that sporting event or contest is legal into a state or foreign country in which such betting is legal. In late 2011, the Office of Legal Counsel (the "OLC") in the U.S. Department of Justice (the "DOJ") issued an opinion that concluded the conduct prohibited by the Wire Act was limited to sports gambling; however, in January 2019, the OLC issued a new opinion (the "2019 Opinion") that concluded that the restrictions in the Wire Act on the transmission in interstate or foreign commerce of bets and wagers was not limited to sports gambling but applied to all bets and wagers, including those involving state lotteries. Reinterpretation of the federal Wire Act by the OLC threatened certain online lottery sales, leading to litigation in which the First Circuit Court of Appeals (the "First Circuit") determined that the Wire Act applies only to interstate wire communications related to sporting events or contests and not lottery games. Finding that the declaratory judgment was an adequate remedy at law, however, the First Circuit declined to set aside the 2019 Opinion under the Administrative Procedure Act. In addition to the First Circuit's decision, the U.S. Circuit Court of Appeals for the Fifth Circuit (the "Fifth Circuit") has previously held the Wire Act prohibitions apply only to sports gambling. Because many of the Company's operations occur outside the jurisdictions of the First Circuit and Fifth Circuit, and because the First Circuit did not set aside the 2019 Opinion, we are still monitoring the potential impact of the 2019 Opinion on our business. For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - If there is a final determination on the applicability of the Wire Act to our operations and it is determined or codified that the Wire Act extends to transmission of lottery games in interstate or foreign commerce, certain of our operations that are not currently restricted by statute or practice to a state's territorial boundaries may be negatively impacted or eliminated, which may have a material adverse effect on our business, financial conditions, and results of operations.*"

Some states prohibit the use of courier services and the sale of online lottery tickets, while others limit the charges that we can impose and collect. When such offerings are operational, we only purchase lottery games on behalf of our users and customers where our services are permitted and in accordance with applicable laws. The scope and interpretation of the laws that are or may be applicable to our services and the fees we charge are subject to interpretation and may change. For example, in April 2023, the Texas State Senate passed Senate Bill 1820 (the "Texas Bill"), which would, among other things, prohibit online lottery gaming and the use of courier services in Texas, if enacted. As of the date of this Report, the Texas Bill is under review of the Texas State House of Representatives. If the Texas Bill is enacted into law as drafted, the new rules would be implemented by January 1, 2024.

Our compliance with local, territorial and federal laws is based on our interpretation of existing state and federal laws regarding lottery services such as ours. We have obtained legal advice and notified certain lottery authorities in U.S. jurisdictions where we do business of the services that we offer, but in most cases, we have not received definitive determinations of the laws applicable to our services. There is a risk that existing or future laws in the states and jurisdictions in which we operate may be interpreted in a manner that is not consistent with our business model. Future laws that permit certain lottery services may be accompanied by restrictions or taxes that make it impractical or less feasible to operate in certain jurisdictions. For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - A jurisdiction may enact, amend, or reinterpret laws and regulations governing our operations in ways that impair our revenues, cause us to incur additional legal and compliance costs and other operating expenses, or are otherwise not favorable to our existing operations or planned growth, all of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition.*"

Other laws and regulations may be adopted or construed to apply to us that could restrict our business model, including privacy, taxation, marketing, anti-money laundering, anti-corruption, copyright, currency exchange, export, and antitrust laws, as well as laws governing public companies.

The growth of electronic commerce may prompt calls for stronger consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. It is likely that scrutiny and regulation of our industry may increase, and we will be required to devote additional resources to compliance with applicable regulations. While we believe that we are currently in compliance in all material respects with all applicable laws and regulatory requirements, we cannot assure that our activities or our users' activities will not become the subject of any regulatory or law enforcement investigation, proceeding, or other governmental action or that any such investigation, proceeding, or action, as the case may be, would not have a materially adverse impact on us or our business, financial condition or results of operations.

For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - Our business model and the conduct of our operations may have to vary in each U.S. jurisdiction where we do business to address the unique features of applicable law to ensure we remain in compliance with that jurisdiction's laws. Our failure to adequately do so may have an adverse impact on our business, financial condition, and results of operations.*"

Licensing

We currently hold a license issued by the Texas Lottery Commission to conduct the retail sale of lottery tickets in the State of Texas. We may determine or be required to secure additional licenses from other regulatory authorities with jurisdiction over our operations in new markets in which we contemplate expansion. Such licensure may impose additional obligations on us and our operations, which may include continuous disclosure to and investigation by the applicable regulatory authority into the financial stability, integrity, and business experience of our company, its affiliates, and their respective significant stockholders, directors, officers, and key employees. In markets in which we have not previously operated or in newly regulated markets, licensing regimes may impose licensing requirements or conditions with which we have not previously been required to comply, which may include locating technical infrastructure within the relevant territory, establishing real-time data interfaces with the regulatory authority, implementing consumer protection and privacy measures, or additional approvals or certifications of our technology, all of which may present operational challenges and material costs. Certain stockholders may be required to be licensed.

To the extent that any stockholder, director, officer, or key employee is required to submit to required background checks and provide disclosure, and such individual fails to do so or they or we do not successfully do so, this may jeopardize the grant of a license, provide grounds for termination of an existing license, or result in the imposition of penalties. Generally, any person or entity who fails or refuses to apply for a governmental license, finding of suitability, registration, permit, or approvals within the prescribed period after being advised by a competent authority that they are required to do so may be denied or found unsuitable, as applicable, which may result in our determining or being required to sever our relationship with such person or entity. Further, we may be subject to disciplinary action or suffer revocation of licensure if, following notification that a person or entity is disqualified or unsuitable, we (a) pay them any dividend or interest upon our shares; (b) allow them to exercise, directly or indirectly, any voting right conferred through the shares they hold; (c) pay them remuneration in any form for services rendered or otherwise; or (d) if required, fail to pursue all lawful efforts to require them to relinquish their shares.

Furthermore, our Charter provides that any of our securities held by a person or entity that is disqualified or unsuitable, as such terms are defined in our Charter, are subject to redemption by us as and to the extent required by a regulatory authority or deemed necessary or advisable by our Board in its sole and absolute discretion. If a gaming authority requires the Company, or our Board deems it necessary or advisable, to cause any such securities be subject to redemption, we will deliver a redemption notice (as described in the Charter) to such person or entity or its affiliate(s) (as applicable) and we will purchase the number and type of securities specified in the redemption notice for the redemption price determined in accordance with the Charter and set forth in the redemption notice.

Data Protection and Privacy

Because we handle, collect, store, receive, transmit, and otherwise process certain personal information of our users, customers, and employees, we are also subject to federal, state, and international laws related to the privacy and protection of such data. Regulations such as the General Data Protection Regulation of the European Union and the California Consumer Privacy Act could affect our business, and the potential impact is still being determined. Other states are considering similar laws, which could impact our business.

Responsible and Underage Gaming

We are committed to compliance with the underage and responsible gambling requirements set forth in the domestic and international statutes and regulations governing our operations. We take our corporate responsibility to our users and the regulators with authority over our business very seriously, and we are focused on maintaining a safe and responsible gaming environment. We support and are members of the National Council on Problem Gaming, whose mission is to lead state and national stakeholders in the development of comprehensive policy and programs for all those affected by problem gaming. We continue to evaluate and develop our technology to meet the statutory requirements regarding responsible gaming and self-exclusion, as well as our own self-imposed objectives regarding corporate social responsibility.

All of the U.S. jurisdictions and most of the international jurisdictions in which we operate prohibit sales of lottery tickets to persons under 18 years of age. We have instituted know-your-customer requirements to aid our efforts in identifying minors and preventing them from using our services.

Many jurisdictions, especially international jurisdictions, are imposing more stringent rules with regard to underage and responsible gambling. This trend could continue to spread, and both U.S. and international jurisdictions may strengthen underage and responsible gambling requirements.

Compliance

We intend to continue to develop a comprehensive internal compliance program, which will ensure compliance with legal requirements imposed in connection with our activities and with legal requirements generally applicable to all publicly traded companies. While we are firmly committed to full compliance with all applicable laws, we cannot ensure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us, an employee, a customer or other third-party will not result in enforcement action, the imposition of a monetary fine or suspension or revocation of one or more of our licenses, which could have a material adverse effect on us or on our results of operations, cash flow, or financial condition.

Because we do business in international jurisdictions, our operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other anti-corruption laws that may apply where we operate. As we continue to expand globally, we are likely to be subject to additional laws and restrictions, which increases the risk that we will inadvertently violate one of those laws or restrictions.

Governance Changes

All members of the Board and all principal executive officers who served in such positions as of the end of the prior year and at the time of the Operational Cessation, have resigned from such positions.

Employees

As of the date of this Report, the Company has 10 non-furloughed employees who remain active in the efforts to restore Company operations.

Intellectual Property

We rely on a combination of trademark, copyright, and trade secret protection laws in the U.S. and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand.

We have been using the LOTTERY.COM trademark since 2017; in February 2021, the LOTTERY.COM logo was registered on the Supplemental Register of the U.S. Patent and Trademark Office. As of December 31, 2022, the registration of our LOTTERY.COM, AUTOLOTTO and SPORTS.COM word marks and SPORTS.COM logo were pending with the U.S. Patent and Trademark Office. In March 2023, the U.S. Patent and Trademark Office denied the registration of the SPORTS.COM word mark and the appeal period has expired. The registration of the SPORTS.COM logo has also been denied and the Company is currently considering whether to appeal such denial. We are also using and/or have common-law trademark rights in the trademarks AUTOLOTTO, SPORTS.COM, and "TAP, TAP, TICKET." We will continue to evaluate the filing of trademark applications in the U.S. and internationally, as appropriate.

While we did not own any patent applications or issued patents as of December 31, 2022, we will continue to evaluate our technology to determine whether it is appropriate to file patent applications in the U.S. or internationally.

We seek to protect our intellectual property rights by implementing policies that require our employees and independent contractors involved in development of intellectual property to enter into agreements acknowledging that all intellectual property generated or conceived by them on our behalf are our property and assigning to us any rights that they may claim or otherwise have in those works or property, to the extent allowable under applicable law.

Notwithstanding our best efforts to protect our technology and proprietary rights through registrations, licenses, and contracts, unauthorized parties may still seek to use our intellectual property and technology without rights thereto. We may also face allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities.

Available Information

Our Internet address is www.lottery.com. Our website and the information contained therein or linked thereto are not part of this Report.

Item 1A. Risk Factors.

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. The risk factors described below should be read together with the other information set forth in this Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the SEC.

Risks Relating to the Internal Investigation, Restatement of our Consolidated Financial Statements, Our Ability to Continue as a Going Concern, Our Internal Controls and Related Matters

The findings of the previously disclosed Internal Investigation and other matters have exposed us to a number of legal proceedings, investigations and inquiries, resulted in significant legal and other expenses, required significant time and attention from our senior management, among other adverse impacts.

As previously disclosed in the Company's Current Reports on Form 8-K, initially filed with the SEC on July 6, 2022 and July 22, 2022, the Board retained outside counsel to conduct the Internal Investigation that revealed instances of non-compliance with state and federal laws concerning the state in which tickets are procured as well as order fulfillment, and issues pertaining to the Company's internal accounting controls. Certain of these issues contributed to the Company's auditors' determination that the Company's audited financial statements for the year ended December 31, 2021 and the unaudited financial statement for the quarter ended March 31, 2022, should no longer be relied upon and required restatement.

These issues have had and could continue to have material adverse impacts on us. We and certain of our former officers are the subject of a number of legal proceedings, investigations and inquiries with respect to these issues and have been named as a defendant in a number of lawsuits, including class action lawsuits. We incurred significant costs in connection with the Internal Investigation, including legal expenses and cost associated with the restatement and adjustment of our financial statements. We may also incur material costs associated with our indemnification arrangements with our current and former directors and certain of our officers, as well as other indemnitees. Moreover, an unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, and/or our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. For example, we currently do not have an effective director and officer liability insurance policy in place for our current officers and directors, and may not have the financial resources or otherwise be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. These issues have also led to material adverse impacts on our operations, including the Operational Cessation, our reputation and our relationships with business partners, as well as material adverse impacts on our financial position, including incurred costs and expenses and our ability to raise new capital in the future. Further, our senior management team devoted significant time to facilitate the Internal Investigation and is expected to continue to devote significant time and efforts to address the impacts associated with or arising from the Internal Investigation.

We cannot predict all impacts on us in connection with or arising from any of the foregoing. Any unknown or new risks might result in a material adverse effect on us.

We and certain of our former officers are, and in the future, we or our officers and directors may become, the subject of legal proceedings, investigations and inquiries by governmental agencies with respect to the findings of the Internal Investigation and other matters, which could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, and could result in additional claims and material liabilities.

Certain of our former officers are currently the subject of investigations and inquiries by the SEC and the U.S. Department of Justice (the "DOJ") relating to the findings of the Internal Investigation and other matters, and we are cooperating fully with such investigations and inquiries. In the future, we or our officers and directors may become the subject of legal proceedings, investigations and inquiries by governmental agencies in various jurisdictions relating to the findings of Internal Investigation and other matters.

These investigations and inquiries and any other similar or related future legal proceedings, investigations or inquiries are subject to inherent uncertainties, and the actual costs to be incurred relating to these matters will depend upon many unknown factors. We are unable to predict the outcome of these legal proceedings, investigations and inquiries, and we could be forced to expend significant resources in the defense of these actions, and we may not prevail. Cooperating with as well as monitoring and defending against the legal actions is time-consuming for management and detracts from their ability to fully focus our internal resources on continuing to restart our business operations, which could result in delays in our anticipated recommencement plan. In addition, we have already incurred and may continue to incur substantial legal fees and costs in connection with these matters. We are also generally obligated, to the extent permitted by law, to indemnify our current and former directors and officers who are named in these and similar actions and do not have an effective director and officer liability insurance policy in place for our current officers and directors. We are not currently able to estimate the possible cost to us from these matters, as we cannot be certain how long they may take to resolve or the possible amount of any civil penalties or damages, if any, that we may be required to pay. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. Decisions adverse to our interests in these actions could result in damages, fines, penalties, consent orders or other administrative sanctions against the Company and/or our officers, or in changes to our business practices, among others, any of which could have a material adverse effect on our cash flow, results of operations and financial position.

Furthermore, publicity surrounding any such proceeding, investigation or inquiry or any enforcement action as a result thereof, even if ultimately resolved favorably for us, coupled with the intensified public scrutiny of our Company and certain of its practices, could result in additional investigations and legal proceedings. As a result, such proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations and could cause our securities to decline in value or become worthless.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation and cash flows, and our reputation.

We have been named as a defendant in a number of lawsuits filed by purchasers of our securities, including class action lawsuits and will have to defend against such suits, including any appeals of such suits should our initial defenses be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these suits. In the event that our initial defenses of these suits are unsuccessful, there can be no assurance that we will prevail in any appeal.

We cannot predict the outcome of these lawsuits. The matters that led to our Internal Investigation and our financial restatement have exposed us to increased risks of litigation, regulatory proceedings and government enforcement actions. We and our current and former directors and officers may, in the future, be subject to additional litigation relating to such matters. Subject to certain limitations, we are obligated to indemnify our current and former directors and officers in connection with such lawsuits and any related litigation or settlements amounts. Regardless of the outcome, these lawsuits, and any other litigation that may be brought against us or our current or former directors and officers, could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees. An unfavorable outcome in any of these matters could result in significant damages, additional penalties or other remedies imposed against us, our current or former directors or officers, which could harm our reputation, business, financial condition, results of operations or cash flows. In addition, an unfavorable outcome in any of these matters could exceed coverage provided, if any, under potentially applicable insurance policies, which is limited. Following disclosure of the results of our Internal Investigation, we have had difficulties in obtaining desirable insurance coverage, or any insurance coverage, regarding legal proceedings, investigations and inquiries, and we cannot assure you with any certainty that we will be able to obtain such coverage in the future.

Matters relating to or arising from the restatement and the Internal Investigation, including adverse publicity and potential concerns from our users, customers or others with whom we do business, have had and could continue to have an adverse effect on our business and financial condition.

We have been and could continue to be the subject of negative publicity focusing on the Internal Investigation and the restatement and adjustment of our financial statements, and we may be adversely impacted by negative reactions from our users, customers or others with whom we do business. Concerns include the perception of the effort required to address our accounting and control environment, and the ability for us to be a long-term provider to our customers. Continued adverse publicity and potential concerns from our customers and business partners or others could harm our business and have an adverse effect on our financial condition.

In July 2022, we furloughed the majority of our employees and suspended our lottery game sales operations after determining that we did not have sufficient financial resources to fund our operations or pay certain existing obligations, including our payroll and related obligations. As a result, we may not be able to continue as a going concern.

In July 2022, we furloughed the majority of our employees and ceased our operations after determining that we did not have sufficient financial resources to fund our operations or pay certain existing obligations, including our payroll and related obligations. As of December 31, 2022, the Company owed approximately $1.6 million in outstanding payroll obligations, which amounts remain unpaid. Since our business is largely dependent on the efforts and talents of our employees, particularly our developers and engineers, and the provision of ongoing services to customers by our employees, the loss of these employees has and may continue to result in the inability of the Company to operate its business and technology, meet its obligations to customers, maintain key customer relationships and revenue, and fulfill its contractual obligations.

In order for the Company to restart its operations, it must raise sufficient capital to re-hire employees. Qualified employees may not be available for hire, and/or may require salaries or benefits in excess of what we paid persons in similar positions previously, due to among other things, our need to hire such persons away from their current jobs and the negative impact that the furlough has had on our reputation.

If we are not able to restart our operations, hire new employees, and obtain funding sufficient to support and restart our operations, we may be forced to permanently cease our operations, sell off our assets and operations, and/or seek bankruptcy protection, which could cause the value of our securities to become worthless.

These conditions, along with our current lack of material revenue producing activities, and significant debt, raise substantial doubt about our ability to continue as a going concern for the next 12 months. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern. The financial statements included herein also include a going concern footnote.

We need additional capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. Such capital may not be available on commercially acceptable terms, if at all. If we do not receive the additional capital, we may be forced to curtail or abandon our plans to recommence our operations and we may need to permanently cease our operations.

We need to raise capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. The most likely source of future funds presently available to us will be through future borrowings under the Loan Agreement or through the sale of equity or debt. We may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our stockholders. For example, the terms of any future financings, similar to the Loan Agreement, may impose restrictions on the manner in which we conduct our business, including our ability to pay dividends. Additionally, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales. Obtaining additional financing involves certain risks, including:

● additional equity or debt financing may not be available to us on satisfactory terms, if at all;

● if we raise additional funds by issuing equity, equity-linked securities or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing stockholders may experience dilution;

● loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our Board;

● we may not have sufficient funds to repay our debt, which could lead us to default on our obligations; and

● the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing.

If Woodford does not advance us amounts owed under the Loan Agreement and/or we are unable to raise additional funds, we may not be able to raise enough capital to recommence our operations and run our business. Consequently, we may be forced to curtail or even abandon our plan to recommence our operations and we may need to permanently cease our operations.

Further, the operating relationship between the Company and some of its partners, such as the minority owners of Aganar and JuegaLotto, may be negatively impacted by the Company's lack of liquidity. If these relationships were to become strained or be terminated entirely, it could have a material adverse effect on our reputation, business, financial condition, including our ability to raise new capital, cash flows and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of our common stock and warrants may be materially and adversely affected.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified certain material weaknesses in our internal control over financial reporting as of December 31, 2021. Such material weaknesses have not been remediated as of December 31, 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses as of December 31, 2022 and 2021 identified include:

● Lack of sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions;

● The fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively;

● Deficiencies in the design and operations of the procedures relating to the timely closing of financial books at the quarter and fiscal year end; and

● Incomplete segregation of duties in certain types of transactions and processes.

As a result of the material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022 and 2021.

We intend to implement measures to remediate the identified material weaknesses. Despite these efforts, no assurance can be provided that such remedial measures will be successful in fully resolving the deficiencies in our internal controls, including those identified by the Internal Investigation, will insulate us from the consequences of past disclosure inaccuracies, or will be successful in preventing inaccurate disclosures in the future. The Company also cannot predict whether, or to what extent, such remedial actions will impact its operations or financial results. See "*Item 9A. Controls and Procedures- Material Weaknesses in Internal Control Over Financial Reporting*."

Further, there can be no guarantee that the Internal Investigation and subsequent inquiries revealed all instances of inaccurate disclosure or other deficiencies, or that other existing or past inaccuracies or deficiencies will not be revealed in the future. Our failure to correct these deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares of common stock and warrants, may be materially adversely affected.

In addition, these deficiencies could cause investors to lose confidence in our reported financial information, limiting our access to capital markets, adversely affecting our operating results and leading to declines in the trading price of our shares of common stock and warrants. Additionally, ineffective internal controls could expose us to increased risks of fraud or misappropriation of corporate assets and subject us to further litigation and/or regulatory investigations and civil or criminal sanctions. We could also be required to further restate our historical financial statements.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In addition, once we become an "accelerated filer" and cease to be a "smaller reporting company" as such terms are defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in future material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our shares of common stock and warrants, may be materially and adversely affected.

The circumstances that led to the failure to file our annual report and quarterly reports on time, and our efforts to investigate, assess and remediate those matters have caused and may continue to cause substantial delays in our SEC filings.

Our ability to resume a timely filing schedule with respect to our SEC reporting is subject to a number of contingencies, including whether and how quickly we are able to effectively remediate the identified material weaknesses in our internal control over financial reporting. Our filing of our quarterly reports and annual report has been delayed and we cannot assure you we will be able to timely make our future filings.

In cases where we delay our filings, investors will need to evaluate certain decisions with respect to our shares of common stock and warrants in light of our lack of current financial information. Accordingly, any investment in our shares and/or warrants may involve a greater degree of risk than other companies who are current on their public filings. Our lack of current public information may have an adverse impact on investor confidence, which could lead to a reduction in our stock price or restrictions on our abilities to obtain financing in the public market, among others.

Business, Market & Economic Risks

Competition within the global entertainment and gaming industries is intense and if we fail to compete effectively, our users may be attracted to our competitors or to competing forms of entertainment including those on mobile devices and web applications, such as streaming, online gaming, esports, and online sports betting. If our offerings are not popular, we could experience price reductions, reduced margins, loss of market share, and our business, financial condition, and results of operations could be harmed.

Our users have a vast array of entertainment choices, including television, movies, sporting events, in-person lottery gaming, real money gaming, and sports betting, all of which are more established and may be perceived by our users to offer greater variety, affordability, interactivity, and enjoyment than our offerings. We compete with these and other forms of entertainment for our users' discretionary time and income. If we are unable to sustain sufficient interest in our product offerings in comparison to other forms of entertainment, including new and emerging forms of entertainment available on mobile devices and web applications, such as streaming, online gaming, esports, and online sports betting, our business model may not continue to be viable.

In addition, the specific industries in which we have historically operated are characterized by dynamic consumer demand and technological advances, and there is intense competition amongst providers to the lottery, online gaming, sports betting, and promotions industries. Specifically, a number of established, well-financed third-party lottery application companies, online gaming providers, sports betting, and interactive entertainment companies have competed with our offerings, and other well-capitalized companies may introduce competitive services that achieve greater market acceptance. Such competitors may spend more money and time on developing and testing products, services, and systems, undertake more extensive marketing campaigns, adopt more aggressive pricing or promotional policies, or otherwise develop more commercially successful products, services, or systems than we are able, which could negatively impact our business. Furthermore, new competitors may enter the mobile lottery industry, and government lottery operators may introduce forms of online lottery gaming that compete with our services. There has also been, and continues to be, considerable consolidation among competitors in the entertainment, gaming, and lottery industries, and such consolidation, and future consolidation, could result in the formation of larger competitors with increased financial resources and altered cost structures, which may enable them to offer more competitive products, gain a larger market share, expand offerings, and broaden their geographic scope of operations. If we are not able to achieve some market share, if our offerings are not popular, or if we are not able to provide competitive products, our business, financial condition, and results of operations could be harmed.

Economic downturns, inflation, and political and market conditions beyond our control could adversely affect our business, financial condition, and results of operations.

Our financial performance is subject to U.S. and global economic conditions and their impact on levels of spending by potential users and customers of our Platform and acquirers of our Data Service. Economic recessions, or other economic conditions such as rising inflation and interest rates, have had, and may continue to have, far reaching adverse consequences across many industries, including the global entertainment, lottery, sweepstakes and promotions, and gaming industries, which may adversely affect our business, financial condition, and results of operations. Tepid growth was experienced in the U.S. and globally following the financial crisis in 2008 through 2009, and there appears to be an increasing risk of a recession or inflationary economic impacts due to international trade and monetary policy, rising interest rates and inflation, and acts or threats of acts of war (including the ongoing war in Ukraine), along with other economic challenges. If the national and international economic recovery slows or stalls, these economies experience another recession, or any of the relevant regional or local economies suffers a downturn, or if inflationary effects accelerate, we may experience a material adverse effect on our business, financial condition, or results of operations.

In addition, changes in general market, economic, and political conditions in domestic and foreign economies or financial markets, including those resulting from, for example: the ongoing impact of the COVID-19 pandemic; rising interest rates and inflation; geopolitical challenges, including global security concerns in response to Russia's continued war in Ukraine; financial and credit market instability or the unavailability of credit; and fluctuation in stock markets, may reduce users', customers', or subscribers' disposable income and corporate budgets. Any one of these changes could have a material adverse effect on our business, financial condition, or results of operations and could cause the value of our securities to decline or become worthless.

Reductions in discretionary consumer spending could have an adverse effect on our business, financial condition, and results of operations.

Our business is particularly sensitive to reductions from time to time in discretionary consumer spending. Demand for entertainment and leisure activities, including lottery play, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, and rising prices and inflation, or the perception by consumers of weak or weakening economic conditions, may reduce our users' disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as purchasing lottery games through remote channels. Several factors relating to this economic downturn, including reductions in discretionary income due to changes in employment conditions, as well as customer preferences regarding discretionary spending habits, have caused and will likely continue to cause a reduction in consumer spending. As a result, fewer individuals may engage in gaming and lottery activities. The effect of a decrease in consumer spending on entertainment and leisure activities due to unfavorable market conditions could reduce the Company's cash flows and revenues, and therefore have a material and adverse impact on our results of operations. As a result, we cannot ensure that demand for our offerings will remain constant or achieve our anticipated growth.

Adverse developments affecting economies throughout the world, including a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates and inflation, foreign exchange fluctuations, increased energy costs, acts or perceived threats of war or terrorism, transportation disruptions, natural disasters, declining consumer confidence, sustained high levels of unemployment, or significant declines in stock markets, natural disasters, as well as concerns regarding pandemics, epidemics, and the spread of contagious diseases, could lead to a further reduction in discretionary spending on entertainment and leisure activities, such as lottery play and participation in sweepstakes. Any significant or prolonged decrease in consumer spending on entertainment or leisure activities could adversely affect the demand for our offerings, reducing our cash flows and revenues, and thereby materially harming our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Negative events or negative media coverage relating to, or a declining popularity of, the lottery or lottery games in general, or other negative coverage relating to lottery, forms of online gaming or betting, or the gaming industry, may adversely impact our ability to retain or attract users, which could have an adverse impact on our business, financial condition, and results of operations.

Public opinion can significantly influence our business. Unfavorable publicity regarding, for example, us, members of our management and Board, our technology, our implementation of upgrades and changes to our technology, the quality of our Platform and its interfaces, our product offerings, our other services and systems, actual or threatened litigation or regulatory activity, the actions of third parties with whom we have relationships, our ability to recommence our business operations, or the conduct of the lottery authorities and the products they offer, including declining popularity of a particular lottery game or lottery games in general, could seriously harm our reputation. In addition, a negative shift in the perception of lottery games by the public or by politicians, lobbyists, or others could affect future legislation regarding the mobile purchase of lottery games from third-party providers, including with respect to the regulation or licensure of couriers, or with respect to the legalization of online lottery game sales ("Online Lottery"), either of which may impact our operations. Negative public perception could also lead to new restrictions on or to the prohibition of mobile lottery play in jurisdictions in which we currently operate. Such negative publicity could also adversely affect the size, demographics, engagement, and loyalty of our new players and established user base, and it could result in decreased revenue or slower user growth rates, which could seriously harm our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Our future growth will depend largely on our ability to attract players and retain users, and the loss of our users, failure to attract new users in a cost-effective manner, or failure to effectively manage our growth could adversely affect our business, financial condition, and results of operations.

Our ability to achieve growth in revenue in the future will depend, in large part, upon our ability to attract new players to our offerings, retain existing users of our offerings, and reactivate users in a cost-effective manner. Achieving growth in our community of users may require us to increasingly engage in sophisticated and costly sales and marketing efforts, which may not make sense in terms of return on investment. We have used and expect to continue to use a variety of free and paid marketing channels, in combination with the promotional activity of in-state and multi-state issued lottery games, to achieve our objectives. For paid marketing, we intend to leverage a broad array of advertising channels, which may include a combination of radio and social media platforms, such as Facebook, Instagram, and Twitter, affiliate marketing, paid and organic search engines, and other digital channels, such as mobile display. If the search engines on which we rely modify their algorithms, change their terms around gaming and lottery, or if the prices at which we may purchase listings increase, then our costs could increase, and fewer users may click through to our websites or download our application. If links to our websites or application are not displayed prominently in online search results, if fewer users click through to our websites or application, if our other digital marketing campaigns are not effective, or if the costs of attracting users using any of our current methods significantly increase, then our ability to efficiently attract new users could be reduced, our revenue could decline, and our business, financial condition, and results of operations could be harmed and could cause the value of our securities to decline or become worthless.

In addition, our ability to increase the number of users of our offerings will depend on user adoption of playing lottery games remotely via a third-party application. Growth in the mobile and online lottery industry and the level of demand for and market acceptance of our product offerings is subject to a high degree of uncertainty. We cannot ensure that players will use our products or that the industry will achieve more widespread acceptance.

Additionally, as technological or regulatory standards change and we modify our offerings to comply with those standards, we may need users to take certain actions to continue playing, such as performing age verification and location checks or accepting new terms and conditions, including those regarding responsible gaming. Users may stop using our offerings at any time, including if the quality of the user experience or our support capabilities in the event of a user concern, does not meet their expectations or keep pace with the quality of the customer experience generally offered by competitive offerings. This could seriously harm our business, financial condition and results of operations and could cause the value of our securities to decline or become worthless.

Prior to the Operationally Cessation, Internet search engines drove traffic to our B2C Platform and our user growth could decline and our business, financial condition, and results of operations would be adversely affected if we fail to appear prominently in search results when we recommence operations.

Our success depends in part on our ability to attract users through unpaid Internet search results on search engines like Google, Yahoo!, and Bing. The number of users we attract to our B2C Platform from search engines is due, in large part, to how and where our website ranks in unpaid search results. These rankings can be affected by a number of factors, many of which are not under our direct control and may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our web-based properties may not be prominent enough to drive traffic, and we may not know how or otherwise be in a position to influence the results. In some instances, search engine companies may change these rankings in a way that promotes their own competing products or services or the products or services of one or more of our competitors. Search engines may also adopt a more aggressive auction-pricing system for keywords that would cause us to incur higher advertising costs or reduce our market visibility to prospective players. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our B2C Platform could adversely affect our business, financial condition and results of operations and could cause the value of our securities to decline or become worthless.

We may be unable to continue to use the domain names that we use in our business or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand, trademarks, or service marks.

We have registered domain names that we use in, or are related to, our business, most importantly *www.lottery.com* and *sports.com*. We believe our easily identifiable and definitional brands and domain names are one of our competitive strengths. If we lose the ability to use our domain names, especially *www.lottery.com* and *sports.com*, whether due to trademark claims, failure to renew applicable registrations, or any other cause, we may be forced to incur significant expense in order to attempt to purchase rights to the domain name in question, the failure of which would require us to market the relevant offerings under a new domain name, and we may be required to change our brand, which could cause us substantial harm and expense, and could negatively impact our business, financial condition, and results of operations. We may not be able to obtain preferred domain names outside the U.S. due to a variety of reasons. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting, maintaining, and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, all of which could, in turn, adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

We are subject to risks related to corporate social responsibility, responsible gaming, reputation, and ethical conduct.

Many factors influence our reputation and the value of our brands, including the perception held by our users, customers, business partners, investors, regulatory authorities, other key stakeholders, and the communities in which we operate, such as our social responsibility, corporate governance, and responsible gaming practices. We have faced, and will likely continue to face, increased scrutiny related to social, governance and responsible gaming activities, and our reputation and the value of our brands can be materially adversely harmed if we fail to act responsibly in a number of areas, such as diversity and inclusion, workplace conduct, responsible gaming, human rights, philanthropy, and support for local communities. Any harm to our reputation could impact employee engagement and retention, and the willingness of users, customers and partners to do business with us, which could have a materially adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Illegal, unethical or fraudulent activities perpetrated by any of our members of management or Board, users, customers, or partners for personal gain could expose us to potential reputational damage and financial loss, which would negatively impact our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

General Operational Risks

We have incurred net losses in the past with negative cash flows and recently suspended our operations and may not be able to generate and sustain profitability.

We have a history of incurring net losses and have suspended significantly all of our operations since July 2022. We may not be able to achieve or maintain profitability in the future. We experienced net losses of approximately $61.3 million for the year ended December 31, 2022, and experienced net losses of approximately $53.0 million and $5.80 million for the years ended December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, we had an accumulated deficit of approximately $209.1 million. While we have received some limited revenue since the Operational Cessation, we cannot predict when or whether we will be able to restart our operations and/or whether or not we will be able to reach profitability at any time in the future.

We also expect our operating expenses to increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase. We cannot ensure that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a public company. Once we restart our operations, any failure to increase our revenue or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

The Online Lottery market is still in relatively early stages of growth, and if such market does not continue to grow, grows slower than we expect, or fails to grow as we forecast, our business, financial condition, and results of operations could be adversely affected.

The Online Lottery market has grown rapidly since we launched our Platform in 2016, but it is still relatively new, and it is uncertain to what extent market acceptance will continue to grow, if at all. Our success will depend to a substantial extent on the willingness of users to purchase Online Lottery games, *i.e.*, through mobile applications and web properties. If the public does not perceive these services as beneficial, or chooses not to use them as a result of concerns regarding security, safety, affordability, or for other reasons, whether as a result of incidents on our Platform or on our competitors' applications or otherwise, or instead adopts alternative solutions that may arise, then the market for our Platform may not further develop, may develop slower than we expect, or may not achieve the growth potential we expect, any of which could adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Our business may be materially adversely affected if our products, technology, services, and solutions do not achieve and maintain broad market acceptance, if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards, and changing regulatory requirements, or if we do not invest in product and systems development and provide services that are attractive to our users and customers.

Our future business and financial success will depend on our ability to anticipate the needs of potential users and customers, to achieve and maintain broad market acceptance for our existing and future products, services, and systems, to successfully introduce new and upgraded products, services, and systems, and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards, and regulatory requirements by continually enhancing our technology, services, and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on our internal teams, including management, compliance, and product development. These processes are costly, and our efforts to develop, integrate, and enhance our products, services, and systems may not be successful. In addition, successfully launching a new or upgraded product or expanding into a new jurisdiction will put additional strains on our financial, technology and marketing resources. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing, and general managerial resources. If we are unable to manage our expansion efforts effectively, obtain greater market share or obtain widespread adoption of new or upgraded products, services, and systems, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded products, services, and systems, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

If we are unable to develop new or upgraded offerings or decide to combine, shift focus from, or phase out a service, then our users or customers may choose a competitive offering over ours, our revenues may decline, and our profitability may be reduced. If we incur significant costs in developing new or upgraded systems, products or services, or combining and maintaining existing systems, if we are not successful in marketing and selling these new products or upgrades, or if our users or customers fail to accept these new or combined products, then there could be a material adverse effect on our results of operations due to a decrease of our revenues. If we eliminate or phase out a product and are not able to offer and successfully market and sell an alternative product, our revenue may decrease, which could have a material adverse effect on our results of operations.

Our future success will largely depend on our ability to make continuous improvements to provide products, services, and systems that are attractive to our users and customers. As a result, we will need to continually invest resources in product development and successfully incorporate and develop new technology. If we are unable to do so or otherwise provide products, services, and systems that users and customers want, then our users or customers may become dissatisfied and use competitors' services. If we are unable to continue offering innovative products, services, and systems, we may be unable to attract additional users or customers or retain our existing users or customers, which could harm our business, results of operations, and financial condition and could cause the value of our securities to decline or become worthless.

Our results of operations may fluctuate due to seasonality and other factors and, therefore, our periodic operating results will not be guarantees of future performance.

Although lottery games are offered on a year-round basis, there is seasonality in lottery games purchasing that may impact our operations and operations of our customers. The broad geographical mix of our user and customer base also impacts the effect of seasonality, as users and customers in different territories typically place differing importance on different lottery games and those games often have different calendars. For example, some multi-state games can have occasional increasingly high jackpot opportunities, which increase user attention and ticket purchases, which further increases the jackpot. Such events may cause increases in our revenues. By contrast, low jackpot lottery games or periods in which there is little promotional activity connected to lottery games in general may negatively impact the purchase of lottery games. Such fluctuations and uncertainties may negatively impact our cash flows.

We may not be able to capitalize on trends and changes in the gaming and lottery industries, including due to the operational costs involved, the laws and regulations governing these industries, and other factors.

We participate in new and evolving aspects of the mobile gaming and lottery industries. Part of our strategy, when we have sufficient funding, is to take advantage of the liberalization of regulations covering these industries on a global basis. These industries involve significant risks and uncertainties, including legal, business, and financial risks. The fast-changing environment in these industries can make it difficult to plan strategically and can provide opportunities for competitors to grow their businesses at our expense. Consequently, our future results of operations, cash flows, and financial condition are difficult to predict and may not grow at the rates we expect.

To the extent that we enter into any business that is determined to be internet gaming, any jurisdiction in which our existing business is deemed to be internet gaming, or our customers offer internet gaming, it is important to recognize that the laws relating to internet gaming are evolving. To varying degrees, governments have taken steps to change the regulation of internet wagering through the implementation of new or revised licensing and taxation regimes, including the possible imposition of sanctions on unlicensed providers. We cannot predict the timing, scope or terms of the implementation or revision of any such state, federal or foreign laws or regulations, or the extent to which any such laws and regulations may facilitate or hinder our strategy or be applicable to or impactful on our business, operations and financial condition.

In jurisdictions that authorize internet gaming, we may not be successful in offering our technology, content and services to internet gaming operators, because we expect to face intense competition from our traditional competitors in the gaming and lottery industries, as well as a number of other domestic and foreign competitors (and, in some cases, the operators themselves), many of which have substantially greater financial resources or experience in this area than we do.

Know-your-customer and geo-location programs and technologies supplied by third parties are an important aspect of certain internet and mobile gaming products, services, and systems, because they can confirm certain information with respect to players and prospective players, such as age, identity, and location. Payment processing programs and technologies, typically provided by third parties, are also a necessary feature of interactive and mobile wagering products, services, and systems. These programs and technologies are costly, and our use of them may have an adverse impact on our results of operations, cash flows, and our financial condition. Additionally, our products or services containing these programs and technologies may not be available to us on commercially reasonable terms, if at all, and may not perform accurately or otherwise in accordance with required specifications, all of which may have a negative impact on our business, results of operations, and financial condition and could cause the value of our securities to decline or become worthless.

Branding and Reputational Risks

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brand and reputation is critical to achieving widespread acceptance of our products, services, and systems, attracting and retaining users and customers, persuading users and customers to adopt additional products, services, and systems, and hiring and retaining our employees.

We believe that the importance of our brand will increase as competition in the markets in which we participate further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, our ability to provide high-quality, reliable, and cost-effective products, services, and systems, the perceived value of our products, services, and systems, and our ability to provide quality user and customer success and support experience. Brand promotion activities require us to make substantial expenditures. The promotion of our brand, however, may not generate user and customer awareness or increase revenue to the extent we anticipate, or at all, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

Additionally, the reputational impact of our Board and management changes, the Operational Cessation and the events contributing thereto has not been quantified. It may require significant investment to restore the value in our brand, and the value of our brand may never return to prior levels and/or may be permanently reduced as a result of recent events.

We, our employees, our affiliates, and others with whom we have contractual relationships also use social media to communicate externally. There is a risk that this use of social media to communicate about our business may give rise to liability or result in public exposure of personal information of our employees, our users, or others, each of which could affect our revenue, business, results of operations, and financial condition.

We operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot be certain that it will be timely or sufficient to not cause us to suffer reputational and brand damage, which could affect our revenue, business, results of operations, and financial condition.

Our marketing efforts to help grow our business may not be effective.

Promoting awareness of our Platform is important to our ability to grow our business and to attract new users and customers in the future, which can be costly. We believe that much of the growth in the number of users of our B2C Platform prior to the Operational Cessation was attributable to our paid marketing initiatives. Our future marketing efforts may include a combination of bonus offerings, affiliate marketing programs, social media engagement, radio, video, podcasts, search engine optimization, and keyword search campaigns. Our marketing initiatives may become increasingly expensive and generating a meaningful return on these initiatives may become difficult. Even if we successfully increase revenue as a result of these marketing efforts, it may not offset the additional marketing expenses we incur. If our marketing efforts intended to help grow our business are not effective, we expect that our business, financial condition, and results of operations would be adversely affected.

If we fail to detect fraud or misappropriation of proprietary information, including by our users, customers, and employees, our reputation and brand may suffer, which could negatively impact our business, financial condition, and results of operations and can subject us to investigations and litigation.

We have in the past, and may in the future, incur losses from various types of fraud, which may include the use of stolen or fraudulent payment card data, claims of unauthorized payments by a user and attempted payments by users with insufficient funds, referral fraud by affiliates, fraud with respect to background checks, fraud by employees, including our couriers, and account takeovers of user accounts by bad actors, or phishing. Bad actors use increasingly sophisticated methods to engage in illegal activities involving personal information, such as unauthorized use of another person's identity, account information, or payment information and unauthorized acquisition or use of payment card details, bank account information, and mobile phone numbers and accounts.

Acts of fraud may involve various tactics, including collusion. Successful exploitation of our technology could have negative effects on our product offerings, services, and user experience and could harm our reputation. Failure to discover such acts or schemes in a timely manner could result in harm to our operations. In addition, negative publicity related to such schemes could have an adverse effect on our brand and reputation, potentially causing a material adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. In the event of the occurrence of any such issues with our existing technology or product offerings, substantial engineering and marketing and other resources, and management attention, may be diverted from other projects and requirements to correct these issues, which may delay other projects and the achievement of our strategic objectives.

In addition, any misappropriation of, or access to, users' or other proprietary information or other breach of our information security could result in legal claims or legal proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, including for failure to protect personal information or for misusing personal information, which could disrupt our operations, force us to modify our business practices, require us to comply with costly remediation requirements, damage our brand and reputation, and expose us to claims from our users, regulators, employees, and other parties, any of which could have an adverse effect on our business, financial condition, and results of operations.

We may be liable for these acts of fraud. For example, under current payment card industry practices, we may be liable for use of funds on our products with fraudulent payment card data, even if the associated financial institution approved the transaction. Despite measures we have taken to detect and reduce the occurrence of fraudulent or other malicious activity on our offerings, we cannot guarantee that any of our measures will be effective or will scale efficiently with our business. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action that may include fines and penalties, and lead to expenses, all of which could adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Our growth prospects may suffer if we are unable to develop successful offerings or if we fail to pursue additional offerings. In addition, if we fail to make the right investment decisions in our offerings and technology, we may not attract and retain key users and customers and our revenue, business, financial condition, and results of operations may decline.

The industry in which we operate is subject to rapid and frequent changes in standards, technologies, products, and service offerings, as well as in consumer demands and expectations and regulations. We must continuously make decisions regarding which offerings and technology we should invest in to meet user and consumer demand in compliance with evolving industry standards and regulatory requirements, and to grow we must continually introduce and successfully market new and innovative technologies, offerings, and enhancements to remain competitive and effectively stimulate user and customer demand, acceptance, and engagement. Our ability to engage, retain, and increase our user and customer base and to increase our revenue will depend heavily on our ability to successfully create new offerings, both independently and together with third parties. We may introduce significant changes to our existing technology and offerings or develop and introduce new and unproven products, services, and systems, any of which we may have little or no prior development or operating experience. The process of developing new offerings and systems is inherently complex and uncertain, and new offerings may not be well received by users, even if well-reviewed and of high quality. If we are unable to develop technology and products, services, and systems that address users' needs or enhance and improve our existing technology and offerings in a timely manner, it could have a material adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Although we intend to continue investing in our research and development efforts to the extent we have sufficient funds to do so, if our new or enhanced offerings fail to engage our users or customers, we may fail to attract or retain users or customers or to generate sufficient revenue, operating margin, or other value to justify our investments, any of which may seriously harm our business. In addition, management may not properly ascertain or assess the risks of new initiatives, and subsequent events may alter the risks that were evaluated at the time we decided to execute any new initiative. Creating additional offerings can also divert our management's attention from other business issues and opportunities. Even if our new offerings attain market acceptance, those new offerings could exploit the market share of our other product offerings or share of our users' wallets in a manner that could negatively impact such offerings. Furthermore, such offering expansion will increase the complexity of our business and place an additional burden on our management, operations, technical systems, and financial resources, and we may not recover the often-substantial up-front costs of developing and marketing new offerings or recover the opportunity cost of diverting management and financial resources away from other offerings. In the event of continued growth of our operations, products, or in the number of third-party relationships, we may not have adequate resources, financially, operationally, technologically, or otherwise, to support such growth and the quality of our technology, offerings, or our relationships with third parties could suffer. In addition, failure to effectively identify, pursue, and execute new business initiatives, or to efficiently adapt our processes and infrastructure to meet the needs of our innovations, may adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. Any new offerings may also require our users to utilize new skills to use our offerings. This could create a lag in adoption of new offerings and new user additions related to any new offerings. To the extent that future users, including those in older demographics, are less willing to invest the time to learn to use our products, and if we are unable to make our products, services, and systems easier to learn to use, our user growth or engagement could be affected, and our business could be harmed. We may develop new products, services and systems that increase user engagement and costs without increasing revenue.

Additionally, we may make bad or unprofitable decisions regarding these investments. If competitors offer more attractive offerings, we may lose users or users may decrease their spending on our offerings. Changing player demands, superior competitive offerings, evolving industry standards, or changes in the regulatory environment could render our existing offerings unattractive, unmarketable, or obsolete and require us to make substantial unanticipated changes to our technology or business model. Our failure to adapt to a rapidly changing market or evolving user and customer demands could harm our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Any failure to offer high-quality user support may harm our relationships with users and could adversely affect our reputation, brand, business, financial condition, and results of operations.

Our ability to attract and retain qualified support personnel is dependent in part on the ease and reliability of our offerings, including our ability to provide high-quality support. Users on our Platform have and will continue to depend on our support organization to resolve any issues relating to our offerings, such as technical questions around how to use our app and web-based properties or information regarding our Data Services. Our ability to provide effective and timely support when operations resume will be largely dependent on our ability to attract and retain service providers who are qualified to support users and sufficiently knowledgeable regarding our offerings. As we restart our business and reintroduce and improve our offerings, we will face challenges related to providing quality support services at scale. As users in new domestic and international jurisdictions acquire our services, our support organization will face additional challenges, including those associated with delivering support in languages other than English. The complex employment market and low unemployment rates may impact the availability of service providers and as a result, our ability to provide effective and timely support and an increase in response time. Any failure to provide efficient user support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

<u>Information Technology Risks</u>

We rely on information technology and other systems and services, and any failures, errors, defects, or disruptions in our systems or the availability of our services could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure, and adversely affect our operating results and growth prospects. Our software applications and systems, and the third-party platforms upon which they are made available, could contain undetected errors.

Our technology infrastructure is critical to the performance of our offerings and to user and customer satisfaction. We have devoted and expect to continue to devote significant resources to network and data security to protect our systems and data and aim to make our operations and our solutions more streamlined, automated, and cost-effective. Despite our expenditures, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. The measures we take may not be sufficient to prevent or hinder cyber-attacks and protect our systems, data, and user and customer information and to prevent outages, data, or information loss, fraud, and to prevent or detect security breaches, including a disaster recovery strategy for server and equipment failure and back-office systems and the use of third parties for certain cybersecurity services. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Such disruptions have not had a material impact on us; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our application and web-based products may contain errors, bugs, flaws, or corrupted data, and these defects may only become apparent after their launch. If a particular product offering is unavailable when users or customers attempt to access it or navigation through our offerings is slower than they expect, users may be unable to timely acquire their lottery games and may be less likely to use our Platform again, if at all. Furthermore, programming errors, defects, and data corruption could disrupt our operations, adversely affect the experience of our users or customers, harm our reputation, cause our users to stop utilizing our offerings, divert our resources, and delay market acceptance of our offerings, any of which could result in liability to us or harm our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

If our user and customer base and engagement grows, and the amount and types of offerings we provide grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to satisfy our users' and customers' needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after we have started to fully use the underlying equipment or software, that could further degrade the user or customer experience or increase our costs. As such, we could fail to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, our business may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies, or other catastrophic events.

We believe that if our users or customers have a negative experience with our offerings, or if our brand or reputation is negatively affected, users and customers may be less inclined to utilize our products and services or to recommend our offerings to other potential users and customers. As such, a failure or significant interruption in our service could harm our reputation, business, financial condition, and operating results.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers, breached due to employee error, malfeasance, or other cybersecurity risks or disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, fines, and the payment of damages, restrictions on our ability to use data, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products, services, and systems, which could adversely affect our business.

The secure maintenance and transmission of personally identifiable information of our users is a critical element of our operations. Our information technology and other systems that maintain and transmit user information, or those of our customers, service providers, business partners, or employees may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider or business partner or impacted by intentional or unintentional actions or inactions by our employees, or those of a third-party service provider or business partner. As a result, our users' information may be lost, disclosed, accessed, or taken without our users' consent. We have experienced attempts to breach our systems and other similar incidents in the past and anticipate that it may occur in the future. For example, we expect that we will be subject to attempts to gain unauthorized access to or through our information systems, whether by our employees or third parties, including cyber-attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date, attempts to breach our systems have not had a material impact on our business, operations, or financial results, but we cannot provide assurance that they will not have a material impact in the future.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including payment card information. Advances in computer capabilities, new technological discoveries, or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, apps and websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our apps, websites, networks, and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

In addition, distributed ledger technology is an emerging technology that offers new capabilities that are not fully proven in use. As with other novel software products, the computer code underpinning the distributed ledger technology used in our Platform may contain errors, or function in unexpected ways and may cause the software to break or function incorrectly.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents could result in unauthorized access to our sites, networks, and systems; unauthorized access to and misappropriation of user information, including users' personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware, or other malware being served from our sites, networks, or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations, and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action, and other potential liabilities. In the past, we have experienced social engineering, phishing, malware, and similar attacks and threats of denial-of-service attacks, none of which to date has been material to our business; however, such attacks could in the future have a material adverse effect on our operations, business, and financial condition. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation, or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants.

In addition, any party who is able to illicitly obtain access to a user's account could access the user's transaction data or personal information, resulting in the perception that our systems are insecure. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network, and information systems security and other laws and cause significant legal and financial exposure, adverse publicity, negative impact to our brand and reputation, and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. We plan to continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users in accordance with regulatory requirements and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

Because we maintain certain information about our users, we are subject to various privacy laws both in the U.S. and internationally. Our failure to comply with such laws could expose us to penalties, fines, and litigation, and it could adversely impact our reputation and brand, any of which could adversely affect our business.

We are subject to various privacy laws in the U.S. and internationally and we expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act of 2018, which went effective January 1, 2020 and the California Consumer Privacy Rights Act ("CCPA"), which went effective on January 1, 2023, which impose obligations for the handling, disclosure and deletion of personal information for California residents. Virginia and other states have enacted, or are considering enacting, data privacy laws similar to the CCPA. Certain of these laws, including the CCPA also requires companies to give residents the ability to opt out of the sale of their personal information and creates potential liability for companies that fail to take adequate steps to protect personal information where that failure results in a data breach.

In the European Union, the General Data Protection Regulation (the "GDPR") significantly expanded the rules on using personal data and increased the risks of processing personal data. Some of the new requirements include:

● accountability and transparency requirements, which require those who control data to demonstrate and record compliance and provide certain detailed information to users regarding the ways in which data is used and processed;

● enhanced data consent requirements, which includes "explicit" consent with regard to information the regulation classifies as sensitive data;

● obligations to consider data privacy as new products, services and systems are developed, including ways to limit accessibility of data as well as the amount of information collected, processed, and stored;

● constraints on using data to profile users;

● obligations to provide users with personal data in a usable format on request and to erase personal data in certain circumstances; and

● reporting to data protection authorities of potential breaches without undue delay (72 hours, where feasible).

Other international jurisdictions in which the Company operates, or its services are available, have implemented, or are considering implementing, data privacy laws similar to the GDPR. Our policies and procedures for compliance with data privacy laws, may not be implemented correctly or our management, employees or agents may not comply with the new procedures. Failure to comply with data privacy laws may have serious financial consequences. We could face significant sanctions, statutory damages, and damage to our reputation resulting in a material adverse effect on our results of operations, business, or financial condition.

Our business could be adversely impacted by changes in the Internet and mobile device accessibility of users.

Our business depends on users' access to our offerings via a mobile device or personal computer and the Internet. We may operate in jurisdictions that provide limited data or Internet connectivity, particularly as we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers' ability to access our offerings. In addition, the Internet infrastructure that we and our users rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of our offerings. Any such failure in Internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

We operate in a rapidly evolving industry and if we fail to successfully develop, market, or sell new products or adopt new technology platforms, it could materially adversely affect our business, results of operations, and financial condition.

Our Platform and other software products are in a market characterized by rapid technological advances, evolving standards in software and hardware technology, and frequent new product introductions and enhancements that may render existing products, services, and systems obsolete. Competitors are continuously upgrading their product offerings with new features, functions, and content. In addition, we may be required to refine our software and technology platform to address regulatory changes in the markets in which we operate or plan to operate. In order to become competitive, we may need to periodically modify and enhance our technology platform and service offerings.

We cannot assure you that we will be able to respond to rapid technological or regulatory changes in our industry. In addition, the introduction of new products or updated versions of existing products and the underlying technology that supports such products has inherent risks, including, but not limited to, risks concerning:

● product quality, including the possibility of software or hardware defects, which could result in claims against us or the inability to sell our products;

● the accuracy of our estimates of user or customer demand, and the fit of the new products and features with users' or customers' needs;

● the need to educate our sales, marketing and services personnel to work with the new products and features, which may strain our resources and lengthen sales cycles;

● market acceptance of initial product releases; and

● competitor product introductions or regulatory changes that render our new products obsolete.

Developing, enhancing and localizing software is expensive, and the investment in product development may involve a long payback cycle. However, we believe that we must dedicate a significant amount of resources to our development efforts to maintain our competitive position. However, funding for such development efforts may not be available on favorable terms if at all, and we may not receive significant revenue from these investments for several years, if at all. In addition, as we or our competitors introduce new or enhanced offerings, the demand for our offerings, may decline.

We may not timely and effectively scale and adapt our technology and network infrastructure to ensure that our Platform is accessible, which would adversely affect our business, reputation, financial condition, and results of operations.

Once it becomes operational, we expect to make significant investments to improve the availability of our Platform and to enable rapid releases of new features and services, funding permitting. However, it may become increasingly difficult to maintain and improve the availability of our Platform, especially during peak usage times and as our Platform becomes more complex and if our user and customer traffic increases. If our Platform is unavailable when users and customers attempt to access it or it does not respond as quickly as they expect or it experiences capacity constraints due to an overwhelming number of users or customers accessing our Platform simultaneously, users or customers may seek other offerings, and may not return to our Platform as often in the future, or at all. This would adversely affect our ability to attract users and customers and decrease the frequency with which they use our Platform. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, reputation, financial condition, and results of operations would be adversely affected.

Our Platform may be vulnerable to risks, both foreseen and unforeseen, arising from the new and untested nature of distributed ledger technology.

Prior to the Operational Cessation, our Platform utilized distributed ledger technology by preserving a cryptographic ledger of the user identification, draw identification, ticket identification, and game numbers into an immutable ledger. The distributed ledger was append-only and kept a complete record of all changes to the provided data that could not be deleted, modified, or overwritten. Distributed ledger technology is a relatively new, untested and evolving technology. Accordingly, the further development and future viability of this technology is generally uncertain, and practical and ideological challenges, both known and unknown, may prevent its further development or integration into the Platform.

Regulatory and Compliance Risks

A jurisdiction may enact, amend, or reinterpret laws and regulations governing our operations in ways that impair our revenues, cause us to incur additional legal and compliance costs and other operating expenses, or are otherwise not favorable to our existing operations or planned growth, all of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition.

State and federal laws in the U.S. govern and, in some cases, limit our business practices. For example, the Interstate Wagering Amendment to 18 U.S.C. § 1301 (the "Interstate Wagering Amendment") limits our ability to purchase lottery games for a user located in one state from a lottery authority located in another state, except under certain limited circumstances, such as where the lottery authorities in the respective states allow the sales. Therefore, for our users located within the U.S., we only purchase lottery games for users geolocated to be physically situated within the U.S. state or jurisdiction where the lottery game they are purchasing is being conducted, unless an exception were to be authorized by the applicable lottery authorities.

In addition, our business is subject to extensive regulation by multiple domestic and foreign governmental authorities and the laws and regulations governing companies conducting sweepstakes and lottery related operations on the Internet and over mobile networks and purchasing of lottery tickets on behalf of others. Such laws and regulations within U.S. and international jurisdictions are subject to change and the effect of such changes on our ongoing and potential operations cannot be predicted with certainty. Governmental authorities continually evaluate a wide range of issues that impact the mobile and online lottery and gaming industries. As a result, a jurisdiction may enact, amend, or reinterpret laws and regulations governing our operations in ways that impair our revenues, cause us to incur additional legal and compliance costs and other operating expenses, or are otherwise not favorable to our existing operations or planned growth, all of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition.

There have been several proposed state and federal bills to prohibit or restrict interactive or online lottery sales, some of which have been successful. For example, in 2015, the Minnesota legislature passed an amendment to the state's lottery law prohibiting the sale of scratch lottery tickets over the Internet. In another case, the California legislature failed to pass assembly bill 1479 which would have regulated lottery courier operations, leaving the status of couriers in a legal grey area. In certain jurisdictions, the sale of lottery tickets through couriers is expressly unlawful. For example, it is a Class 1 misdemeanor to operate a lottery ticket courier service within the Commonwealth of Virginia. Laws restricting the sale of lottery tickets via the Internet, through mobile networks or by courier, or that otherwise materially impact our operations, including those relating to sweepstakes, may be proposed or passed in the future at either the federal or state level or by international governments. For example, in April 2023, the Texas State Senate passed Senate Bill 1820 (the "Texas Bill"), which would, among other things, prohibit online lottery gaming and the use of courier services in Texas. As of the date of this Report, the Texas Bill is under review of the Texas State House of Representatives. If the Texas Bill is enacted into law as drafted, the new rules would be implemented by January 1, 2024. Any proposal or passage of such laws may reduce our revenues or require us to expend a significant amount of our funds and resources and incur additional legal and other expenses, thereby creating a material adverse effect on us or our results of operations, cash flow, or financial condition.

Changes in the executive branches of government at the state and federal level as well as internationally, may affect policies on lotteries and mobile gaming. For example, variations in the interpretation of The Federal Wire Act of 1961 (the "Wire Act") by the Office of Legal Counsel (the "OLC") of the Department of Justice (the "DOJ") has had a material impact on the online gaming and lottery industry within the U.S. For more information, see "- *If there is a final determination on the applicability of the Wire Act to our operations and it is determined or codified that the Wire Act extends to transmission of lottery games in interstate or foreign commerce, certain of our operations that are not currently restricted by statute or practice to a state's territorial boundaries may be negatively impacted or eliminated, which may have a material adverse effect on our business, financial conditions, and results of operations.*" We have and may from time to time in the future retain government affairs specialists in domestic and international jurisdictions to advise elected and appointed officials regarding our perspectives on legislation and regulations related to lottery and other aspects of our business, to monitor such legislation and regulations, and to otherwise provide us with advice regarding our relations with such officials. Such efforts, however, may not be successful in whole or in part and the change of such laws or policies could have a material adverse effect on us or our results of operations, cash flow, or financial condition.

While we believe that we are in compliance with all material domestic and international laws and regulatory requirements applicable to our business, we cannot ensure that our activities or the activities of those third parties with whom we do business will not become the subject of regulatory or law enforcement proceedings. Further, lottery regulatory associations, including the Multi-State Lottery Association (the "MUSL"), and certain lottery entities both domestically and internationally exercise significant authority regarding the means and manner in which the lottery and its products are marketed and sold as well as the equipment, technology and services deployed by retailers and resellers of such lottery products. While we believe we are in compliance with all such applicable requirements, our activities or the activities of those third parties with whom we do business may become the subject of further inquiries, investigations or enforcement proceedings by such authorities or entities. Any such proceeding by regulatory or law enforcement or associations or entities may have a material adverse effect on us or our results of operations, cash flow, or financial condition.

If there is a final determination on the applicability of the Wire Act to our operations and it is determined or codified that the Wire Act extends to transmission of lottery games in interstate or foreign commerce, certain of our operations that are not currently restricted by statute or practice to a state's territorial boundaries may be negatively impacted or eliminated, which may have a material adverse effect on our business, financial conditions, and results of operations.

The Wire Act provides that anyone engaged in the business of betting or wagering that knowingly uses a wire communication facility for the transmission in interstate or foreign commerce of bets or wagers or information assisting in the placing of bets or wagers on any sporting event or contest, or for the transmission of a wire communication that entitles the recipient to receive money or credit as a result of bets or wagers, or for information assisting in the placing of bets or wagers, may be fined or imprisoned, or both. However, the Wire Act provides that it shall not be construed to prevent the transmission in interstate or foreign commerce of information for use in news reporting of sporting events or contests, or for the transmission of information assisting in the placing of bets or wagers on a sporting event or contest from a state or foreign country where betting on that sporting event or contest is legal into a state or foreign country in which such betting is legal.

Until 2011, there was uncertainty as to whether the Wire Act prohibited the conduct of intrastate lottery transactions via the Internet by U.S. states if such transactions crossed state lines. Essentially, there was a debate with regard to whether all of the prohibitions in the Wire Act applied only to bets or wagers on a "sporting event or contest" as used in the Wire Act, or all bets or wagers. In late 2011, the OLC issued an opinion that concluded the conduct prohibited by the Wire Act was limited to sports gambling (the "2011 DOJ Opinion"). Following the issuance of the 2011 DOJ Opinion, six state lotteries offered internet sales of scratch lottery games to in-state customers, and several other states allowed subscription sales of draw games via the Internet. Notably, in 2017, the Commonwealth of Pennsylvania authorized the Pennsylvania Lottery to distribute lottery products, including scratch ticket games, through numerous channels that included web applications, mobile applications, and social media.

In January 2019, the OLC issued the 2019 Opinion, which concluded that the restrictions in the Wire Act on the transmission in interstate or foreign commerce of bets and wagers was not limited to sports gambling but applied to all bets and wagers, including those involving state lotteries. Multiple lawsuits were filed challenging the validity of the 2019 Opinion.

On June 3, 2019, the federal district court in New Hampshire determined that the Wire Act applies exclusively to sports gambling and set aside the 2019 Opinion. The New Hampshire federal district court declined, however, to issue a nationwide injunction in the case. On August 16, 2019, the DOJ appealed the New Hampshire federal district court's decision to the First Circuit.

On January 20, 2021, the First Circuit affirmed the District Court's decision, determining that the Wire Act applies only to interstate wire communications related to sporting events or contests. Finding that the declaratory judgment was an adequate remedy at law, the First Circuit declined to set aside the 2019 Opinion under the Administrative Procedure Act. In addition to the First Circuit's decision, the Fifth Circuit has previously held the Wire Act prohibitions apply only to sports gambling.

On September 15, 2022, the United States District Court for the District of Rhode Island entered an order siding with the First Circuit's interpretation of the Wire Act, and holding that "the Wire Act applies only to 'bets or wagers on any sporting event or contest.'"

Notwithstanding the above, currently, there is no definitive ruling from the U.S. Supreme Court on the issue, and the courts in other U.S. Circuits might take a different position. Because many of the Company's operations occur outside the jurisdiction of the First Circuit and the Fifth Circuit, and because the First Circuit did not set aside the 2019 Opinion, we are still monitoring the potential impact of the 2019 Opinion on our business. If courts outside the First Circuit, Fifth Circuit or the U.S. Supreme Court take a different position on the applicability of the Wire Act to our operations, the Wire Act may have a material adverse effect on our business, financial conditions, and results of operations. In particular, should it ultimately be determined or codified that the Wire Act extends to transmission of lottery games in interstate or foreign commerce, certain of our operations that are not currently restricted by statute or practice to a state's territorial boundaries may be negatively impacted or eliminated. Further, in such event, the DOJ or other federal regulatory authorities may determine that the manner in which we operate our technology is deemed to be interstate or foreign commerce and accordingly a violation of such interpretation of the Wire Act. Either event could have a material adverse effect on us or our results of operations, cash flow, or financial condition, could force us to cease our operations (if any), seek bankruptcy protection, and could further subject us to litigation, fines and penalties.

If the Interstate Wagering Amendment is interpreted or applied to prohibit transmissions to foreign countries, it could have a negative impact on our business, financial condition, and results of operations.

Various federal laws prohibit the transportation of lottery tickets, advertisements, and paraphernalia in interstate or foreign commerce or through the mail, except under certain circumstances. Generally, such laws do not apply to state or charitable lotteries conducted in accordance with the laws of the state in which such lottery is operated. The Interstate Wagering Amendment, enacted in 1994, sought to close a "loophole" in the federal laws allowing the sale of lottery tickets across state lines "via computer transaction with no paper crossing state lines."

The Interstate Wagering Amendment specifically provides: "Whoever . . . being engaged in the business of procuring for a person in 1 State such a ticket, chance, share or interest in a lottery, gift, [sic] enterprise or similar scheme conducted by another State (unless that business is permitted under an agreement between the States in question or appropriate authorities of those States), knowingly transmits in interstate or foreign commerce information to be used for the purpose of procuring such a ticket, chance, share, or interest" shall have committed an offense under 18 U.S.C. § 1301.

Unless covered by one of the exceptions, therefore, we are prohibited from transporting lottery tickets across state lines or transmitting information to be used for the purpose of procuring a lottery ticket for a lottery conducted by a state to a person in another state. "State" is defined as "a State of the United States, the District of Columbia, the Commonwealth of Puerto Rico, or any territory or possession of the United States." The definition of "foreign government" on the other hand, expressly excludes U.S. states and territories. Based on the use of the words "1 State" and "another State" and the omission of the term "foreign country", we believe the Interstate Wagering Amendment does not prohibit transmission of information for the purpose of procuring tickets for persons in foreign countries.

If the Interstate Wagering Amendment is interpreted or applied to prohibit transmissions to foreign countries, however, it could have a negative impact on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. Additionally, reinterpretation of the Wire Act to prohibit transmissions of information to foreign countries for the purpose of procuring such tickets could also negatively impact our business. For more information, see "*Regulatory and Compliance Risks - If there is a final determination on the applicability of the Wire Act to our operations and it is determined or codified that the Wire Act extends to transmission of lottery games in interstate or foreign commerce, certain of our operations that are not currently restricted by statute or practice to a state's territorial boundaries may be negatively impacted or eliminated, which may have a material adverse effect on our business, financial conditions, and results of operations.*"

Our business model and the conduct of our operations may have to vary in each U.S. jurisdiction where we do business to address the unique features of applicable law to ensure we remain in compliance with that jurisdiction's laws. Our failure to adequately do so may have an adverse impact on our business, financial condition, and results of operations.

Lottery laws vary among U.S. jurisdictions. This means that our business model and the conduct of our operations may have to vary in each jurisdiction where we do business to ensure we remain in compliance with applicable laws. For example, some jurisdictions prohibit lottery ticket courier services, while some jurisdictions in the U.S. prohibit charging certain fees to the user, and further still, some jurisdictions require us to be licensed or registered, which will require us to incur certain costs in connection with the licensing or registration process. In each U.S. jurisdiction, we may be required to structure our business model and conduct our operations differently to address the unique features of applicable law.

Many of the U.S. jurisdictions in which we have historically done business or anticipate doing business in the future require that lottery game tickets be sold only by licensed retailers and prohibit sale or resale of lottery tickets at prices in excess of the purchase price designated by the applicable regulatory authority. Because lottery tickets are typically considered bearer instruments, we can purchase tickets on behalf of our users and customers and charge certain service fees within the limits of the applicable laws in each U.S. jurisdiction. In most cases, with Virginia being a notable exception, the laws do not specifically prohibit users from engaging our services to purchase lottery tickets on their behalf. However, certain types of fees are prohibited in certain jurisdictions. For example, Pennsylvania prohibits "any fee associated with the acquisition or transportation of lottery tickets or shares" and Illinois law prohibits service charges, handling fees or other costs added to the established price of a ticket. In those states and other states with similar prohibitions, we will need to structure our business model to comply with the relevant laws while still endeavoring to operate profitably.

If a U.S. jurisdiction prohibits our services, imposes onerous licensing or regulatory requirements, or imposes restrictions on the fees we charge, either by enacting new statutes or regulations or by reinterpreting existing statutes and regulations, such restrictions and requirements could have a material adverse effect on our results of operations, cash flow, or financial condition, force us to change our operations in that state, or cease operations in that state altogether.

In some jurisdictions our key executives, certain employees, or other individuals related to our business may be subject to licensing or compliance requirements. Failure by such individuals to obtain the necessary licenses or comply with individual regulatory obligations, could cause our business to be non-compliant with such obligations, or imperil our ability to obtain or maintain licenses that may be necessary for the conduct of our business. In some cases, the remedy to such a situation may require the removal of a key executive or employee and the mandatory redemption or transfer of such person's equity securities.

We currently hold a license issued by the Texas Lottery Commission to conduct the retail sale of lottery tickets in the State of Texas. We may determine or be required to secure additional licenses from other regulatory authorities with jurisdiction over lottery operations in new markets in which we contemplate expansion. Such licensure may impose additional obligations on us and our operations, which may include continuous disclosure to and an investigation by the applicable regulatory authority into the financial stability, integrity and business experience of the Company, its affiliates, and their respective significant stockholders, directors, officers, and key employees. In markets in which we have not previously operated or in newly regulated markets, licensing regimes may impose licensing requirements or conditions with which we have not previously been required to comply, which may include locating technical infrastructure within the relevant territory, establishing real-time data interfaces with the regulatory authority, implementing consumer protection, responsible gaming and privacy measures, or additional approvals or certifications of our technology, all of which may present operational challenges and material costs, and any of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition.

To the extent that any stockholder, director, officer or key employee is required to submit to required background checks and provide disclosure and fails to do so, or they or the Company fail to do so to the satisfaction of the relevant regulatory authority, such failure may jeopardize the grant of a license, provide grounds for termination of an existing license, or result in the imposition of penalties. Generally, any person or entity that fails or refuses to apply for a finding of suitability or a license within the prescribed period after being advised by a competent authority that they are required to do so may be denied a license or found unsuitable, as applicable, which may result in our being required to sever our relationship with such person or entity. Further, we may be subject to disciplinary action or suffer revocation of licensure if, following notification that a person or entity is disqualified or unsuitable, we: (a) pay them any dividend or interest upon our shares; (b) allow them to exercise, directly or indirectly, any voting right conferred through the shares they hold; (c) pay them remuneration in any form for services rendered or otherwise; or (d) if required, fail to pursue all lawful efforts to terminate their association with the Company or require them to relinquish their shares.

In some U.S. jurisdictions, certain stockholders may also be required to file applications or submit to background checks. While such requirements typically apply only to stockholders in excess of certain thresholds (such as five or ten percent of the outstanding shares) or to stockholders who also have an active role in the Company, we cannot ensure that such jurisdictions might not seek licensure of additional stockholders in the future.

While we believe that we are in compliance with all material licensure requirements applicable to our operations, we cannot ensure that our activities will remain in compliance or that we will continue to receive all licenses or license renewals for which we apply. The loss of a license that we currently hold, or failure to receive a license, could have a material adverse effect on us or on our business, financial condition, or results of operations.

Gaming and lottery authorities may revoke or suspend licenses, levy fines against us, or seize certain of our assets if we violate gaming regulations. We cannot ensure that we will be able to obtain or maintain the necessary licenses or approvals or that the licensing process will not result in delays or adversely affect our operations. Disciplinary action against a license holder in one jurisdiction could lead regulators in other jurisdictions to pursue similar action.

We cannot ensure that regulatory or governmental authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings against us. We cannot ensure that any instituted enforcement proceedings will be favorably resolved, or that such proceedings will not have a material adverse effect on our ability to retain and renew existing licenses or to obtain new licenses.

We plan to continually develop internal compliance programs and requirements in an effort to ensure that we comply with legal requirements imposed in connection with our activities and generally applicable to all publicly traded companies, however, we cannot ensure that they will prevent the violation of one or more laws, which may have an adverse impact on our business, financial condition, and results of operations.

We plan to continually develop internal compliance programs in ongoing efforts to ensure our compliance with legal requirements imposed in connection with our business activities and with legal requirements generally applicable to all publicly traded companies. While we are firmly committed to full compliance with all applicable laws, and plan to continue to establish appropriate procedures and policies, we cannot ensure that our compliance program will prevent the violation of one or more laws or regulations, or that a violation by us, an employee, a customer or an affiliate will not result in the imposition of a monetary fine or suspension or revocation of one or more of our governmental licenses, findings of suitability, registrations, permits and approvals, which could have a material adverse effect on us or on our results of operations, cash flow, or financial condition.

While we are confident that we will face additional regulatory requirements as we expand, we cannot predict the effect of future regulatory requirements to which our operations might be subject or the manner in which such requirements might be enforced. The compliance policies and procedures we implement may not always be followed at all times by directors, management, employees, agents, partners and other related parties, whether through neglect or intention. Our policies and procedures have not and may not effectively detect and prevent violations of applicable laws by one or more of our directors, management, employees, agents, partners, customers, affiliates, or other related or third parties. As a result, we and/or our directors, management, employees, agents, partners, customers, affiliates, or other related or third parties could be subject to investigations, criminal and civil penalties, sanctions and/or other enforcement measures that in turn could have a material adverse effect on our results of operations, cash flow, or financial condition.

We take our corporate responsibility to our users, customers, and the requirements of the regulatory authorities in the jurisdictions in which we operate very seriously and are focused on maintaining a safe and responsible gaming environment. Our failure to remain in compliance with underage and responsible gaming requirements or any amendments or additions to such requirements could have a material adverse effect on us, our reputation and brand, or on our business, results of operations, or financial condition.

We are committed to compliance with the underage and responsible gaming requirements set forth in the domestic and international statutes and regulations in the jurisdictions in which we do business and, as applicable, that govern our operations. We take our corporate responsibility to our users, customers and the regulators in the jurisdictions in which we operate very seriously and are focused on maintaining a safe and responsible gaming environment. We will continue to evaluate and develop our technology to meet the statutory requirements regarding responsible gaming and self-exclusion as well as our own self-imposed objectives regarding corporate social responsibility, as demonstrated by our ongoing compliance objectives and policies.

All of the U.S. jurisdictions and most of the international jurisdictions in which we operate prohibit sales of lottery tickets to persons under 18 years of age. We have instituted know-your-customer requirements to aid our efforts in identifying minors and preventing them from using our services. In many cases, these requirements apply to our lottery retailer partners and may not apply to us. Nevertheless, if we fail to abide by these requirements, our partners may be reluctant to do business with us or the applicable regulatory authorities may amend the requirements to apply specifically to us, to the extent that they do not already do so.

Many jurisdictions, especially international jurisdictions, are imposing more stringent rules with regard to underage and responsible gaming. This trend could continue to spread and both U.S. and international jurisdictions may strengthen underage and responsible gaming requirements. In the event that any jurisdiction in which we operate mandates additional requirements regarding corporate social responsibility, responsible gaming, self-exclusion, or similar mandates, we may be required to undertake additional technological initiatives to remain in compliance. Implementation of any such initiatives may present operational challenges and material costs and divert the attention of management and systems developers and engineers, any of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition. The failure to remain in compliance with underage and responsible gaming requirements or any amendments or additions to such requirements could have a material adverse effect on us or on our business, results of operations, or financial condition.

We are subject to governmental laws and requirements of the U.S. and various international jurisdictions in which we operate regarding anti-bribery, anti-corruption, economic and trade sanctions, anti-money laundering, and counter-terror financing. Alleged or actual violation of any of these laws or requirements could negatively impact our brand and reputation, our ability to obtain or maintain any governmental licenses, findings of suitability, registrations, permits, and approvals, any of which could negatively impact our business, financial condition, and results of operations.

As a digital company operating within the U.S. and are subject to the jurisdiction of various governments and regulatory agencies, we are accordingly subject to domestic and international laws regarding anti-bribery, anti-corruption, economic and trade sanctions, anti-money laundering, and counter-terror financing.

Our operations and our growth plans, including in connection with our intent to expand into new markets and undertake strategic acquisitions when we have sufficient funding to do so, may bring our officers, directors, employees, and representatives into contact with "foreign officials" responsible for issuing or renewing governmental licenses, findings of suitability, registrations, permits and approvals, or for otherwise enforcing governmental regulations and requirements. In our contact with such foreign officials, we are required to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which include the U.S. Foreign Corrupt Practices Act (the "FCPA"), and the U.K. Bribery Act 2010 (the "U.K. Bribery Act"), as well as corresponding laws and regulations of the other countries where we do business. The FCPA, the U.K. Bribery Act, and other applicable laws prohibit us and our officers, directors, employees, and business partners acting on our behalf, from corruptly offering, promising, authorizing, or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental "commercial" bribery and accepting bribes. Our operations, trade practices, investment decisions, and partnering activities may be restricted as a result.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to brand and reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, and injunctions, as well as impacting our ability to maintain or obtain any governmental licenses, findings of suitability, registrations, permits and approvals. Further, investigations of alleged violations can result in substantial costs, fines, or penalties and diversion of our resources. We are continuously developing and maintaining requirements to comply with applicable anti-corruption laws and regulations, however, there is no certainty that they will effectively prevent violations for which we may be held responsible, or at all.

We are currently required to comply with U.S. economic and trade sanctions administered by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"). Our Platform may be accessible from a sanctioned country in violation of applicable trade and economic sanctions. As part of our ongoing compliance efforts, we are implementing requirements to ensure that we do not violate these laws and requirements, however, our failure to adequately implement such requirements, fully perform our compliance requirements, or otherwise breach our compliance requirements with OFAC could result in our being subject to penalties, fines or other enforcement actions.

We process, support and execute financial transactions as part of our business and disburse funds on behalf of certain of our users, including receiving payment card information and processing payments for and due to our users. Accordingly, we may be subject to various anti-money laundering and counter-terrorist financing laws and regulations around the world that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities, including, in the U.S., the Bank Secrecy Act of 1970, as amended (the "BSA"), and certain provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act"). We have developed a risk-based anti-money laundering program that we are implementing, however, in the event that we breach any of these laws and regulations that are applicable to us, we could be subject to significant civil fines, penalties, inquiries, audits, investigations, enforcement actions, and criminal and civil liability.

Any failure on our part to implement, maintain or follow the necessary processes and policies to comply with these regulations and requirements, or to adapt our processes and policies to changes in laws or regulations would adversely impact our brand and reputation, or our ability to obtain or maintain any governmental licenses, findings of suitability, registrations, permits and approvals, and would negatively impact our business, financial condition and results of operations.

We are subject to domestic and foreign laws relating to processing certain financial transactions, including payment card transactions, and failure to comply with those laws, even if inadvertent, could have a material adverse effect on our business, financial condition, and results of operations.

As a result of our undertaking certain payment transactions on behalf of certain of our users, including receiving payment card information and processing payments, we have been subject and may continue to be subject to or we may voluntarily comply with a number of rules, laws and regulations relating to privacy and information security, electronic fund transfers, payment services and convenience fees. If we were found to be in violation of applicable rules, laws and regulations, we could be subject to additional liability, including card association and governmental fines or other sanctions, and we could be forced to otherwise change our business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals.

We have implemented procedures and continue to implement policies and procedures to preserve and protect payment data against loss, corruption, misappropriation caused by systems failures, unauthorized access or misuse. However, to the extent we retain our user's data, we could be subject to liability claims by users for the misuse of that information, which could negatively impact our ability to utilize certain payment cards, or undertake certain transactions, which could disrupt our business. Failure to comply with these rules and laws may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines or criminal prosecution, reputation and brand damage, and restrictions on our ability to process and support financial transactions, any of which could have a material adverse effect on our business, financial condition and results of operations.

Tax and other regulatory authorities may successfully assert that we have not properly collected or remitted withholding taxes, and as a result may successfully impose additional obligations, fines, penalties or other financial liability on us, any of which could adversely affect our business, financial condition, and results of operations.

Federal tax rules generally require payers to report payments to unrelated parties to the Internal Revenue Service. In the event of our failure to comply with such reporting obligations, due to failure in the application of our judgment in evaluating our obligations, our effective compliance with our internal process and its execution, or with respect to the process and manner in which we calculate and remit amounts due and owing to taxing authorities timely or at all, could subject us to brand and reputational damage, fines, penalties, and other financial liability, any of which could harm our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

In certain instances, we have collected and remitted applicable withholding taxes in the claims and redemption process. Regulatory and tax authorities may raise questions about, or challenge or disagree with, this practice, or in the application of our judgment in evaluating our obligations, our effective compliance with our internal process and its execution, or with respect to the process and the manner in which taxes are calculated, remitted and withheld as a result. A successful assertion by one or more regulatory or tax authorities requiring us to alter our practice could result in brand and reputational damage, fines, penalties and other financial liability, or discourage our users and commercial partners from using our Platform, any of which could harm our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Human Capital Risks

Our success will depend on our ability to hire employees in the future. Recruitment and retention of these individuals is vital to growing our business and our business plans. The loss of any of our key executives or other key employees could harm our business.

We currently have nine employees who manage and operate our business, including our Chief Executive Officer, Mark Gustavson. While we have experienced significant turnout of our executive officers in the past year, we expect that the leadership of our current key executives and employees will be a critical element of our success in the future. The departure, death or disability of any one of our executive officers or employees or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business.

In addition, our failure to re-hire employees in the future will limit our ability to restart our business operations and earn revenue. Certain employees have made significant contributions to our growth and success. We believe our success and our ability to compete and grow following the Operational Cessation will depend in large part on the efforts and talents of our future employees and on our ability to retain highly skilled personnel. The competition for these types of personnel is intense and we compete with other potential employers for the services of our employees. As a result, we may not succeed in hiring and retaining the executives and other key employees that we need. Employees, particularly developers and engineers, are in high demand, and we will need to devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees, including significant financial resources, which we may not have. We cannot provide assurance that we will be able to attract or retain such highly qualified personnel in the future. In addition, the loss of future employees or the inability to hire skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition and results of operations could be seriously harmed.

Illegal, improper, or otherwise inappropriate activity of our couriers, whether or not occurring while performing their employment duties, could expose us to liability and adversely affect our business, reputation, brand, financial condition, and results of operations.

Illegal, improper, or otherwise inappropriate activities by our couriers, including the activities of individuals who may have previously engaged with, but are not then receiving or providing services offered through, our Platform or individuals who are intentionally impersonating users or couriers or the activities of couriers while purchasing lottery game tickets, may occur, which could adversely affect our reputation, brand, business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. These activities may include attempted theft, unauthorized use of payment card or financial account information, user identity theft, theft of lottery games, and other misconduct. Such activities may result in injuries or damage for users and third parties, or business interruptions, reputational and brand damage, or other significant liabilities for us.

While we have implemented various measures intended to anticipate, identify, and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper, or otherwise inappropriate activity by these parties from occurring and such conduct could expose us to liability, including through litigation, or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper, or otherwise inappropriate activities, such as our requirement that all couriers undergo a background check, are too restrictive and inadvertently prevent couriers and users otherwise in good standing from using our Platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and engagement of the number of couriers and users on our Platform and their use of our Platform could be adversely affected. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

Risks Relating to our Dependence on Third Parties

Our business model depends upon the compatibility between our B2C Platform and the major mobile operating systems and upon third-party platforms for the distribution of our product offerings. If Google Play or the Apple App Store or other mobile download sites prevent users from downloading our apps or if our advertising is blocked or rejected from being delivered to our users, our ability to grow our revenue, profitability, and prospects may be adversely affected.

When operational, our users access our B2C Platform product offerings on mobile devices and web applications, and accordingly, our business model depends upon the compatibility between our application and the major mobile operating systems. Third parties with whom we do not have any formal relationships control the design of mobile devices and operating systems. These parties frequently introduce new devices, and from time to time they may introduce new operating systems or modify existing ones. Network carriers may also impact the ability to download applications or access specified content on mobile devices.

In addition, when operational, we rely upon third-party platforms for distribution of our product offerings. The Google Play store and Apple App Store are global application distribution platforms and have been the main distribution channels for our application. As such, the promotion, distribution and operation of our application are subject to the respective distribution platforms' standard terms and policies for application developers, which are very broad and subject to frequent changes and interpretation. Furthermore, the distribution platforms may not enforce their standard terms and policies for application developers consistently and uniformly across all applications and with all publishers.

There is no guarantee that popular mobile devices will support or feature our product offerings when operational, or that mobile device users will continue to use our product offerings rather than competing products. We are dependent on the interoperability of our technology with popular mobile operating systems, technologies, networks and standards that we do not control, such as the Android and iOS operating systems, and any changes, bugs, technical or regulatory issues in such systems, our relationships with mobile manufacturers and carriers, or in their terms of service or policies that degrade our offerings' functionality, reduce or eliminate our ability to distribute our offerings, give preferential treatment to competitive products, limit our ability to deliver high quality offerings, or impose fees or other charges related to delivering our offerings, could adversely affect our product usage and monetization on mobile devices.

Furthermore, we may not successfully cultivate relationships with key industry participants or develop product offerings that operate effectively with these technologies, systems, networks, regulations, or standards. If it is difficult for our users to access and use our offerings on their mobile devices, if our users choose not to access or use our offerings on their mobile devices, or if our users choose to use mobile products that do not offer access to our offerings, our user growth, retention, and engagement could be seriously harmed. In addition, if any of the third-party platforms used for distribution of our product offerings were to limit or disable advertising on their platforms, either because of technological constraints or because the owner of these distribution platforms wished to impair our ability to serve ads on them, our ability to generate revenue could be harmed. Also, technologies may be developed that can block the display of our ads. These changes could materially impact the way we do business, and if we or our advertising partners are unable to quickly and effectively adjust to those changes, there could be an adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

We rely on third-party providers for validation services regarding our users, and if such providers fail to perform adequately, provide inaccurate information, or we do not maintain business relationships with them, our business, financial condition, and results of operations could be adversely affected.

We have relied and expect to rely in the future on third-party providers to assist in some or all of the required validation of the identity, verification of the age, or geo-location of our prospective users, however, there is no guarantee that such third-party systems will perform adequately, or at all, or be effective. To the extent that we rely on third parties for our identity, age, or geolocation systems to ensure that we are in compliance with certain laws and regulations, any service disruption to those systems would prohibit us from operating our offerings and would adversely affect our business. Additionally, incorrect or misleading geolocation, age, and identity verification data with respect to current or potential users received from third-party service providers may result in us inadvertently allowing access to our offerings to individuals who should not be permitted to access them, or otherwise inadvertently deny access to individuals who should be able to access our offerings, in each case based on inaccurate identity or geographic location determination. When operational, our third-party geolocation services provider relies on its ability to obtain information necessary to determine geolocation from mobile devices, operating systems, and other sources. When operational, changes, disruptions, or temporary or permanent failure to access such sources by our third-party services providers may result in their inability to accurately determine the location of our users. Moreover, our inability to maintain our contracts with third-party services providers, or to replace them with equivalent third parties, may result in our inability to access geolocation, age and identity verification data necessary for our day-to-day operations. If any of these risks materializes, we may be subject to disciplinary action, fines, lawsuits, and our business, financial condition, and results of operations could be adversely affected.

We rely on third-party payment processors to process payments and withdrawals made by our users, and if we cannot manage our relationships with such third parties and other payment-related risks, our business, financial condition, and results of operations could be adversely affected.

When operational, we rely on a limited number of third-party payment processors to process payments and withdrawals made by our users. If any of our third-party payment processors terminates its relationship with us or refuses to renew their agreements with us on commercially reasonable terms, we would need to find an alternate payment processors, and may not be able to secure similar terms or replace such payment processors in an acceptable time frame. Further, the software and services provided by our third-party payment processors may not meet our expectations, contain errors or vulnerabilities, be compromised or experience outages. Any of these risks could cause us to lose our ability to accept payments or other payment transactions or make timely payments to our users, any of which could make our technology less trustworthy and convenient and adversely affect our ability to attract and retain our users.

Nearly all of our payments have been made by credit card, debit card, automated clearing house transaction, or through other third-party payment services, which subjects us to certain regulations and to the risk of fraud. We may in the future offer new payment options to users that may be subject to additional regulations and risks. We are also subject to a number of other laws and regulations relating to the payments we accept from our users and customers, including with respect to money laundering, money transfers, privacy, and information security. If we fail to comply with applicable rules and regulations, we may be subject to civil or criminal penalties, fines and/or higher transaction fees and may lose our ability to accept online payments or other payment card transactions, which could make our offerings less convenient and attractive to our users and customers. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

For example, if we are deemed to be a money transmitter as defined by applicable regulation, we could be subject to certain laws, rules and regulations enforced by multiple authorities and governing bodies in the U.S. and numerous state and local agencies who may define money transmitter differently. Certain states may have a more expansive view of who qualifies as a money transmitter. Additionally, outside of the U.S., we could be subject to additional laws, rules and regulations related to the provision of payments and financial services, and if we expand into new jurisdictions, the foreign regulations and regulators governing our business that we are subject to will expand as well. If we are found to be a money transmitter under any applicable regulation and we are not in compliance with such regulations, we may be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, including state Attorneys General, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include criminal and civil proceedings, forfeiture of significant assets or other enforcement actions. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny.

Additionally, our payment processors require us to comply with payment card network operating rules, which are set and interpreted by the payment card networks. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules in ways that might restrict or prohibit us from using certain payment methods in providing certain offerings to some users, be costly to implement or difficult to implement. We have agreed to reimburse our payment processors for fines they are assessed by payment card networks if we or our users violate these rules. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

Our technology contains third-party open-source software components, and failure to comply with the terms of the underlying open-source software licenses could restrict our ability to provide our offerings.

Our technology contains software modules licensed to us by third-party authors under "open source" licenses, including the distributed ledger technology, which we currently use and intend to continue to use in our Platform. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our technology.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our software.

Although we monitor our use of open-source software to avoid subjecting our technology to conditions we do not intend, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our technology. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Moreover, we cannot assure you that our processes for controlling our use of open-source software in our technology will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to re-engineer our technology, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless.

If we cannot license rights to use third-party technologies on reasonable terms, we may not be able to commercialize new products or services in the future.

In the future, we may license third-party technology to develop or commercialize new products or offer new services. In return for the use of a third-party's technology, we may agree to pay the licensor royalties based on sales of our products or services. Royalties are a component of cost of revenue and affect the margins on our products. We may also need to negotiate licenses to use third-party intellectual property. Our business may suffer if we are unable to enter into the necessary licenses on acceptable terms, or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable.

We rely on relationships with lottery organizations from which we acquire lottery data information for the provision of our Data Services. Loss of existing relationships or failure to expand existing relationships may cause loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on relationships with lottery organizations from which we acquire rights to collect and supply lottery data that we provide to our users and customers. The future success of our Data Service business may depend, in part, on our ability to obtain, retain and expand relationships with lottery organizations. We have arrangements with lottery organizations for rights to their data. Our arrangements with lottery organizations may not continue to be available to us. In the event that we lose existing arrangements or cannot continue and expand existing arrangements, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. The loss of such arrangements may cause loss of competitive advantage and could materially adversely affect our financial condition, business and results of operations.

Risks Relating to Future Growth

Our strategy anticipates substantial growth, and if we fail to adequately scale product offerings and manage our entry into new territories, our business and reputation may be harmed.

Our business strategy contemplates substantial growth in our user and customer base, and a strategy to capture a larger share of a dynamic lottery market and shifting demographic, primarily in the U.S. but internationally as well. Our growth has previously placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

● implement additional management information systems;

● further develop our operating, administrative, legal, compliance, financial and accounting systems and controls;

● hire additional qualified personnel and develop human capital;

● comply with additional regulatory regimes, securing licenses, findings of suitability, registrations, permits and approvals; and

● maintain close coordination among our engineering, operations, legal, compliance, finance, sales and marketing and customer service and support organizations.

Failure to accomplish any of these requirements could adversely affect our ability to deliver our product, service, and systems offerings in a timely fashion, fulfill existing commitments or attract and retain new users and customers.

We may face difficulties as we expand our operations into new markets in which we have limited or no prior operating experience.

Our capacity for growth depends, in part, on our ability to expand our operations into, and compete effectively in, new local entertainment, gaming and Online Lottery markets. It may be difficult for us to understand and accurately predict consumer preferences and spending habits in these new local markets. In addition, each market has unique regulatory dynamics. These include laws and regulations that can directly or indirectly affect our ability to operate. In addition, each market is subject to distinct competitive and operational dynamics. These include our ability to offer more attractive products, services and systems than alternative options and our ability to efficiently attract and retain users and customers, all of which affect our sales, results of operations, and key business metrics. As a result, we may experience fluctuations in our results of operations due to the changing dynamics in the local markets where we operate. If we invest substantial time and resources to expand our operations and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

<u>*International Operations Risks*</u>

The international scope of our operations may expose us to increased legal and regulatory risks, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

We have international operations, including in Mexico as a result of the closing of our acquisition in June 2021 of Global Gaming Enterprises, Inc., which is a majority stockholder of Electronicos y de Comunicacion, S.A.P.I de C.V. and JuegaLotto, S.A. de C.V. Accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions, and unforeseeable developments in a variety of jurisdictions. Our international operations are subject to the following risks, among others:

● political instability;

● international hostilities, military actions, wars, terrorist or cyber-terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

● differing economic cycles and adverse economic conditions;

● unexpected changes in regulatory environments and government interference in the economy, including lottery and gaming, data privacy and advertising laws and regulations;

● changes to economic and anti-money laundering sanctions, laws and regulations;

● varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;

● differing labor regulations;

● foreign exchange controls and restrictions on repatriation of funds;

● fluctuations in currency exchange rates;

● inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

● insufficient protection against product piracy and rights infringement and differing protections for intellectual property rights;

● varying attitudes towards lottery games and betting by foreign governments;

● difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

● differing business practices, which may require us to enter into agreements that include non-standard terms; and

● difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brands or lack of local acceptance of our products, services and systems.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition, and results of operations may be materially affected.

We have expanded our presence internationally, and any future actions or escalations that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business. In particular, we may have access to fewer business opportunities and our international operations may be negatively impacted.

As a result of the intended growth of the international scope of our operations and our corporate and financing structure, we may become subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, changes in or to the interpretation of the tax laws or tax treaties of the countries in which we operate may adversely affect the manner in which we have structured our business operations and legal entity structure to efficiently realize income or capital gains and mitigate withholding taxes, and may also subject us to tax and return filing obligations in such countries that do not currently apply to us. Such changes may increase our tax burden and/or may cause us to incur additional costs and expenses in compliance with such changes. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes, the reallocation of income or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development (the "OECD"), and other government agencies have had an extended focus on issues related to the taxation of multinational corporations. Further, the introduction of a digital services tax, such as the U.K. digital services tax introduced with effect from April 1, 2020, may increase our tax burden, which could adversely affect our business, financial condition and results of operations. Finally, the international scope of our business operations could subject us to multiple overlapping tax regimes that can make it difficult to determine what our obligations are in particular situations.

Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations, and financial position.

Due to our international operations, a portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn would affect our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country's currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

<u>Intellectual Property Risks</u>

If we are unable to protect our intellectual property and proprietary rights or prevent its unauthorized use by third parties, our ability to compete in the market or our business, financial condition, and results of operations may be harmed.

We have and continue to seek to protect our intellectual property to ensure that our competitors do not use such intellectual property. However, intellectual property laws in the U.S. and in other jurisdictions may afford differing and limited protection, may not permit us to gain or maintain a competitive advantage, and may not prevent our competitors from duplicating our products, designing around our proprietary products or technology, or gaining access to our proprietary information and technology, and are costly and time consuming.

As of December 31, 2022, we had one trademark registered with the U.S. Patent and Trademark Office and the registration of six other word marks and one logo was pending with the U.S. Patent and Trademark Office. Our success may depend, in part, on our ability to obtain trademark protection for the names or symbols under which we market our products and to obtain copyright protection, which may not always be successful. We are continually evaluating opportunities to file patents. Any future patent applications we hold or have rights to may not result in an issued patent, and if patents are issued, they may not necessarily provide meaningful protection against competitors and competitive technologies or adequately protect our then-current technologies. Additionally, even if granted, we may not be able to build and maintain goodwill in our trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright, or issued patent will provide competitive advantages for us or that our intellectual property will not be successfully challenged or circumvented by competitors.

We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees, or current employees will not breach their obligations regarding non-disclosure and restrictions on use. Anyone could seek to challenge, invalidate, circumvent, or render unenforceable any patent that we seek protection over in the future. We may not be able to detect the unauthorized use of our intellectual property, prevent breaches of our cybersecurity efforts, or take appropriate steps to enforce our proprietary or intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer, and disclosure of software, may be unenforceable under the laws of certain jurisdictions.

We intend to enforce our intellectual property rights, and from time to time may initiate claims against third parties that we believe are infringing our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on our results of operations, business, and financial condition.

The intellectual property rights of others, including claims of third parties that we are infringing on their intellectual property and proprietary rights, may prevent us from developing new products, services and systems, entering new markets or may expose us to significant license fees, liability, or costly litigation.

Our success depends, in part, on our ability to continually adapt our business activities, products, services, and systems to incorporate new technologies and to expand into entertainment and gaming markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products, services or systems based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our prospects, results of operations, cash flows, and financial condition may be adversely affected.

Our business activities, products, services, and systems may infringe upon the proprietary rights of others, and other parties may assert infringement claims against us. In addition to infringement claims, third parties may allege claims of invalidity or unenforceability against us or against our licensees or manufacturers in connection with their use of our technology. A successful challenge to, or invalidation of, one of our intellectual property interests, a successful claim of infringement by a third party against us, our business activities, products, services and systems, or one of our licensees in connection with the use of our technologies, or an unsuccessful claim of infringement made by us against a third party or its business activities, products, services and systems could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

● be expensive and time consuming to defend or require us to pay significant amounts in damages;

● invalidate our proprietary rights;

● cause us to cease making, licensing or using products, services or systems that incorporate the challenged intellectual property;

● require us to redesign, reengineer or rebrand our products, services or systems or limit our ability to bring new products, services or systems to the market in the future;

● require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain the right to undertake a business activity or use a product, process or component;

● impact the commercial viability of the products, services and systems that are the subject of the claim during the pendency of such claim; and

● require us by way of injunction to remove products, services, or systems or stop implementing the business practice, or stop selling or offering new products, services.

Legal Proceedings Risks

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business, financial condition, and results of operations.

We are, and have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve securities, competition and antitrust, anti-money laundering, OFAC, regulatory, lottery or gaming, intellectual property, privacy, consumer protection, accessibility claims, tax, labor and employment, commercial disputes, services and other matters. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. For example, as described in more detail in Item 3. Legal Proceedings, the TinBu Plaintiffs (as defined below) filed a claim against the Company for breach of contract and misrepresentation. If the lawsuit results in an unfavorable judgment against the Company, our Data Services business could be negatively impacted and we may lose some of TinBu's well-known clients. In addition, defending against these claims will require the Company to expend substantial time and money, which could divert management attention from restarting operations.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm and brand damage, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, and results of operations and could cause the value of our securities to decline or become worthless. See Item 3. Legal Proceedings for additional information.

Failure to perform under agreements regarding our Platform or our Data Services, affiliate agreements, or other contracts that we are party to may result in litigation, substantial monetary liquidated damages and contract termination, which would materially and adversely affect our business, financial condition and results of operations.

Our business may subject us to contractual penalties and risks of litigation, including due to potential allegations that we have not fully performed under contracts. Agreements with lottery authorities under which lottery tickets are sold as a retail vendor typically permit a lottery authority to terminate the contract at any time for material failure to perform, other specified reasons and, in many cases, for no reason at all. These contracts also frequently contain exacting implementation schedules and performance requirements and the failure to meet these schedules and requirements may result in monetary liquidated damages, as well as possible contract termination. Additionally, we are party to agreements that may include monetary liquidated damages provisions in the event of our material default thereunder. Material amounts of liquidated damages could be imposed on us in the future, which could, if imposed, have a material adverse effect on our results of operations, business or financial condition.

We may not recover amounts owed to us from J. Streicher Financial, LLC.

On July 29, 2022, the Company filed an original *Verified Complaint for Breach of Contract and Specific Performance* (the "Complaint") against J. Streicher Financial, LLC ("Streicher") in the Court of Chancery of the State of Delaware (the "Chancery Court"). In its Complaint, the Company alleged that Streicher breached a contract entered into by the parties on March 9, 2022, and demanded that Streicher return $16,500,000 it owed to the Company. On September 26, 2022, the Chancery Court entered an order in favor of the Company, *Granting with Modifications Company's Motion for Partial Summary Judgment* in the amount of $16,500,000 (the "Judgment"). On October 27, 2022, the Chancery Court further awarded the Company $397,036.94 in attorney's fees (the "Fee Order"). On November 15, 2022, the Company initiated efforts against Streicher to seek collections on the Judgment and Fee Order. The Company subsequently engaged a collection firm to pursue Streicher as a judgment debtor on behalf of Company. Since being engaged, the collection firm has sought collections on Streicher by noticing Judgment-Debtor for Deposition by Oral Examination in Aid of Judgment and seeking post-judgment discovery, including interrogatories and requests for production.

In an effort to avoid post-judgment discovery, Streicher indicated a willingness to pay the judgment over time with interest and is attempting to negotiate a settlement and forbearance agreement with the Company. Streicher's original deadline to produce documents and respond to the post-judgment discovery was January 16, 2023, and the Deposition was scheduled to take place on January 19, 2023. On January 20, 2023, faced with post-judgment discovery and depositions, Streicher remitted a partial payment towards the Judgment in the amount of $75,000. On February 13, 2023, Streicher made another payment towards the Judgment in the amount of $50,000 and agreed to make another payment in the amount of $75,000 on February 28, 2023. Streicher failed to remit the payment on February 28, 2023, and as a result, the Company is proceeding with the post-judgment discovery and depositions, which was scheduled for March 16, 2023, provided that Streicher did not appear at such hearing. The Company intends to fully collect on the Judgment and intends to pursue all legal and equitable means to enforce the Judgment against Streicher until the Judgment is fully satisfied.

We may never collect the full amount of the judgment, the costs of collecting the judgment, including additional legal fees may be material, and Streicher may not have funds to pay us amounts due or make seek bankruptcy protection.

Public Company Operating Risks

Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the U.S. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

The regulated gaming and lottery industry is subject to rapid change, significant competition, and regulatory oversight and our projections are subject to the risks and assumptions made by management with respect to our industries. Operating results are difficult to forecast because they generally depend on our assessment of the timing of adoption of future legislation and regulations by different states, which are uncertain. Furthermore, if we invest in the development of new products, services or distribution channels that do not achieve significant commercial success, whether because of implementation, competition or otherwise, we may not recover the often substantial "up front" costs of developing and marketing those products and distribution channels or recover the opportunity cost of diverting management and financial resources away from other services, products or distribution channels.

Additionally, our business may be affected by reductions in consumer spending from time to time as a result of a number of factors which may be difficult to predict. This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. If actual results differ from our estimates, analysts may react negatively, and our stock price could be materially impacted.

The requirements of being a public company may strain our resources and divert management's attention, and the increases in legal, accounting and compliance expenses may be greater than we anticipate.

As a result of being a public company we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, and are required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of The Nasdaq Stock Market LLC ("Nasdaq"), including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial controls. Compliance with these rules and regulations can be burdensome. Moreover, these rules and regulations have increased our legal and financial compliance costs and have made some activities more time-consuming and costly as compared to when we were a private company. In particular, we have incurred and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an "emerging growth company." We have and will continue to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public companies, which would increase our general and administrative expenses and could materially and adversely affect our profitability. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Our Charter Documents and Delaware Law

Our Charter includes certain redemption rights which may negatively affect the value our common stock and other securities and/or result in the redemption of shares of common stock or other securities held by certain holders.

Our Second Amended and Restated Certificate of Incorporation (our "Charter") provides that any shares of capital stock, bonds, notes, convertible debentures, options, warrants or other instruments that represent a share of equity of the Company, a debt owed by the Company or the right to acquire any of the foregoing (for purposes of this section, the "Redeemable Securities"), owned or controlled by a record or beneficial holder of the Company's Redeemable Securities or an affiliate thereof who or that (i) fails or refuses to participate in good faith in an investigative process of, or submit documents, give notices or make filings requested or required by, any Regulatory Authority (as such term is defined in the Charter), (ii) is denied or disqualified by any regulatory authority from receiving or holding any Regulatory Approval (as such term is defined in the Charter)), (iii) is determined by a regulatory authority or by the Board, based on advice of counsel or verifiable information received from any Regulatory Authority, to be disqualified or unsuitable to own or control any Redeemable Securities or to be associated or affiliated in any capacity with the Company, its affiliates, or the business and activities of the Company and its affiliates in any Applicable Jurisdiction (as such term is defined in the Charter), (iv) causes the Company or any of its affiliates to lose or to be threatened with the loss of any Regulatory Approval, or (v) is deemed likely by the Board, based on advice of counsel or verifiable information received from any Regulatory Authority, by virtue of such holder's ownership or control of Redeemable Securities or association or affiliation with the Company or its affiliates, to jeopardize, impede, impair or adversely affect the ability of the Company's or any of its affiliates to obtain, maintain, hold, use or retain any Regulatory Approval or to cause or result in the suspension, disapproval, termination, non-renewal or loss of any Regulatory Approval (each of such holders or an affiliate of such holder, a "Disqualified Holder") shall be subject to redemption by the Company (as described in the Charter) as and to the extent required by a Regulatory Authority or deemed necessary or advisable by the Company's Board.

If a Regulatory Authority requires the Company, or the Board deems it necessary or advisable, to cause any such Redeemable Securities be subject to redemption, we will deliver a redemption notice (as described in the Charter) to the Disqualified Holder or its affiliate(s) (as applicable) and shall purchase the number and type of Redeemable Securities specified in the redemption notice for the redemption price, as defined and determined in accordance with the Charter and set forth in the redemption notice.

Commencing on the date that a regulatory authority serves notice of a determination of disqualification or unsuitability of a holder of Redeemable Securities, or the Board otherwise determines that a person is a Disqualified Holder, and until the Redeemable Securities owned or controlled by such person are owned or controlled by a person who is not a Disqualified Holder, the Disqualified Holder and any affiliates of such Disqualified Holder shall not be entitled to: (i) exercise, directly or indirectly, any voting rights conferred by such Redeemable Securities or otherwise participate in the management of the business or affairs of the Company or our affiliates; (ii) receive any dividends or share of distribution of profits or cash or any other property of, or payments upon dissolution of, the Company or our affiliates, other than payment for the redemption of the Redeemable Securities as described in the Charter; or (iii) receive any remuneration in any form from the Company or any of our affiliates, for services rendered or otherwise.

No redemption of Redeemable Securities shall be effectuated pursuant to the Charter without the receipt of the regulatory approvals required therefor. From and after the redemption date, the Redeemable Securities shall no longer be deemed outstanding, such Disqualified Holder shall cease to be a stockholder with respect to such Redeemable Securities and all rights of such Disqualified Holder (other than the right to receive the redemption price) shall cease.

The existence of the redemption rights set forth in our Charter may result in the value of the Redeemable Securities being less than they would without the existence of such rights, may prevent the sale or transfer of such Redeemable Securities, and may result in a holder of Redeemable Securities receiving less value for such Redeemable Securities upon the redemption thereof as they would had such Redeemable Securities not been redeemed.

A court may find that part or all of the provisions included in our Charter pertaining to the redemption right with respect to capital stock held by any stockholders who are deemed to be "disqualified" or "unsuitable" holders is not enforceable, either in general or as to a particular fact situation.

Under the laws of the State of Delaware, our jurisdiction of incorporation, a corporation may provide in its certificate of incorporation for the amount of securities that may be owned by any person or group of persons for the purpose of maintaining any statutory or regulatory advantage or complying with any statutory or regulatory requirements under applicable law. Delaware law provides that ownership limitations with respect to shares of our stock issued prior to the effectiveness of our Charter will be effective against (i) stockholders with respect to shares that were voted in favor of the proposed provision; and (ii) purported transferees of shares that were voted for the proposed provision if (a) the transfer restrictions are conspicuously noted on the certificate(s) representing such shares, or (b) the transferee had actual knowledge of the transfer restrictions (even absent such conspicuous notation). The shares of common stock, par value $0.001 per share issued after the effective date of our Charter were issued with the ownership limitation conspicuously noted on the certificate(s) representing such shares and therefore under Delaware law such newly issued shares will be subject to the transfer restriction. We have also disclosed such restrictions to persons holding our stock in uncertificated form.

We cannot assure you that the provision pertaining to the redemption right with respect to capital stock held by any stockholders who are deemed to be "disqualified" or "unsuitable" holders is enforceable under all circumstances, particularly against stockholders who did not vote in favor of the proposed provision, who do not have notice of the ownership limitations at the time they subsequently acquire their shares, or who acquire shares that were owned, at the time of the vote on the provision, by a stockholder (or stockholders) who did not vote such shares in favor of the proposed provision. Accordingly, we cannot assure you that we would be able to redeem the shares of a stockholder deemed an unsuitable person by applicable regulatory authorities.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Charter and our amended and restated bylaws (the "Bylaws") provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), our Charter, Bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

● To the fullest extent permitted under the DGCL, our directors will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

● We will indemnify our directors and officers for serving us in those capacities or for serving other business entities at our request, to the fullest extent permitted by the DGCL. The DGCL provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

● We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law and such person was made a party to an action, suit or proceeding, by reason of the fact that he or she is or was an employee or agent of the Company.

● We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

● We will not be obligated pursuant to the indemnification agreements entered into with our directors and executive officers to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings to enforce an indemnitees right to indemnification or advancement of expenses, proceedings authorized by our board of directors and if offered by us in our sole discretion.

● The rights conferred in our Charter are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

● We may not retroactively amend our Charter or indemnification agreement provisions to reduce our indemnification obligations to directors, officers, employees and agents.

As a result of these provisions, if an investor were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. This could lead to us incurring substantial expenditures to cover the cost of settlement or damage awards against our directors and officers, which the Company may not be able to pay or recoup. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect the value of our business.

The exclusive forum provision in our Charter may have the effect of discouraging lawsuits against our directors and officers.

Our Charter requires, unless we consent in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee to us or to our stockholders; (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our Charter or our Amended and Restated Bylaws (our "Bylaws"); or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine under Delaware law shall be brought, to the fullest extent permitted by law, solely and exclusively in the Court of Chancery in the State of Delaware.

In addition, our Charter requires, unless we consent in writing to the selection of an alternative forum, that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, this provision in the Charter does not apply to claims seeking to enforce any liability or duty created by the Exchange Act since Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover provisions contained in our Charter and Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. The Company is subject to anti-takeover provisions under Delaware law which could delay or prevent a change of control. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may make more difficult the removal of management, may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for our securities. These provisions provide for, among other things:

- authorized but unissued shares of common stock and preferred stock, which may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and the existence of which could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise (the DGCL does not require stockholder approval for any issuance of authorized shares);

- stockholder action may not be by written consent (the DGCL provides that unless otherwise provided in the charter, any action of a meeting of stockholders may be taken without a meeting and prior notice by signed written consent of stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted);

- amendment of certain provisions of the organizational documents only by the affirmative vote of at least 66 2/3% of the voting power of the outstanding capital stock (the DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation's certificate of incorporation, unless the certificate of incorporation requires a greater percentage);

- provisions providing for a staggered board of directors and detailing that the number of directors may be fixed and modified only by our Board;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at annual meetings, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of Lottery.com; and

- the ability of our Board to issue one or more series of preferred stock.

- providing that directors may be removed only for cause and then only by a two-thirds vote of the holders of a majority of the voting power of the outstanding shares then entitled to vote in an election of directors, voting together as a single class;

- providing that vacancies on our Board, including newly-created directorships, may be filled only by a majority vote of directors then in office; and

- prohibiting stockholders from calling special meetings of stockholders.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our Board. Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to them. These anti-takeover provisions could substantially impede your ability to benefit from a change in control or change our management and Board and, as a result, may adversely affect the market price of common stock and your ability to realize any potential change of control premium.

Risks Related to Our Common Stock and Warrants

We are not currently in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future.

Our common stock and warrants trade on The Nasdaq Global Market under the symbols "LTRY" and "LTRYW," respectively. We are not currently in compliance with Nasdaq's continued listing standards and our failure to continue to meet these requirements may result in our securities being delisted from Nasdaq.

On August 17, 2022, the Company received a notice from Nasdaq indicating that, as a result of not having timely filed the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 with the SEC, the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of all required periodic financial reports with the SEC. On November 28, 2022, the Company received an additional notice, dated November 16, 2022, from Nasdaq indicating that, as a result of an additional delinquency in the timely filing of the Company's Form 10-Q for the quarter ended September 30, 2022, the Company remained out of compliance with Nasdaq Listing Rule 5250(c)(1)

On August 24, 2022, the Staff notified the Company that the bid price of its common stock had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until February 20, 2023, to regain compliance with such rule. On February 23, 2023, the Company received a determination letter from Nasdaq advising it that Nasdaq had determined that the Company had not regained compliance with such rule and that the Company was not eligible for a second 180 day period as the Company had not yet filed its periodic reports with the SEC and Nasdaq noted above. Nasdaq also confirmed to the Company in its February 23, 2023 letter that the failure to timely file those periodic reports each serve as separate and an individual basis for delisting.

The Company had until March 2, 2023 to request an appeal of this determination, which appeal was timely requested. If the appeal is not granted, then, the Company's common stock and warrants will be delisted from Nasdaq, trading of the Company's securities will be suspended, and a Form 25-NSE will be filed with the SEC which will remove the Company's securities from listing and registration on Nasdaq.

Subsequently, on April 4, 2023, the Company received an additional notice from Nasdaq that the Company's failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2022, serves as an additional basis for delisting the Company's securities from Nasdaq.

On April 24, 2023, the Company presented a plan to regain compliance with the Nasdaq Listing Rules and to file the Company's deficient quarterly reports for the quarters ended June 30, 2022 and September 30, 2022, as well as its annual report for the year ended December 31, 2022, and to cure the bid price deficiency. On May 8, 2023, the Company received notice that the Company's plan to regain compliance was conditionally accepted by the hearings panel and the Company provided Nasdaq with certain requested information. On May 24, 2023, the Company received a letter from the hearings panel (the "May 24th Decision"), stating that as a result of its review of the requested information, the hearings panel had determined to delist the Company's common stock and warrants from Nasdaq on May 26, 2023, and the Company's common stock and warrants were suspended from trading on Nasdaq on that date. The Company responded to the May 24th Decision and requested that the hearings panel reconsider the historic facts underlying its decision and the Company's future prospects and the consequences of such delisting on the Company's stockholders and its ability to continue to relaunch its business.

On May 31, 2023, the Panel requested additional information from the Company in order to conduct its reconsideration of the matter. Specifically, the Panel requested the Company's projected cash flow for the next 12 months, the amount of anticipated drawdowns from the Company's Loan Agreement with Woodford, and a breakdown of the Company's revenue earned since it recommenced lottery ticket sales in April 2023. On June 2, 2023, the Company submitted a written response to the Panel's May 31st request.

Upon consideration of the record and the additional documentation provided by the Company, on June 8, 2023, the Company received a letter (the "June 8th Decision") from the hearings panel stating that it had determined to reverse its initial delisting decision and grant the Company's request for an exception to the continued listing rules until August 17, 2023, subject to the satisfaction of certain conditions.

There can be no assurance that the Company will be able to regain compliance with the applicable Nasdaq listing requirements, or that a hearings panel will continue to stay the delisting of the Company's securities. If the Company's securities are delisted from Nasdaq, it could be more difficult to buy and sell the Company's common stock and warrants or to obtain accurate quotations, and the price of the Company's common stock and warrants could suffer a material decline. Delisting could also impair the Company's ability to raise capital and/or trigger defaults and penalties under its outstanding agreements or securities. Further, even if we regain compliance with Nasdaq listing requirements, there is no guarantee that we will be able to maintain our listing for any period of time.

In addition to the above, other conditions required for continued listing on The Nasdaq Global Market include requiring that we maintain at least $10 million in stockholders' equity, $50 million of market value of listed securities (which requirement is not currently met), or $50 million in total assets and total revenue over the prior two years or two of the prior three years (which requirement is not currently met), and having a majority of independent directors. Our stockholders' equity may not remain above Nasdaq's $50 million minimum, our market value of listed securities is not, and may in the future not be above $50 million, we may not generate over $50 million of yearly net income (which we currently do not) and maintain over $50 million of assets. Furthermore, we are required to maintain a majority of independent directors and at least three members on our audit committee, which requirements we have not met from time to time, provided that as of the date of this Report which requirements are met.

Delisting from Nasdaq could also result in negative publicity. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and/or warrants and the ability of our stockholders to sell our common stock and/or warrants in the secondary market. If our common stock and/or warrants are delisted by Nasdaq, our common stock and/or warrants may be eligible to trade on an over-the-counter quotation system, such as the OTCQB Market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock and/or warrants. In the event our common stock and/or warrants are delisted from The Nasdaq Global Market, we may not be able to list our common stock and/or warrants on another national securities exchange or obtain quotation on an over-the counter quotation system.

An active trading market for our common stock and warrants may never develop or be sustained, which may make it difficult to sell the shares of common stock and warrants.

An active trading market for the common stock and warrants may not develop or continue or, if developed, may not be sustained, which would make it difficult for you to sell your shares of common stock and warrants at an attractive price or at all. The market price of our common stock and warrants may decline below your purchase price, and you may not be able to sell your shares of common stock and warrants at or above the price you paid for such shares or at all.

The market price of our common stock and warrants could be highly volatile, and you may lose some or all of your investment.

The market price of our common stock and warrants could be highly volatile and may be subject to wide fluctuations in response to a variety of factors, including the following:

● announcements by us or our competitors of new products, features, or services;

● the public's reaction to our press releases, other public announcements, and filings with the SEC, including but not limited to, those relating to the Internal Investigation and related events, our financial restatements and the Operational Cessation;

● rumors and market speculation involving us or other companies in our industry;

● actual or anticipated changes in our results of operations or fluctuations in our results of operations;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- actual or perceived privacy or data security incidents;

- risks related to the organic and inorganic growth of our business and the timing of expected business milestones, including those related to announced or completed acquisitions of businesses, products, services, or technologies by us or our competitors;

- actual or anticipated changes in applicable laws or regulations;

- changes in accounting standards, policies, guidelines, interpretations, or principles;

- our ability to forecast or report accurate financial results; and

- technical factors in the public trading market for our common stock and warrants that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and warrants and any related hedging and other technical trading factors.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political, regulatory and market conditions, may negatively affect the market price of our common stock and warrants, regardless of the Company's actual operating performance. In addition, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If the Company faces such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm its business, results of operations, cash flow, or financial condition.

If securities or industry analysts do not publish research or reports about the Company, or publish negative reports, the Company's stock price and trading volume could decline.

The trading market for our common stock and warrants will depend, in part, on the research and reports that securities or industry analysts publish about the Company. The Company does not have any control over these analysts. If the Company's financial performance fails to meet analyst estimates or one or more of the analysts who cover the Company downgrade its common stock or change their opinion, the Company's stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to regularly publish reports on the Company, it could lose visibility in the financial markets, which could cause the Company's stock price or trading volume to decline.

Because the Company does not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

The Company currently anticipates that it will retain future earnings for the development, operation and expansion of its business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

As a result, capital appreciation, if any, of the Company's shares of common stock would be your sole source of gain on an investment in such shares for the foreseeable future.

Risks Related to Our Loan Agreement and Loan Agreement Warrants

Woodford may not loan us the amounts they agreed to under the Loan Agreement. If Woodford fails to provide us with necessary funding, we may be forced to curtail or even abandon our plan to recommence our operations and we may need to permanently cease our operations.

As previously noted, we need to raise capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. The Loan Agreement with Woodford is one potential source of this needed additional capital that is presently available to us. Pursuant to the Loan Agreement, Woodford agreed to fund up to $52.5 million, subject to certain conditions and requirements, of which $300 thousand was received by December 31, 2022. In the event Woodford does not fund us the remaining amount of funds due, or alleges that we have breached the terms of the Loan Agreement, and therefore claims no additional funds are due, we may not receive any further funding under the Loan Agreement. Further, if Woodford does not advance us amounts owed under the Loan Agreement and/or we are unable to raise additional funds, we may not be able to raise enough capital to recommence our operations and run our business. Consequently, we may be forced to curtail or even abandon our plan to recommence our operations and we may need to permanently cease our operations.

We are subject to certain covenants while amounts are outstanding under the Loan Agreement which may restrict our ability to undertake future activities, including issuing additional shares of common stock.

The Loan Agreement includes confidentiality obligations, representations, warranties, covenants, and events of default, which are customary for a transaction of this size and nature. Included in the Loan Agreement are covenants prohibiting us from (a) making any loan in excess of $1 million or obtaining any loan in amount exceeding $1 million without the consent of Woodford, which may not be unreasonably withheld; (b) selling more than $1 million in assets; (c) maintaining less than enough assets to perform our obligations under the Loan Agreement; (d) encumbering any assets, except in the normal course of business, and not in an amount to exceed $1 million; (e) amending or restating our governing documents; (f) declaring or paying any dividend; (g) issuing any shares of common stock which negatively affects Woodford; and (h) repurchasing any shares of common stock. The above covenants may restrict our ability to raise capital, pay consultants, officers and directors, and may ultimately result in material adverse effects to the Company. The result of that may be a decrease in the value of our securities or our need to seek bankruptcy protection.

Our obligations under the Loan Agreement are secured by a first priority security interest in substantially all of our assets and if we were to default, they could force us to curtail or abandon our business plans and operations.

The amounts borrowed pursuant to the terms of the Loan Agreement are secured by substantially all of the present and after-acquired assets of the Company and its subsidiaries. As a result, Woodford as our creditor, in the event of the occurrence of a default under the Loan Agreement, may enforce its security interests over our assets and/or our subsidiaries which secure such obligations, take control of such assets and operations, force us to seek bankruptcy protection, or force us to curtail or abandon our current business plans and operations. If that were to happen, any investment in the Company (including, but not limited to any investment in our common stock) could become worthless.

The issuance and sale of common stock upon conversion of the amounts owed or upon exercise of the warrants issued to Woodford under the Loan Agreement may depress the market price of our common stock and cause substantial dilution.

As of December 31, 2022, we have borrowed $300 thousand under the Loan Agreement to Woodford. Amounts borrowed accrue interest at the rate of 12% per annum (22% per annum upon the occurrence of an event of default) and are due within 12 months of the date of each loan. Amounts borrowed can be repaid at any time without penalty. Amounts borrowed pursuant to the Loan Agreement may, at Woodford's option, be converted into shares of common stock, beginning 60 days after the first loan date at the rate of 80% of the lowest publicly available price per share of Company common stock within 10 business days of the date of the Loan Agreement (which was equal to $0.28 per share), subject to a 4.99% beneficial ownership limitation and a separate limitation preventing the holder from holding more than 19.99% of the issued and outstanding common stock of the Company, without the Company obtaining stockholder approval for such issuance.

In addition, in connection with the Loan Agreement we agreed to grant warrants to Woodford to purchase 15% of the 7,619,207 shares of common stock that were then issued and outstanding, each with an exercise price equal to the average of the closing price for each of the ten days prior to the first amount being debited from the bank account of Woodford, which equates to an exercise price of $0.28 per share. In the event we fail to repay the amounts borrowed when due or Woodford fails to convert the amount owed into shares of common stock, the exercise price of the warrants may be offset by amounts owed to Woodford, and in such case, the exercise price of the warrants will be subject to a further 25% discount (i.e., will equal $0.21 per share).

If sequential conversions of amounts owed under the Loan Agreement or warrants are exercised, and sales of such resulting shares of common stock take place, the price of our common stock may decline, and as a result, Woodford will be entitled to receive an increasing number of shares of common stock, which shares could then be sold in the market, triggering further price declines and conversions or exercises for even larger numbers of shares, to the detriment of our investors. The shares of common stock issued to Woodford may, under certain conditions, be sold without restriction pursuant to Rule 144. As a result, the sale of these shares may adversely affect the market price, if any, of our common stock.

Additionally, the issuance of common stock upon conversion of the amounts owed under the Loan Agreement or the exercise of warrants will result in immediate and substantial dilution to the interests of other stockholders.

On June 12, 2023, the Company entered into an amendment of its Loan Agreement with Woodford (the "Loan Agreement Amendment"). The Loan Agreement Amendment provides that Woodford shall henceforth be able to convert, in whole or in part, the outstanding balance of its loan into the conversion shares at a conversion price that represents a further 25% discount to the original conversion price of 20%. All other terms and conditions of securitization remain in full force and effect.

We currently owe a significant amount of money under our Loan Agreement, which we may not be able to repay.

As of the date of this Report we owe approximately $300 thousand under the Loan Agreement. We do not have sufficient funds to repay such amounts. A high level of indebtedness increases the risk that we may default on our debt obligations. If the amounts owed under the Loan Agreement are not converted into common stock pursuant to the terms of the Loan Agreement, we may not be able to generate sufficient cash flows to pay the principal or interest on the loan, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. If we do not have sufficient funds and are otherwise unable to arrange financing or raise additional funds, we may have to sell significant assets or have a portion of our assets foreclosed upon which could have a material adverse effect on our business, financial condition and results of operations and could cause any investment in the Company to decline in value or become worthless.

General Risk Factors

Our insurance coverage is not adequate to cover all possible losses that we could suffer, and our insurance costs may increase.

We currently do not have an effective director and officer liability insurance, and may not have the financial resources or otherwise be able to obtain a director and officer liability insurance at reasonable cost or terms in the future. However, we have other insurance policies with coverage features and insured limits that we believe are customary in their breadth and scope. Nevertheless, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or could result in certain losses being totally uninsured. Market forces beyond our control may limit the scope of the insurance coverage we can obtain in the future or our ability to obtain coverage at reasonable rates. Certain catastrophic losses may be uninsurable or too expensive to justify obtaining insurance. As a result, if we suffer such a catastrophic loss, we may not be successful in obtaining future insurance without increases in cost or decreases in coverage levels.

Our cash and cash equivalents may be exposed to failure of our banking institutions.

While we seek to minimize our exposure to third-party losses of our cash and cash equivalents, we hold our balances in a number of large financial institutions. Notwithstanding, such allocation, we are subject to the risk of bank failure. For example, on March 10, 2023, Silicon Valley Bank ("SVB") was unable to continue its operations and the Federal Deposit Insurance Corporation was appointed as receiver for SVB and created the National Bank of Santa Clara to hold the deposits of SVB. None of our cash and cash equivalents were held at SVB and we do not expect further developments with SVB to have a material impact on our cash and cash equivalents balance, expected results of operations, or financial performance for the foreseeable future. However, if the banks where we hold deposits were to experience a similar failure, we could experience additional risk. Any such loss or limitation on our cash and cash equivalents would adversely affect our business.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal business location is in Spicewood, Texas, which is subject to a written lease agreement with an unrelated third party. We have no other offices. Our business operations are all primarily operated out of our Spicewood, Texas location; however, our employees, including our executive management team, currently perform their job responsibilities remotely.

Item 3. Legal Proceedings.

The Company is from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. In addition, the Company is a party to several material legal proceedings, which are described below. The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against the Company in a reporting period for amounts in excess of management's expectations, the Company's financial condition and operating results for that reporting period could be materially adversely affected.

J. Streicher

On July 29, 2022, the Company filed its original *Verified Complaint for Breach of Contract and Specific Performance* (the "Streicher Complaint") against J. Streicher Financial, LLC ("Streicher") in the Court of Chancery of the State of Delaware (the "Chancery Court"), styled *AutoLotto, Inc. dba Lottery.com v. J. Streicher Financial, LLC (Case No. 2022-0661-MTZ)*. In the Streicher Complaint, the Company alleged that Streicher breached the contract entered into by the parties on March 9, 2022 and demanded that Streicher return $16,500,000.00 it owed to the Company. On September 26, 2022, the Chancery Court entered an order in favor of the Company, *Granting with Modifications Company's Motion for Partial Summary Judgment* in the amount of $16,500,000.00 (the "Streicher Judgment"). On October 27, 2022, the Chancery Court further awarded the Company $397,036.94 in attorney's fees (the "Fee Order"). On November 15, 2022, the Company initiated efforts against Streicher to seek collections on the Judgment. On December 8, 2022, the Company's prior attorney Skadden, Arps, Slate, Meagher & Flom, LLP ("Skadden") filed its *Combined Motion to Withdraw as Counsel and For a Charging Lien* in amount of $3,024,201.17 for legal fees unpaid by Company ("Skadden's Motion"). On December 30, 2022, the Company filed its response to Skadden's Motion, alleging that the Chancery Court should deny Skadden's *Motion for a Charging Lien* as a matter of law or, in the alternative, limit the charging lien to the amount of the attorneys' fees awarded by the Fee Order. As of the date of this Report, the Chancery Court has not set Skadden's Motion for an oral hearing, nor has it entered an order on the motion. On January 20, 2023, faced with post-judgment discovery and depositions, Streicher remitted a partial payment towards the Judgment in the amount of $75,000.00. On February 13, 2023, Streicher made another payment towards the Judgment in the amount of $50,000.00 and had agreed to make another payment in the amount of $75,000.00 on February 28, 2023, which it failed to make. The Company intends to fully collect on the Judgment and shall pursue all legal and equitable means to enforce the Judgment against Streicher until the Judgment is fully satisfied. See "*Item 1A. Risk Factors - Legal Proceedings Risks - We may not recover amounts owed to us from J. Streicher Financial, LLC*" for further information.

Preston Million Class Action

On August 19, 2022, Preston Million filed the *Class Action Complaint* (the "Class Action Complaint") against the Company and certain former officers and directors of the Company in the United States District Court for Southern District of New York (the "SDNY"), styled *Preston Million, Individually and on Behalf of All Others Similarly Situated vs. Lottery.com, Inc. f/k/a Trident Acquisitions Corp., Anthony DiMatteo, Matthew Clemenson and Ryan Dickinson (Case No. 1:22-cv-07111-JLR)*. The Class Action Complaint alleged violations by all defendants of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") 15 U.S.C. §§ 78j(b), 78t(a), as amended by the Private Securities Litigation Reform Act of 1995 ("PSLRA"), U.S.C. § 78u-4 *et seq*. (collectively "Federal Securities Laws"). On November 18, 2022, the SNDY ordered the appointment of RTD Bros, LLC, Todd Benn, Tom Benn and Tomasz Rzedian (collectively "Lottery Investor Group") as lead plaintiff and Glancy Prongay & Murray, LLP as lead counsel for plaintiffs and for the class in the case. On December 5, 2022, the Court stipulated a *Scheduling Order* in the case. On January 12, 2023, the Company's legal counsel timely filed its *Notice of Appearance*. On January 31, 2022, plaintiffs filed their *Amended Complaint* adding Kathryn Lever, Marat Rosenberg, Vadim Komissarov, Thomas Gallagher, Gennadii Butkevych, Ilya Ponomarev as additional defendants in the case. The *Amended Complaint* alleges, among other things, that defendants made materially false and misleading statements in violation of Section 10(b),14(a) and 20(a) of the Exchange Act and plaintiffs seek compensatory damages, reasonable cost and expenses including counsel fees and expert fees. Pursuant to the *Scheduling Order*, the Company filed its motion to dismiss the Amended Complaint on April 3, 2023, under the newly consolidated caption and its proposed order to dismiss the matter. Plaintiffs are expected to file their opposition to the motion to dismiss no later than May 18, 2023, which would trigger the Company's deadline to file its reply brief in support of their motion to dismiss no later than June 20, 2023.

TinBu Complaint

On March 13, 2023, John Brier, Bin Tu and JBBT, LLC (collectively, the "TinBu Plaintiffs") filed its original complaint against Lottery.com, Inc. f/k/a AutoLotto, Inc. and its wholly-owned subsidiary TinBu, LLC ("TinBu") in the Circuit Court of the 13th Judicial District in and for Hillsborough County, Florida (the "TinBu Complaint"). The Complaint alleges breach of contract(s) and misrepresentation with alleged damages in excess of $4.6 million. The parties agreed to extend the Company's and its subsidiary's deadline to respond until May 1, 2023. On May 2, 2023, the Company and its subsidiary retained local counsel who filed a Notice of Appearance on behalf of the Company and TinBu and filed a Motion for Enlargement requesting the Court to extend its deadline to file its initial response to the Complaint by an additional 30 days (the "Motion for Enlargement"). As of the date of this Report, the Motion for Enlargement has not been set for a hearing. On May 5, 2023, Plaintiffs filed their Motion for Court Default ("Plaintiffs' Motion for Default"), despite Company's Motion for Enlargement. As of the date of this Report, the Plaintiffs' Motion for Default has not been set for a hearing. The Company intends to oppose Plaintiffs' Motion for Default. On May 9, 2023, Plaintiffs served Plaintiffs' First Request for Admissions (the "RFA") to the Company. The parties have agreed to an extension of time to respond to the RFA. The Company intends to respond in a timely manner or make necessary objections to the RFA. On June 5, 2023, the Company and TinBu filed its original Answer and Affirmative Defenses to the TinBu Complaint.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our Common Stock is currently traded on The Nasdaq Stock Market LLC ("Nasdaq") under the symbol "LTRY." Our public warrants are traded on Nasdaq under the symbol "LTRYW".

Holders

As of June 15, 2023, there were 114 holders of record of our common stock and 10 holders of record of our warrants. In addition to holders of record of our securities we believe there is a substantially greater number of "street name" holders or beneficial holders whose shares and warrants are held of record by banks, brokers and other financial institutions.

Dividends

We have not paid any cash dividends on our shares of common stock to date and do not anticipate paying any cash dividends for the foreseeable future. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition as well as general business conditions. The payment of any cash dividends will be within the discretion of the Board at such time.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Offerings

We did not issue any equity securities during the year ended December 31, 2022 that were not registered under the Securities Act and that have not otherwise been described in a Quarterly Report on Form 10-Q or a Periodic Report on Form 8-K.

Securities Repurchases

None during the fourth quarter of fiscal year 2022.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes appearing elsewhere in this Report. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary" sections and elsewhere in this Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview and Recent Developments

Internal Investigation and Operational Cessation

On July 6, 2022, the Company announced that the Audit Committee (the "Audit Committee") of the board of directors of the Company (the "Board") had retained outside counsel to conduct an independent investigation that revealed instances of non-compliance with state and federal laws concerning the states in which lottery tickets were procured as well as order fulfillment. The investigation also identified issues pertaining to the Company's internal accounting controls (the "Internal Investigation"). Following a report on the filings of the Internal Investigation, on June 30, 2022, the Board terminated the employment of Ryan Dickinson as the Company's President, Treasurer and Chief Financial Officer, effective July 1, 2022. Subsequently, the Company initiated a review of its cash balances and related disclosures as well as its revenue recognition processes and other internal accounting controls.

On July 20, 2022, Armanino LLP ("Armanino"), the Company's registered independent public accountant for the fiscal years ended December 31, 2021 and 2020, advised the Company that its audited financial statements of for the year ended December 31, 2021 (the "2021 Audit") and the unaudited financial statements for the quarter ended March 31, 2022 (the "March 2022 Financials"), should no longer be relied upon. Armanino advised that it had determined, subsequent to the 2021 Audit and review of the March 2022 Financials, that the Company had entered into a line of credit in January 2022 that was not disclosed in the footnotes to the 2021 Audit and was not properly recorded in the March 2022 Financials.

On July 28, 2022, the Board determined that the Company did not have sufficient financial resources to fund its operations or pay certain existing obligations, including its payroll and related obligations, due to a significant misstatement of our cash balances.

The following day, on July 29, 2022, the Company effectively ceased operations (the "Operational Cessation"), when it furloughed the majority of its employees and generally suspended its lottery game sales. The Company's remaining employees were limited to the heads of the product, information technology and human resources teams as well as the entire legal and compliance team. Within one week, several additional employees were recalled from furlough. All non-furloughed employees were retained, at the discretion of the Company's then Chief Operating Officer and Chief Legal Officer, to provide the minimal business functions needed to address the Company's legal and compliance issues and to secure necessary funding to resume the Company's operations. Less than half of these non-furloughed employees remain active in the efforts to restore Company operations and as of December 31, 2022, approximately $1.6 million in outstanding payroll obligations remain unpaid.

On September 27, 2022, Armanino resigned as the independent registered public accounting firm of the Company, effective immediately.

On October 7, 2022, the Audit Committee approved the engagement of Yusufali & Associates, LLC, ("Yusufali") as the Company's new independent registered public accounting firm.

Since the Operational Cessation, the Company has had minimal day-to-day operations and has primarily focused its operations on restarting certain of its core businesses (as described in more detail under "-*Plans for Recommencement of Company Operations*" below), completing the restatements of the Company's 2021 Audit and March 2022 Financials and preparing and filing the Company's delinquent periodic reports, including Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2021, which the Company filed on May 10, 2023, Amendment No. 1 to the Company's Quarterly Report on Form 10-Q/A for the three months ended March 31, 2022, which the Company filed on May 15, 2023, the Company's Quarterly Reports on Form 10-Q for the three months ended June 30, 2022 and September 30, 2022, which the Company filed on May 22 and 24, 2023, respectively, the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2023, and this Report.

Nasdaq Listing

On March 23, 2023, the Company requested a hearing before the Nasdaq Hearings Panel (the "Panel") to appeal a determination by the Listing Qualifications department (the "Staff") of Nasdaq dated February 23, 2023, to delist the Company's securities from Nasdaq. At the hearing before the Panel on April 24, 2023, the Company presented its plan to complete the restatement of its financial statements for the fiscal year ended December 31, 2021, and the subsequent quarter ended March 31, 2022, and to file the amended periodic reports and all subsequent required filings with the SEC. The Company requested the continued listing of its securities on Nasdaq pending the completion of its compliance plan.

By letter dated May 8, 2023, the Panel granted the Company's request for continued listing, on an interim basis, subject to the Company submitting financial projections for fiscal 2023 and filing the restated financial statements for the fiscal year ended December 31, 2021, and quarter ended March 31, 2022, with the SEC by May 15, 2023. The Company satisfied these conditions and the Panel indicated that it would review the filings, along with the updated projections, and thereafter determine whether to afford the Company additional time to complete the compliance plan presented at the hearing.

By letter dated May 24, 2023, the Panel notified the Company that it had determined to suspend trading and otherwise move to delist the Company's securities from Nasdaq effective with the open of the market on May 26, 2023. The Company's securities were suspended from trading on that date but the securities were not delisted because the Company thereafter requested that the Panel reconsider its determination to delist the Company's securities from Nasdaq based upon what the Company believed to be mistakes of material fact upon which the Panel had based its decision.

On June 8, 2023, the Panel notified the Company that it had determined to reverse its prior decision and grant the Company's request for continued listing subject to the Company's timely compliance with a number of conditions ultimately expiring on August 17, 2023, on which date the Company must satisfy all applicable criteria for continued listing on Nasdaq (the "June 8th Decision"). As a result of the foregoing, the suspension from trading ceased and the Company's securities were reinstated for trading on Nasdaq effective with the open of the market on June 15, 2023. See "*Risk Factors - Risks Related to Our Common Stock and Warrants - We are not currently in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future*" for more information.

AutoLotto $30,000,000 Business Loan

On January 4, 2022, AutoLotto entered into a Business Loan Agreement (the "Business Loan") with The Provident Bank ("Provident"), pursuant to which the Company borrowed $30,000,000 from Provident, which was evidenced by a $30,000,000 Promissory Note. The Promissory Note accrued interest at the rate of 2.750% per annum (7.750% upon the occurrence of an event of default) and had a maturity date of January 4, 2024. Monthly interest payments were due under the Promissory Note beginning February 4, 2022. The Promissory Note could be repaid at any time without penalty. The Promissory Note included customary events of default for a debt obligation of the size of the Promissory Note. The Business Loan included representations and warranties of AutoLotto and covenants (both positive and negative) which were customary of a customary for a transaction of this nature and size, including rights to set off. Upon the occurrence of an event of default, Provident could declare the entire amount owed immediately due and payable. We were required to pay a 1% commitment fee at the time of our entry into the Business Loan, and another 1% annual loan fee on the first year anniversary thereof.

In accordance with the terms of the Business Loan, upon entering into the agreement, $30,000,000 in a separate account with Provident was pledged as security for the amount outstanding under the loan ("Collateral Security"). The $30,000,000 Collateral Security became restricted and remained restricted until October 12, 2022, when AutoLotto defaulted on its obligations under the Business Loan and Provident foreclosed on the $30,000,000 of Collateral Security. The Collateral Security, which was in the form of restricted cash, was presented as a contingent liability on the Company's balance sheet from March 31, 2022 until the obligation was satisfied in October of 2022. See Note 3 to our consolidated financial statements for additional information.

Loan Agreement with Woodford

On December 7, 2022, the Company entered into a loan agreement (the "Loan Agreement") with Woodford Eurasia Assets, Ltd. ("Woodford"), pursuant to which Woodford agreed to provide the Company with up to $52.5 million, subject to certain conditions and requirements, of which $300 thousand was received by December 31, 2022 and is owed pursuant to the terms of the Loan Agreement. Amounts borrowed accrue interest at the rate of 12% per annum (or 22% per annum upon the occurrence of an event of default) and are due within 12 months of the date of each loan. Amounts borrowed can be repaid at any time without penalty.

Amounts borrowed pursuant to the Loan Agreement are convertible, at Woodford's option, into shares of the Company's common stock, beginning 60 days after the first loan date at the rate of 80% of the lowest publicly available price per share of common stock within 10 business days of the date of the Loan Agreement (which was equal to $0.28 per share), subject to a 4.99% beneficial ownership limitation and a separate limitation preventing Woodford from holding more than 19.99% of the issued and outstanding common stock of the Company, without the Company obtaining shareholder approval for such issuance.

Conditions to the Loan Agreement included the resignation of four prior members of the Board (Lisa Borders, Steven M. Cohen, Lawrence Anthony DiMatteo and William Thompson, all of whom resigned from the Board in September 2022), and the appointment of two new independent directors. Subsequent loans under the Loan Agreement also require the Company to comply with all listing requirements, unless waived by Woodford. The Loan Agreement also allows Woodford to nominate another director to the Board of Directors, in the event any independent member of the Board of Directors resigns.

Proceeds of the loans can only be used by to restart the Company's operations and for general corporate purposes agreed to by Woodford.

The Loan Agreement includes confidentiality obligations, representations, warranties, covenants, and events of default, which are customary for a transaction of this size and nature. Included in the Loan Agreement are covenants prohibiting us from (a) making any loan in excess of $1 million or obtaining any loan in amount exceeding $1 million without the consent of Woodford, which consent may not be unreasonably withheld; (b) selling more than $1 million in assets; (c) maintaining less than enough assets to perform our obligations under the Loan Agreement; (d) encumbering any assets, except in the normal course of business, and not in an amount to exceed $1 million; (e) amending or restating our governing documents; (f) declaring or paying any dividend; (g) issuing any shares which negatively affects Woodford; and (h) repurchasing any shares.

The Company also agreed to grant warrants to purchase shares of common stock to Woodford (the "Woodford Warrants") in an amount equal to 15% of the Company's 7,619,207 issued and outstanding shares of common stock. Each Woodford Warrant has an exercise price equal to the average of the closing price of the Company's common stock for each of the ten days prior to the first amount being debited from the bank account of Woodford, which equates to an exercise price of $0.28 per share. In the event the Company fails to repay the amounts borrowed when due or Woodford fails to convert the amount owed into shares, the exercise price of the warrants may be offset by amounts owed to Woodford, and in such case, the exercise price of the warrants will be subject to a further 25% discount (i.e., will equal $0.21 per share).

In connection with our entry into the Loan Agreement, the Company also entered into a Loan Agreement Deed, Debenture Deed and Securitization, with Woodford (the "Security Agreement"), which provides Woodford with a first floating charge security interest over all present and future assets of the Company in order to secure the repayment of amounts owed under the Loan Agreement. The floating charge may be converted into a fixed charge upon the occurrence of certain events including: an event of default; if Woodford reasonably believes that any secured property may be in jeopardy or danger of being seized or sold; or if Woodford reasonably considers that it is desirable to protect its security interest. The floating charge may be automatically converted into a fixed charge upon the occurrence of certain other events. The Security Agreement prohibits the Company from providing any other security interest over our assets, even if secondary to Woodford, while the amounts borrowed under the Loan Agreement remain unpaid.

On June 12, 2023, the Company entered into an amendment of its Loan Agreement with Woodford (the "Loan Agreement Amendment"). The Loan Agreement Amendment provides that Woodford shall henceforth be able to convert, in whole or in part, the outstanding balance of its loan into the conversion shares at a conversion price that represents a further 25% discount to the original conversion price of 20%. All other terms and conditions of securitization remain in full force and effect.

Business Combination

On October 29, 2021, we consummated the Business Combination with Trident Acquisitions Corp. ("TDAC" and after the Business Combination described herein, the "Company"), pursuant to the terms of that certain Business Combination Agreement, dated as of February 21, 2021 (the "Business Combination Agreement"), by and among TDAC, Trident Merger Sub II Corp., a wholly-owned subsidiary of TDAC ("Merger Sub") and AutoLotto. Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into AutoLotto with AutoLotto surviving the merger as a wholly owned subsidiary of TDAC, which was renamed "Lottery.com Inc." The aggregate value of the consideration paid by TDAC to the holders of AutoLotto common stock in the Business Combination (excluding shares that may be issued to former AutoLotto stockholders (the "Sellers") as earnout consideration) was approximately $440 million, consisting of approximately 40,000,000 shares of common stock valued at $11.00 per share. In addition, the Sellers and TDAC's founders are also entitled to receive up to 3 million and 2 million additional shares of common stock, respectively, to the extent that certain share price targets are achieved following the Closing.

International Expansion

In June 2021, we closed the acquisition of Global Gaming, which holds 80% of the equity of each of Aganar and JuegaLotto. Aganar operates in the licensed Online Lottery market in Mexico and is licensed to sell Mexican National Lottery draw games, instant win tickets, and other games of chance online with access to a federally approved online casino and sportsbook gaming license. JuegaLotto is licensed by Mexico authorities to commercialize international lottery games in Mexico through an authorized gaming portal and to commercialize games of chance in other countries throughout Latin America. As of December 31, 2020 (the most recent date available), Latin America's estimated lottery market was approximately $9.1 billion across 26 countries. As of December 31, 2020 (the most recent date available), the addressable market in the countries that JuegaLotto and Aganar cover includes 664 million people and potential customers. We believe these acquisitions will provide inroads for the Company throughout Mexico and Latin America as we expand our international operations, expand our portfolio of products, and expose our existing products to new markets.

Operations Prior to Operational Cessation

Prior to the Operational Cessation, the Company was a provider of domestic and international lottery products and services. As an independent third-party lottery game service, we offered a platform that we developed and operated to enable the remote purchase of legally sanctioned lottery games in the U.S. and abroad (the "Platform"). Our revenue generating activities included (i) offering the Platform via our Lottery.com app and our websites to users located in the U.S. and international jurisdictions where the sale of lottery games was legal and our services were enabled for the remote purchase of legally sanctioned lottery games (our "B2C Platform"); (ii) offering an internally developed, created and operated business-to-business application programming interface ("API") of the Platform, which enabled our commercial partners, in permitted U.S. and international jurisdictions, to purchase certain legally operated lottery games from us and to resell them to users located within their respective jurisdictions ("B2B API"); and (iii) delivering global lottery data, such as winning numbers and results, and subscriptions to data sets of our proprietary, anonymized transaction data pursuant to multi-year contracts to commercial digital subscribers ("Data Service").

Mobile Lottery Game Platform Services

Both our B2C Platform and our B2B API provided users with the ability to purchase legally sanctioned draw lottery games via a mobile device or computer, securely maintain their acquired lottery game, automatically redeem a winning lottery game, as applicable, and receive support, if required, for the claims and redemption process. Our registration and user interfaces were designed to be easy to use, provide for the creation of an account and purchase of a lottery game with minimum friction and without the creation of a mobile wallet or requirement to pre-load minimum funds and - importantly - to provide instant confirmation of the user's lottery game numbers, whether selected at random or picked by the user. Users of our B2C Platform services paid a service fee and, in certain non-U.S. jurisdictions, a mark-up on the purchase price. Prior to the Operational Cessation, we generated revenue from this service fee and mark-up. Our B2B API Platform resumed limited operations in April 2023. As of the date of this Report, our B2C Platform is not currently operational. We anticipate that our B2C Platform will become operational by the end of 2023.

The WinTogether Platform

Prior to the Operational Cessation, we operated and administered of all sweepstakes offered by WinTogether, a registered 501(c)(3) charitable organization ("WinTogether"), which was formed in April 2020 to support charitable, educational, and scientific causes. In consideration of our operation of the WinTogether platform and administration of the sweepstakes, we received a percentage of the gross donations to a campaign, from which we paid certain dividends and all administration costs.

The WinTogether platform continued operating after the Operational Cessation, until all sweepstakes campaigns were completed and all prizes awarded. On March 29, 2023, the board of directors of WinTogether voted to suspend its relationship with the Company.

Current Operations

Despite the Operational Cessation, certain of the Company's wholly-owned subsidiaries have continued to operate under the direction of the leadership teams that were in place prior to the Company's acquisition of such companies. While the operational activities of these subsidiaries vary, from the Operational Cessation through the date of this Report, each of TinBu, Aganar and JuegaLotto has decreased its expenses and has had its revenue remain consistent or decrease slightly from pre-Operational Cessation levels.

Data Services

In 2018, we acquired TinBu, LLC ("TinBu"), a digital publisher and provider of lottery data results, jackpots, results, and other data, as a wholly-owned subsidiary. Through TinBu, our Data Service delivers daily results of over 800 domestic and international lottery games from more than 40 countries, including the U.S., Canada, and the United Kingdom, to over 400 digital publishers and media organizations. See "*Item 1A. Risk Factors – We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business, financial condition, and results of operations*" for more information about our relationship with Tinbu.

Our technology pulls real time primary source data, and, in some instances, we acquire data from dedicated data feeds from the lottery authorities. Our data is constantly monitored to ensure accuracy and timely delivery. We are not required to obtain licenses or approvals from the lottery authorities to pull this primary source data or to acquire the data from such dedicated feeds. Commercial acquirers of our Data Service pay a subscription for access to the Data Service and, for acquisition of certain large data sets, an additional per record fee.

We additionally enter into multi-year contracts pursuant to which we sell proprietary, anonymized transaction data pursuant to multi-year agreements and in accordance with our Terms of Service in consideration of a fee and in other instances provide the Data Service within a bundle of provided services.

Aganar and JuegaLotto

On June 30, 2021, we acquired 100% of the equity of Global Gaming Enterprises, Inc., a Delaware corporation ("Global Gaming"), which holds 80% of the equity of each of Medios Electronicos y de Comunicacion, S.A.P.I de C.V. ("Aganar") and JuegaLotto, S.A. de C.V. ("JuegaLotto"). JuegaLotto is federally licensed by the Mexican regulatory authorities with jurisdiction over the ability to commercialize lottery games in Mexico through an authorized federal gaming portal and to commercialize games of chance in other countries throughout Latin America. Aganar has been operating in the licensed Online Lottery market in Mexico since 2007 and has certain rights to sell Mexican National Lottery draw games, instant win tickets, and other games of chance online with access to a federally approved online casino and sportsbook gaming license and additionally issues a proprietary scratch lottery game in Mexico under the brand name Capalli. See "*Item 1A. Risk Factors – We need additional capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. Such capital may not be available on commercially acceptable terms, if at all. If we do not receive the additional capital, we may be forced to curtail or abandon our plans to recommence our operations and we may need to permanently cease our operations*" for additional information.

Sports.com

In December 2021, we finalized the acquisition of the domain name https://sports.com and on November 15, 2022, we formed a wholly-owned subsidiary called Sports.com, Inc., a Texas corporation ("Sports.com"). Subsequently, Sports.com announced a partnership with the Saudi Motorsports Company, which enabled the Company to roll out the Sports.com brand at the FIFA World Cup decider at the end of November 2022. In December 2022, Sports.com signed an agreement with Data Sports Group, GmbH ("DSG"), which provides Sports.com the exclusive North American distribution rights for sports data products offered and maintained by DSG (the "DSG Data"). The DSG Data is being sold through the same sales resources and sales channels as the lottery data offered by TinBu.

Plans for Recommencement of Company Operations

As noted above, since the Operational Cessation, the Company has had minimal day-to-day operations and has primarily focused its operations on restarting certain of its core businesses. The Company has developed a three phase plan to recommence its operations, which plan is outlined below.

Phase 1 - Relaunch B2B API Platform. During the Operational Cessation, the Company maintained positive relationships with its ticket-printing and courier partners, as well as several distribution partners that have been found to be in compliance with local, state, and federal rules related to ticket procurement and distribution. These partners have implemented the Lottery.com API and have advised the Company that they expect to be ready to offer lottery games to their customers through their sales channels when the Company resumes operations. As such, the Company believes that it has sufficient demand to resume operation of its B2B API platform operations, assuming it is able to maintain the core employee team to manage the lottery ticket fulfillment process and access sufficient capital to relaunch Project Nexus, which was designed to, among other things, handle high levels of user traffic and transaction volume, while maintaining expediency, security, and reliability in the administrative and back-office functionality required by the B2B API. Our B2B API Platform resumed limited operations in April 2023.

Phase 2 - Resume B2C Platform Operations. The Company believes that it will be in a position to relaunch its B2C Platform by the end of 2023. As of the date of this Report, the Company expects that it will initially relaunch its B2C Platform to customers in Texas for a period of time before rolling it out to other jurisdictions. If the Texas Bill is enacted into law as drafted, the Company may elect to accelerate the relaunch of its Platform to customers in another state. The Company plans to limit the rollout in order to give it additional time to properly vet and confirm compliance with local, state and federal rules related to ticket procurement and distribution. For more information, see "*Item 1A. Risk Factors - Regulatory and Compliance Risks - A jurisdiction may enact, amend, or reinterpret laws and regulations governing our operations in ways that impair our revenues, cause us to incur additional legal and compliance costs and other operating expenses, or are otherwise not favorable to our existing operations or planned growth, all of which may have a material adverse effect on us or our results of operations, cash flow, or financial condition*." The Company has also maintained various pre-paid media credits that it expects to use to launch and maintain promotional campaigns geared towards encouraging prior customers to return to the Platform and to acquire new customers.

Phase 3 - Restore Other Business Lines and Projects. Assuming the success of Phase 1 and Phase 2, the Company expects to restore other products it used to offer, such as supplying lottery tickets to consumers in approved domestic jurisdictions, partnering with licensed providers in international jurisdictions to supply legitimate domestic lottery games, and reviving other products and services that were under development when the Operational Cessation occurred.

As of the date of this Report, the current estimated cash balance of the Company and subsidiaries is approximately $102,766. The Company believes that this cash on hand, along with future borrowings, will be sufficient for the Company to pay its service providers in connection with the filings of its deficient periodic reports, including this Report and the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2023.

As of the date of this Report, our common stock and warrants are traded on The Nasdaq Stock Market LLC ("Nasdaq") under the ticker symbols "LTRY" and "LTRYW," respectively. As of the date of this Report, we are not in compliance with Nasdaq's continued listing requirements (the "Listing Rules"), as discussed in greater detail below under "*Risk Factors - Risks Related to Our Common Stock and Warrants - We are not currently in compliance with the continued listing standards of Nasdaq and may not be able to regain compliance with Nasdaq's continued listing standards in the future*," and have been granted a limited exception from Nasdaq to continue the listing of our securities. Additionally, under its new management, the Company continues to work to improve its disclosure and reporting controls, and plans to overhaul its systems of internal control over financial reporting and invest in additional legal, accounting, and financial resources.

Even if the Company's three phase plan to recommence its operations is successful, there can be no assurance that the Company will be able to regain compliance with the applicable Listing Rules, or that the hearings panel will continue to stay the delisting of the Company's securities from Nasdaq. If the Company's securities are delisted from Nasdaq, it could be more difficult to buy or sell the Company's common stock and warrants or to obtain accurate quotations, and the price of the Company's common stock and warrants could suffer a material decline. Delisting could also impair the Company's ability to raise additional capital needed to funds its operations and/or trigger defaults and penalties under outstanding agreements or securities of the Company.

There can be no assurance that we will have sufficient capital to support our operations and pay expenses, repay our debt, or that additional funds will be available on favorable terms, if at all. We may not be able to restart our operations and/or generate sufficient funding to support such operations in the future. The Company's ability to continue its current operations, prepare and refile deficient and restated reports, and restart its prior operations, is dependent upon obtaining new financing. Future financing options available to the Company include equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. Equity financings may include sales of common stock. Such financing may not be available on terms favorable to the Company or at all. The terms of any financing may adversely affect the holdings or rights of the Company's stockholders and may cause significant dilution to existing stockholders. There can be no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all, which would have a material adverse effect on its business, financial condition and results of operations, and it could ultimately be forced to discontinue its operations and liquidate. These matters, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time, which is defined as within one year after the date that the financial statements are issued. The accompanying financial statements do not contain any adjustments to reflect the possible future effects on the classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by our financial statements with other operating metrics. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate projections and make strategic decisions. The primary operating metrics we use are:

- transactions per user;

- tickets per transaction;

- gross revenue per transaction;

- gross profit per transaction; and

- gross margin per transaction.

These metrics help enable us to evaluate pricing, cost and customer profitability. We believe it is useful to provide investors with the same metrics that we use internally to make comparisons of our historical operating results, identify trends in our operating results and evaluate our business. These metrics track our B2C business and exclude users who were referred by an affiliate or who made purchases through an API partner.

	Year Ended December 31,			
	2022		**2021**	
Transactions Per User		6.86		17.18
Tickets Per Transaction		2.92		3.91
Gross Revenue Per Transaction	$	6.99	$	9.66
Gross Profit Per Transaction	$	1.36	$	1.57
Gross Margin per Transaction		19.4%		16.29%

Transactions Per User

Transactions per user is the average number of individual transactions per user in a given period. An individual transaction is defined as the placement of an order by a user on our Platform. We use this measure to determine the overall performance of our products on a per user basis. When considered with the other operating metrics, transactions per user provides insight into user stickiness and buying patterns and is a useful tool to identify our most active users, which enables us to deploy more targeted marketing and other strategic initiatives. This metric also gives us the ability to categorize users based on their performance and determine where to expend marketing and/or operational resources. Transactions per user may be subject to variables that are outside of our control, for instance the size and popularity of a particular lottery game.

Tickets Per Transaction

Tickets per transaction is the average number of lottery game tickets purchased by a user per transaction. We use this measure to analyze the impact of product performance with our customers on the number of tickets sold in one transaction. We believe this metric is useful for our investors because it gives insight into the buying habits of our users. Similar to transactions per user, tickets per transaction may be subject to variables that are outside of our control, for instance the size and popularity of a particular lottery game.

Gross Revenue Per Transaction

Gross revenue per transaction is the average gross amount of revenue per transaction. We use this measure to determine how our top line revenue is performing on a per transaction basis, which helps us to identify and evaluate pricing trends. We believe this metric is useful for our investors because it provides insight into our revenue growth potential on a per transaction basis.

Gross Profit Per Transaction

Gross profit per transaction is our average gross profit per transaction, calculated as gross revenue less the cost of the lottery game ticket and any processing fees, including labor, printing and payment processing, per transaction. We believe this metric to be useful to evaluate and analyze our costs and fee structure across product offerings and user cohorts, and additionally, helps our investors because it provides insight into our profit growth potential on a per transaction basis.

Gross Margin Per Transaction

Gross margin per transaction is calculated by dividing gross profit per transaction by gross revenue per transaction. We consider this metric to be a measure of overall performance that provides useful information about the profitability of our B2C Platform and B2B API businesses.

Components of Our Results of Operations (Prior to the Operational Cessation)

Our Revenue

Revenue from B2C Platform. Our revenue is the retail value of the acquired lottery game and the service fee charged to the user, which we impose on each lottery game purchased from our B2C Platform. The amount of the service fee is based upon several factors, including the retail value of the lottery game purchased by a user, the number of lottery games purchased by a user, and whether such user is located within the U.S. or internationally. Currently, in the U.S, the minimum service fee is $0.50 for the purchase of a $1 lottery game and $1 for the purchase of a $2 lottery game; the service fee for additional lottery games purchased in the same transaction is 6% of the face value of all lottery games purchased. For example, the service fee for the purchase of five $2 tickets is $1.60, being the $1 base service fee, plus 6% of the aggregate value of the face value of all lottery games purchased.

Internationally, B2C sales in jurisdictions where we do not have direct or indirect authority generate an immaterial amount of revenue, and we are assessing our operations in these jurisdictions. As discussed above, our B2C Platform is not currently operational. We anticipate that our B2C Platform will become operational by the end of 2023.

Revenue from B2B API. Together with our third-party commercial partner, we agree on the amount of the technology usage fee to be imposed on the sale of each lottery game purchased through the B2B API, if any, together with a service fee to be charged to the user; we receive up to 50% of the net revenues from such technology usage fee and service fee pursuant to our commercial agreement with each commercial partner. As discussed above, following the Operational Cessation, our B2B API Platform resumed limited operations in April 2023.

Data Services. Commercial acquirers of our Data Service pay a subscription for access to the Data Service and, for acquisition of certain large data sets, an additional per record fee. The Company additionally enters into multi-year contracts pursuant to which it sells proprietary, anonymized transaction data pursuant to multi-year agreements and in accordance with our Terms of Service in consideration of a fee. Our Data Services operations were not impacted by the Operational Cessation.

Our Operating Costs and Expenses

Personnel Costs. Personnel costs include salaries, payroll taxes, health insurance, worker's compensation and other benefits for management and office personnel.

Professional Fees. Professional fees include fees paid for legal and financial advisors, accountants and other professionals related to the Business Combination and other transactions.

General and Administrative. General and administrative expenses include marketing and advertising, expenses, office and facilities lease payments, travel expenses, bank fees, software dues and subscriptions, expensed research and development ("R&D") costs and other fees and expenses.

Depreciation and Amortization. Depreciation and amortization expenses include depreciation and amortization expenses on real property and other assets.

Key Trends and Factors Affecting Our Results

The following describes the trends associated with our business prior to the Operational Cessation that have impacted, and which we expect will continue to impact, our business and results of operations in a material way:

International operations. We face challenges related to expanding our footprint globally and the related process of obtaining the licenses and regulatory approvals necessary to provide services and products within new and emerging markets. The international jurisdictions where we operate and seek to expand have been subject to increasing foreign currency fluctuations against the U.S. dollar, soaring inflation and political and economic instability. We expect these trends to continue during fiscal 2023 and believe they are likely to cause a material decrease in consumer spending, which could have a material impact on our revenues. We expect that it will take a longer period of time to achieve revenue gains or generate cash in the new regions or any new international jurisdictions in which we expand, outside of our domestic geographies.

Introduction of a new gaming platform. We have developed a proprietary, blockchain-enabled gaming platform, which we have named Project Nexus. Project Nexus is designed to handle high levels of user traffic and transaction volume, while maintaining expediency, security, and reliability in processing lottery game sales, the retail requirements of the B2C Platform, the administrative and back-office functionality required by the B2B API, and the claims and redemption process. We expect to utilize this platform to launch new products, including any proprietary products we may introduce. The introduction of new technology like Project Nexus is subject to risks including, for example, implementation delays, issues successfully integrating the technology into our solutions, or the possibility that the technology does not produce the expected benefits.

Our growth plans and the competitive landscape. Our direct competitors operate in the global entertainment and gaming industries and, like us, seek to expand their product and service offerings with integrated products and solutions. Our short-to-medium term focus is on increasing our penetration in our existing U.S. jurisdiction by increasing direct to consumer marketing campaigns, introducing our B2C Platform into new U.S. and international jurisdictions and acquiring synergistic regulated and sports betting enterprises domestically and abroad. Competition in the sale of online lottery games has significantly increased in recent years, is currently characterized by intense price-based competition, and is subject to changing technology, shifting needs and frequent introductions of new games, development platforms and services. To maintain our competitive edge alongside other established industry players (many of which have more resources, or capital), we expect to incur greater operating expenses in the short-term, such as increased marketing expenses, increased compliance expenses, increased personnel and advisory expenses associated with being a public company, additional operational expenses and salaries for personnel to support expected growth, additional expenses associated with our ability to execute on our strategic initiatives including our aim to undertake merger and acquisition activities, as well as additional capital expenditures associated with the ongoing development and implementation of Project Nexus.

Current Plan of Operations

As of the date of this Report, the Company's primary revenue drivers are the resumption of its B2B API platform and the launch of Sports.com. It is anticipated that operational costs for the next 12 months through April 30, 2024 will be greater than revenues. It is anticipated that the liquidity gap will be satisfied by equity or debt raised, of which there is no assurance. We anticipate that our B2C Platform will become operational by the end of 2023.

Beyond the next 12 months, the Company plans to continue to expand in domestic and international jurisdictions. The Company plans to enhance its mobile application to include pool plays, tickets subscriptions, loyalty programs and various gamification modules.

Results of Operations

Our consolidated financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and December 31, 2021, respectively.

	For the Year Ended December 31,		$ Change	% Change
	2022	**2021**		
Revenue	$ 6,779,057	$ 16,409,922	(9,630,865)	-59%
Cost of revenue	4,310,750	8,158,707	(3,847,957)	-47%
Gross profit	2,468,307	8,251,215	(5,782,908)	-70%
Operating expenses:				
Personnel costs	37,114,485	20,536,328	16,578,157	81%
Professional fees	6,613,546	8,279,798	(1,666,252)	-20%
General and administrative	8,931,681	5,020,495	3,911,186	78%
Depreciation and amortization	5,601,374	4,292,606	1,308,768	30%
Total operating expenses	58,261,086	38,129,227	20,131,859	53%
Loss from operations	(55,792,779)	$ (29,878,012)	(25,914,767)	87%
Other expenses				
Interest expense	764,839	19,789,451	(19,024,612)	-96%
Other expense	3,721,291	2,907,518	813,773	28%
Total other expenses, net	4,486,130	22,696,969	(18,210,839)	-80%
Net loss before income tax	$ (60,278,909)	$ (54,574,981)	(5,703,928)	10%
Income tax expense (benefit)	104,356	(1,664,335)	1,768,691	100%
Net loss	(60,383,265)	(52,910,646)	(7,472,619)	14%

Revenues

Revenue. Revenue for the year ended December 31, 2022 was $6.8 million, a decrease of $9.6 million, or (59.1%), compared to revenue of $16.4 million for the year ended December 31, 2021. The decrease in revenue was driven by a decrease in services provided to business partners in 2021 which was not reoccurring.

Cost of Revenue. Cost of revenue for the year ended December 31, 2022 was $4.3 million, a decrease of $3.8 million, or (47%), compared to cost of revenue of $8.2 million for the year ended December 31, 2021. The decrease in the cost of revenue was driven by the decrease in the number of lottery games sold in 2022. Cost of revenue includes product costs, commission expense to affiliates and commercial partners, and merchant processing fees.

Gross Profit. Gross profit for the year ended December 31, 2022 was $2.5 million, compared to $8.3million for the year ended December 31, 2021, a decrease of $5.8 million, or (70%). This decrease was due primarily to the decrease in revenue partially offset by the decrease in commissions expense.

Operating Costs and Expenses

	For the Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Operating expenses:				
Personnel costs	37,114,485	20,536,328	16,578,157	81%
Professional fees	6,613,546	8,279,798	(1,666,252)	(20)%
General and administrative	8,931,681	5,020,495	3,911,186	78%
Depreciation and amortization	5,601,374	4,292,606	1,308,768	30%
Total operating expenses	58,261,086	38,129,227	20,131,859	53%

Operating expenses for the year ended December 31, 2022 were $58.3 million, an increase of $20.1 million, or 53%, compared to $38.1 million for the year ended December 31, 2021. The increase was primarily driven by increased administrative expenses associated with the Business Combination, increased stock compensation expense, increased headcount to support the Company's growth, increased marketing spends resulting from the use of Gatehouse Media credits, which we received several years ago in exchange for warrants, and increased amortization expenses driven by acquisitions made during the 2022 fiscal year.

Personnel Costs. Personnel costs increased by $16.6 million, or 81%, from $20.5 million for the year ended December 31, 2021, to $37.1 million for the year ended December 31, 2022. The increase was due primarily to increases in stock compensation expense of $13.5 million.

Professional Fees. Professional fees decreased by $1.7 million, or (20.0%) from $8.3 million for the year ended December 31, 2021 to $6.6 million for the year ended December 31, 2022. The decrease was driven by legal and professional fees associated with the Business Combination in 2021.

General and Administrative. General and administrative expenses increased $3.9 million, or 78%, from $3.9 million for the year ended December 31, 2021 to $8.9 million for the year ended December 31, 2022. Expenses for D&O and E&O coverage in connection with being a public company were $2.5 million higher in 2022. Advertising expenses increased by $732 thousand, expenses for SaaS software used to operate the business increased by $158 thousand, and product development expenses were $179 thousand higher in 2022 than in 2021. Additionally an expense of $412,500 was recorded for the impairment of an intangible asset that had been recorded for a software application, which was being developed for a use with a partner, that the company determined will not be completed or put into its intended purpose as the relationship with that partner ended in the fall of 2022.

Depreciation and Amortization. Depreciation and amortization increased $1.3 million, or 30%, from $4.3 million for the year ended December 31, 2021 to $5.6 million for the year ended December 31, 2022. The increase was driven by amortization of intangibles acquired in 2021 and placed in service during 2022.

Other Expense, Net

	For the Year Ended December 31,			
	2022	**2021**	**$ Change**	**% Change**
Other expenses				
Interest expense	764,839	19,789,451	(19,024,612)	-96%
Other expense	3,721,291	2,907,518	813,773	28%
Total other expenses, net	4,486,130	22,696,969	(18,210,839)	-80%

Interest Expense. Interest expense decreased by $19 million, or (96%), for the year ended December 31, 2022, from 19.8 million to $764 thousand as compared to the year ended December 31, 2021. This decrease relates to interest on convertible debt in 2021 which did not occur in 2022 following conversion of the notes in connection with the business combination on October 29, 2021.

Other Expense. Other expense increased by $0.8 million, or 28%, for the year ended December 31, 2022 as compared to the year ended December 31, 2021 from $2.9 million to $3.7 million. This increase was driven primarily by a discount on asset with periodic payments of $3.5 million, partially offset by a decrease in royalties expense of $1.9 million and a decrease of other expenses of $800 thousand.

Liquidity and Capital Resources

Prior to the Operational Cessation, our primary need for liquidity was to fund working capital requirements of our business, growth, capital expenditures and for general corporate purposes. Our primary source of liquidity had historically been funds generated by financing activities. Upon the Closing on October 29, 2021, we received net proceeds of approximately $42.8 million in cash.

Following the Operational Cessation, our primary need for liquidity has been to fund the restart of our business operations, re-hire employees and pay our expenses. The most likely source of such future funding presently available to us is through additional borrowings under the Loan Agreement or through the issuance of equity or debt securities. If Woodford does not advance us amounts owed under the Loan Agreement or we are otherwise not able to secure the necessary capital to restart our operations, hire new employees, and obtain funding sufficient to support and restart our operations, we may be forced to permanently cease our operations, sell off our assets and operations, and/or seek bankruptcy protection, which could cause the value of our securities to become worthless.

These conditions, along with our current lack of material revenue producing activities, and significant debt, raise substantial doubt about our ability to continue as a going concern for the next 12 months. For more information, see Note 2 - Significant Accounting Policies, Going Concern to the consolidated financial statements included herein, as well as the risk factors included in Item 1A of this Report entitled "*In July 2022, we furloughed the majority of our employees and suspended our lottery game sales operations after determining that we did not have sufficient financial sources to fund our operations or pay certain existing obligations, including our payroll and related obligations. As a result, we may not be able to continue as a going concern*" and "*We need additional capital to, among other things, support and restart our operations, re-hire employees and pay our expenses. Such capital may not be available on commercially acceptable terms, if at all. If we do not receive the additional capital, we may be forced to curtail or abandon our plans to recommence our operations and we may need to permanently cease our operations.*"

Convertible Debt Obligations

Prior to the Closing, we funded our operations through the issuance of convertible promissory notes.

From August to October 2017, the Company entered into seven Convertible Promissory Note Agreements with unaffiliated investors for an aggregate amount of $821,500. The notes bore interest at 10% per year, were unsecured, and were due and payable on June 30, 2019. The Company and the noteholders executed amendments in February 2021 to extend the maturity date to December 21, 2021.

From November 2019 through October 28, 2021, we issued approximately $48.2 million in aggregate principal amount of Series B convertible promissory notes. The notes bear interest at 8% per year, were unsecured, and were due and payable on dates ranging from December 2020 to December 2022. For those promissory notes that would have matured on or before December 31, 2020, the parties extended the maturity date to December 21, 2021 through amendments executed in February 2021. The amendments also allowed for automatic conversion to equity as a result of the Business Combination. Nearly all of the aforementioned promissory notes automatically converted into shares of Common Stock or were terminated pursuant to their terms, as applicable, in connection with the Closing. Those that remain outstanding do not have conversion terms that were triggered by the Closing.

Immediately prior to the Closing, approximately $60.0 million of convertible debt was converted into equity of AutoLotto.

As of December 31, 2022, we had $1,256,595 of convertible debt outstanding.

See "-*Recent Developments- Loan Agreement with Woodford*" above for additional information on the terms of the Loan Agreement.

Cash Flows

Net cash used by operating activities was $31.3 million for the year ended December 31, 2022, compared to net cash used by operating activities of $23.2 million for the year ended December 31, 2021. Factors affecting changes in operating cash flows were interest and stock-based compensation expense along with increased expenses for personnel costs, and sales and marketing activities in 2022 as compared to 2021. Net cash used in investing activities during the year ended December 31, 2022 was $1.3 million, compared to $13.9 million for the prior year. The increase was primarily the result of the acquisition of the sports.com domain name as well as the acquisition of Global Gaming completed on June 30, 2021. Net cash provided by financing activities was $16 thousand for the year ended December 31, 2022, compared to $59.0 million for the year ended December 30, 2021. The increase was primarily due to the issuance of debt and proceeds from the Business Combination offset by repayments during 2021.

Changes in or Adoption of Accounting Practices

The following U.S. GAAP standards have been recently issued by the Financial Accounting Standards Board (the "FASB"). We are in the process of assessing the impact of these new standards on future consolidated financial statements. Pronouncements that are not applicable or where it has been determined do not have a significant impact on the Company have been excluded herein.

ASC 606, Revenue from Contracts with Customers

Between May 2014 and December 2016, the FASB issued several Accounting Standards Updates ("ASUs")'s on ASC 606, which updates superseded nearly all previous revenue recognition guidance under U.S. GAAP. The core principle is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. A five-step process has been defined to achieve this core principle, and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standards are effective for annual periods beginning after December 15, 2017 using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standards in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting the standards recognized at the date of adoption (which includes additional footnote disclosures). The Company adopted these standards effective on January 1, 2018, and management concluded the adoption of this standard did not result in any financial statement impacts or changes to revenue recognition policies or processes as revenue is primarily derived from arrangements in which the transfer of control coincides with the fulfillment of performance obligations.

Critical Accounting Policies

Our financial statements are prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgments and estimates in defining the appropriate assumptions integral to financial estimates. Judgments are based on historical experience and other factors that we believe to be reasonable under the circumstances, such as terms of contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We have applied significant estimates and assumptions related to the following:

Revenue and Cost Recognition

Revenue

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606"), amending revenue recognition guidance and requiring a more structured approach to measuring and recognizing revenue as well as provide more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amended guidance is effective for accounting periods commencing on or after January 1, 2018.

We have applied ASC 606 to all revenue contracts. The core principle of ASC 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenues are generally recognized upon the transfer of control of promised products provided to our users, customers and subscribers, reflecting the amount of consideration we expect to receive for those products. We enter into contracts that can include various products, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from users, commercial partners and subscribers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with users and sales generated indirectly through affiliates, other solution partners, and our commercial partners.

Revenues are recognized upon the application of the following steps:

1.   Identification of a contract or contracts with a user, customer or subscriber;

2.   Identification of performance obligation(s) in the contract;

3.   Determination of the transaction price;

4.   Allocation of the transaction price to the performance obligations in the contract; and

5.   Recognition of revenue when, or as, the performance obligation is satisfied.

Contracts with users and customers for lottery game sales are at the point of sale and may include transfer of multiple products to a user or a customer and generally do not require future obligations. In these situations, the Company generally considers each transferred product as a separate performance obligation. The Company also has contracts with subscribers for the continued delivery of lottery and anonymized transaction data over a defined period of time. In accounting for these contracts, the Company generally considers each set of data as a separate performance obligation and recognizes revenue on their delivery ratably over the service period of the agreement. The Company's products are sold without a right of return or refund; the Company's terms of service and contracts generally include specific language that disclaims any warranties.

In addition, the Company's performance obligation in agreements with certain third parties is to transfer previously acquired Affiliate Marketing Credits. The payment for these credits by the third parties is priced on a per-contract basis. The performance obligation in these agreements is to provide title rights of the previously acquired credits to the third party. This transfer is point-in-time when the revenue is recognized, and there are no variable considerations related to this performance obligation.

Income Taxes

For both financial accounting and tax reporting purposes, the Company reports income and expenses based on the accrual method of accounting.

For federal and state income tax purposes, the Company reports income or loss from their investments in limited liability companies on the consolidated income tax returns. As such, all taxable income and available tax credits are passed from the limited liability companies to the individual members. It is the responsibility of the individual members to report the taxable income and tax credits, and to pay any resulting income taxes. Therefore, in relation to the income and losses incurred by the limited liability companies, they have been consolidated in the Company's tax return and provision based upon its relative ownership.

Income taxes are accounted for in accordance with ASC 740, "*Income Taxes*" ("ASC 740"), using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefit will not be realized.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more likely than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Generally, the taxing authorities can audit the previous three years of tax returns and in certain situations audit additional years. For federal tax purposes, the Company's 2018 through 2020 tax years generally remain open for examination by the tax authorities under the normal three-year statute of limitations. For state tax purposes, the Company's 2018 through 2020 tax years remain open for examination by the tax authorities under the normal four-year statute of limitations.

Business combination

In a business combination, substantially all identifiable assets, liabilities and contingent liabilities acquired are recorded at the date of acquisition at their respective fair values. One of the most significant areas of judgment and estimation relates to the determination of the fair value of these assets and liabilities, including the fair value of contingent consideration, if applicable. If any intangible assets are identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent external valuation expert may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. These valuations are linked closely to the assumptions made by our management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position, which cannot be derived from active markets, is determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values. Judgment includes, but is not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Fair value of stock options and warrants

We use the Black-Scholes option-pricing model to calculate the fair value of stock options and warrants. Use of this method requires management to make assumptions and estimates about the expected life of options and warrants, anticipated forfeitures, the risk-free rate, and the volatility of our share price. In making these assumptions and estimates, management relies on historical market data.

Estimated useful lives, depreciation of property, plant and equipment, and amortization of intangible assets

Depreciation of property, plant and equipment and amortization of intangible assets is dependent upon estimates of useful lives based on management's judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Goodwill and intangible assets

Goodwill and indefinite life intangible asset impairment testing require us to make estimates in the impairment testing model. On an annual basis, we test whether goodwill and indefinite life intangible assets are impaired. Impairment is influenced by judgment in defining a cash-generating unit ("CGU") and determining the indicators of impairment, and estimates used to measure impairment losses. The recoverable amount is the greater of value in use and fair value less costs to sell. The recoverable value of goodwill, indefinite and definite long-lived assets is determined using discounted future cash flow models, which incorporate assumptions regarding projected future cash flows and capital investment, growth rates and discount rates.

Deferred Tax Asset and Valuation Allowance

Accounting for deferred tax assets, including those arising from tax loss carry-forwards, requires management to assess the likelihood that we will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. In addition, future changes in tax laws could limit our ability to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period. We expect to remain an emerging growth company through the end of the 2023 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period. This may make it difficult or impossible to compare the financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions for emerging growth companies because of the potential differences in accounting standards used.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

As a "smaller reporting company" as defined by Rule 10(f)(1) of Regulation S-K, the Company is not required to provide this information.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Yusufali & Associates, LLC
Certified Public Accountants & IT Consultants
AICPA, HITRUST, PCAOB, PCIDSS, & ISC2 Registered
55 Addison Drive, Short Hills, NJ 07078

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Lottery.com Inc.
Spicewood, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lottery.com Inc. (the "Company") as of December 31, 2022, and restated 2021 balance sheet, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, except for the effects of the Company having not filed its 2022 and 2021 United States federal and state corporate income tax returns as described in note 11 of the financial statements, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters: Management identified disclosure of pending litigation as a critical audit matter for the audit of the financial statements for the year ended December 31, 2022. The concern was identification of significant litigation in which the company is involved and providing disclosure about each matter. As of the date of the current report, each pending litigation matter is in early stages so it is not possible to estimate the likely outcome of any of the cases or the ultimate impact they may have on the company or its financial condition. The concern was identifying significant legal actions in which the company is involved and providing clear disclosure about the existence of those legal actions and the nature of each matter. Management and the auditor have concluded that all significant litigation as of the date of this report has been identified and appropriately disclosed. These critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by referring the critical audit matters, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. (2) relate to accounts or disclosures that are material to the financial statements and (3) involve our especially challenging, subjective, or complex judgments.

Yusufali Musaji

Managing Partner

Yusufali & Associates, LLC

PCAOB registration # 3313
We have served as the company's auditor since 2022



June 15, 2023

Yusufali & Associates, LLC (3313)

Headquarters Address: 55 Addison Drive, Short Hills, NJ 07078

LOTTERY.COM INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash	$ 102,766	$ 32,638,970
Restricted cash	-	-
Accounts receivable	208,647	79,181
Prepaid expenses	19,409,323	22,896,638
Other current assets	718,550	226,200
Total current assets	20,439,286	55,840,989
Notes receivable	2,000,000	-
Investments	250,000	250,000
Goodwill	19,590,758	19,590,758
Intangible assets, net	23,982,445	28,710,980
Property and equipment, net	108,078	141,279
Other long term assets	13,009,686	-
Total assets	$ 79,380,253	$ 104,534,006
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade payables	$ 7,607,633	$ 1,006,535
Deferred revenue	464,286	1,162,335
Notes payable - current	3,755,676	3,771,340
Accrued interest	484,172	176,260
Accrued and other expenses	4,626,973	4,416,168
Other liabilities	625,028	-
Total current liabilities	17,563,768	10,532,638
Long-term liabilities:		
Convertible debt, net - non current	-	-
Other long term liabilities	-	1,169
Total long-term liabilities		1,169
Commitments and contingencies (Note 13)	-	-
Total liabilities	17,563,768	10,533,807
Equity		
Controlling Interest		
Preferred Stock, par value $0.001, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, par value $0.001, 500,000,000 shares authorized, 50,540,906 and 50,256,317 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	50,540	50,256
Additional paid-in capital	267,549,357	239,358,644
Accumulated other comprehensive loss	3,622	(655)
Accumulated deficit	(208,187,210)	(148,188,138)
Total Lottery.com Inc. stockholders' equity	59,416,309	91,220,107
Noncontrolling interest	2,400,176	2,780,092
Total Equity	61,816,485	94,000,199
Total liabilities and stockholders' equity	$ 79,380,253	$ 104,534,006

The accompanying notes are an integral part of these consolidated financial statements.

LOTTERY.COM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31, 2022	Years Ended December 31, 2021
Revenue	$ 6,779,057	$ 16,409,922
Cost of revenue	4,310,750	8,158,707
Gross profit	2,468,307	8,251,215
Operating expenses:		
Personnel costs	37,114,485	20,536,328
Professional fees	6,613,546	8,279,798
General and administrative	8,931,681	5,020,495
Depreciation and amortization	5,601,374	4,292,606
Total operating expenses	58,261,086	38,129,227
Loss from operations	(55,792,779)	(29,878,012)
Other expenses		
Interest expense	764,839	19,789,451
Reserve loss of prepaid advertising credits	-	2,000,000
Other expense	3,721,291	2,907,518
Total other expenses, net	4,486,130	24,696,969
Net loss before income tax	(60,278,909)	(54,574,981)
Income tax expense (benefit)	104,356	(1,664,335)
Net loss	(60,383,265)	(52,910,646)
Other comprehensive loss		
Foreign currency translation adjustment, net	4,277	(655)
Comprehensive loss	(60,378,988)	(52,911,301)
Net income attributable to noncontrolling interest	379,916	(136,924)
Net loss attributable to Lottery.com Inc.	$ (59,999,072)	$ (53,048,225)
Net loss per common share		
Basic and diluted	$ (1.19)	$ (2.04)
Weighted average common shares outstanding		
Basic and diluted	50,444,493	25,998,831

The accompanying notes are an integral part of these consolidated financial statements.

LOTTERY.COM INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2021 and 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total AutoLotto Inc. Stockholders' Equity	Noncontrolling Interest	Total Stockholder's Equity
	Shares	Amount						
Balance as of December 31, 2020	22,658,006	$ 22,658	$111,752,883	$ (95,140,568)	$ -	$ 16,634,973	$ -	$ 16,634,973
Issuance of common stock upon stock option exercise	737,732	738	252,979	-	-	253,717	-	253,717
Issuance of common stock upon warrant exercise	177,684	177	117,833	-	-	118,009	-	118,009
Effect of reverse capitalization, net	11,384,655	11,385	38,942,930	-	-	38,954,315	-	38,954,315
Conversion of convertible debt	11,162,735	11,163	64,764,379	-	-	64,775,542	-	64,775,542
Issuance of common stock in business acquisition	687,439	687	459,004	-	-	459,691	-	459,691
Beneficial conversion feature on notes payable	-	-	8,480,697	-	-	8,480,697	-	8,480,697
Issuance of digital securities	-	-	108,331	-	-	108,331	-	108,331
Stock-based compensation	3,448,066	3,448	14,479,608	-	-	14,483,057	-	14,483,057
Minority interest in business acquisition	-	-	-	-	-	-	2,643,168	2,643,168
Other comprehensive loss	-	-	-	-	(655)	(655)	-	(655)
Net loss	-	-	-	(53,047,570)	-	(53,047,570)	136,924	(52,910,646)
Balance as of December 31, 2021	50,256,317	50,256	239,358,644	(148,188,138)	(655)	91,220,107	2,780,092	94,000,199
Issuance of common stock upon stock option exercise	60,116	60	(60)	-	-	-	-	-
Issuance of common stock for legal settlement	60,000	60	241,680	-	-	241,740	-	241,740
Stock based compensation	164,473	164	27,949,093	-	-	27,949,257	-	27,949,257
Other comprehensive loss	-	-	-	-	4,277	4,277	-	4,277
Comprehensive loss	-	-	-	(59,999,072)	-	(59,999,072)	(379,916)	(60,378,988)
Balance as of December 31, 2022	50,540,906	$ 50,540	$267,549,357	$ (208,187,210)	$ 3,622	$ 59,416,309	$ 2,400,176	$ 61,816,485

The accompanying notes are an integral part of these consolidated financial statements.

LOTTERY.COM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,		
		2022		**2021**
Cash flow from operating activities				
Net loss attributable to Lottery.com Inc.	$	(59,999,072)	$	(53,048,225)
Adjustments to reconcile net loss to net cash used in operating activities:				
Net income attributable to noncontrolling interest		(379,916)		136,924
Depreciation and amortization		5,601,374		4,292,606
Non-cash interest expense		-		17,274,299
Stock-based compensation expense		27,949,257		14,483,057
Forgiveness of PPP Loan		-		(493,125)
Loss on impairment of intangibles		412,450		-
Loss on extinguishment of debt				115,788
Issuance of common stock for legal settlement		241,740		-
Issuance of debt to pay expenses		-		2,732,167
Income tax valuation allowance		-		(1,653,067)
Other non-cash items, net		-		655
Changes in assets & liabilities:				
Accounts receivable		(129,465)		(18,852)
Prepaid expenses		3,487,315		(878,504)
Notes Receivable		(2,000,000)		-
Other current assets		(492,351)		627,182
Trade payables		6,601,098		(1,557,570)
Deferred revenue		(698,049)		(6,735,965)
Accrued interest		307,912		(545,457)
Accrued and other expenses		210,805		2,080,818
Other liabilities		625,028		-
Other long term assets		(13,009,686)		-
Other long term liabilities		(1,169)		1,169
Net cash provided by operating activities		(31,272,729)		(23,186,100)
Cash flow from investing activities				
Purchases of property and equipment		(127,265)		(27,474)
Purchases of intangible assets		(1,124,823)		(517,894)
Investment in subsidiary, net		-		(13,399,408)
Net cash used in investing activities		(1,252,088)		(13,944,776)
Cash flow from financing activities				
Issuance of digital securities		-		108,332
Proceeds from exercise of options and warrants		-		371,726
Proceeds from issuance of convertible debt		-		23,483,500
Proceeds from issuance of notes payable		-		5,000,000
Proceeds from reverse recapitalization		-		42,794,176
Payment of debt issuance costs		-		(1,115,031)
Payments on notes payable - related parties		(15,664)		
Principal payments on debt		-		(11,647,713)
Net cash provided by financing activities		(15,664)		58,994,990
Effect of exchange rate changes on cash		4,277		(655)
Net change in net cash and restricted cash		(32,536,204)		21,863,459
Cash and restricted cash at beginning of period		32,638,970		10,775,511
Cash and restricted cash at end of period	$	102,766	$	32,638,970
Supplemental Disclosure of Cash Flow Information:				
Interest paid in cash	$	483,582	$	4,438,623
Taxes paid in cash	$	-	$	5,578
Non cash investing and financing activities	$	-	$	-
Conversion of convertible debt into common stock	$	-	$	63,484,240
Capitalization of interest from loan extinguishment	$	-	$	44,614
Purchase of intangible assets through the issuance of convertible debt	$	-	$	15,450,000
Issuance of convertible debt in exchange for outstanding liabilities	$	-	$	1,855,000
Issuance of convertible debt in exchange for notes payable	$	-	$	4,531,250
Common stock issued as part of acquisition	$	-	$	459,691
Beneficial conversion feature on notes payable	$	-	$	8,480,697

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Description of Business

Lottery.com Inc. (formerly Trident Acquisitions Corp) ("TDAC", "Lottery.com" or "the Company"), was formed as a Delaware corporation on March 17, 2016. On October 29, 2021, we consummated a business combination (the "Business Combination") with AutoLotto, Inc. ("AutoLotto"). Following the closing of the Business Combination (the "Closing") we changed our name from "Trident Acquisitions Corp." to "Lottery.com Inc." and the business of AutoLotto became our business. In connection with the Business Combination the Company moved its headquarters from New York, New York to Spicewood, Texas.

The Company is a leading provider of domestic and international lottery products and services. As an independent third-party lottery game service, the Company offers a platform that it developed and operates to enable the remote purchase of legally sanctioned lottery games in the U.S. and abroad (the "Platform"). The Company's revenue generating activities are focused on (i) offering the Platform via the Lottery.com app and our websites to users located in the U.S. and international jurisdictions where the sale of lottery games is legal and our services are enabled for the remote purchase of legally sanctioned lottery games (our "B2C Platform"); (ii) offering an internally developed, created and operated business-to-business application programming interface ("API") of the Platform to enable commercial partners in permitted U.S. and international jurisdictions to purchase certain legally operated lottery games from the Company and resell them to users located within their respective jurisdictions ("B2B API"); and (iii) delivering global lottery data, such as winning numbers and results, and sports data, such as scores and statistics, to commercial digital subscribers and provide access to other proprietary, anonymized transaction data pursuant to multi-year contracts ("Data Service").

As a provider of lottery products and services, the Company is required to comply, and its business is subject to, regulation in each jurisdiction in which the Company offers the B2C Platform, or a commercial partner offers users access to lottery games through the B2B API. In addition, it must also comply with the requirements of federal and other domestic and foreign regulatory bodies and governmental authorities in jurisdictions in which the Company operates or with authority over its business. The Company's business is additionally subject to multiple other domestic and international laws, including those relating to the transmission of information, privacy, security, data retention, and other consumer focused laws, and, as such, may be impacted by changes in the interpretation of such laws.

On June 30, 2021, the Company acquired an interest in Medios Electronicos y de Comunicacion, S.A.P.I de C.V. ("Aganar") and JuegaLotto, S.A. de C.V. ("JuegaLotto"). Aganar has been operating in the licensed iLottery market in Mexico since 2007 as an online retailer of Mexican National Lottery draw games, instant digital scratch-off games and other games of chance. JuegaLotto is licensed by the Mexican federal regulatory authorities to sell international lottery games in Mexico.

On July 28, 2022, the Board determined that the Company did not currently have sufficient financial resources to fund its operations or pay certain existing obligations, including its payroll and related obligations and effectively ceased its operations furloughing certain employees effective July 29, 2022 (the "Operational Cessation"). Subsequently, the Company has had minimal day-to-day operations and has primarily focused its operations on restarting certain aspects of its core businesses (the "Plans for Recommencement of Company Operations").

On April 25, 2023, as part of the Plans for Recommencement of Company Operations, the Company resumed its ticket sales operations to support its affiliate partners through its Texas retail network.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("*GAAP*") and include the accounts of the Company and its wholly owned operating subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the Accounting Standards Codification ("*ASC*") and Accounting Standards Update ("*ASU*") of the Financial Accounting Standards Board ("*FASB*"). All intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and classification of liabilities and commitments in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might result if the Company is unable to continue as a going concern.

Pursuant to the requirements of the Financial Accounting Standards Board's ASC Topic 205-40, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year from the date these financial statements are issued. This evaluation does not take into consideration the potential mitigating effect of management's plans that have not been fully implemented or are not within control of the Company as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company's ability to continue as a going concern. The mitigating effect of management's plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued.

Due to the Company's Operational Cessation, the Company has experienced recurring net losses and negative cash flows from operations and has an accumulated deficit of approximately $208 million and working capital of approximately $2.9 million at December 31, 2022. For the year ending December 31, 2022, the Company sustained a net loss of $60 million. The Company sustained a loss from operations of $55.8 million and $29.9 million for the years ending December 31, 2022 and 2021, respectively. Subsequently, the Company sustained additional operating losses and anticipates additional operating losses for the next twelve months. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company has historically funded its activities almost exclusively from debt and equity financing. Management's plans in order to meet its operating cash flow requirements include financing activities such as private placements of its common stock, preferred stock offerings, and issuances of debt and convertible debt. Although Management believes that it will be able to continue to raise funds by sale of its securities to provide the additional cash needed to meet the Company's obligations as they become due beginning with a loan agreement the Company entered into with Woodford Eurasia Assets, Ltd. ("Woodford") on December 7, 2022 (see Subsequent Events), the Plans for Recommencement of Company Operations to require substantial funds to implement and there is no assurance that the Company will be able to continue raising the required capital.

The Company's ability to continue as a going concern for the next twelve months from the issuance of these financial statements depends on its ability to execute its business plan, increase revenue, and reduce expenditures. Such conditions raise substantial doubt about the Company's ability to continue as a going concern.

Impact of Trident Acquisition Corp. Business Combination

We accounted for the October 29, 2021 Business Combination as a reverse recapitalization whereby AutoLotto was determined as the accounting acquirer and Trident Acquisition Corp. ("TDAC") as the accounting acquiree. This determination was primarily based on:

- former AutoLotto stockholders having the largest voting interest in Lottery.com Inc. ("Lottery.com");

- the board of directors of Lottery.com having 7 members, and AutoLotto's former stockholders having the ability to nominate the majority of the members of the board of directors;

- AutoLotto management continuing to hold executive management roles for the post-combination company and being responsible for the day-to-day operations;

- the post-combination company assuming the Lottery.com name;

- Lottery.com maintaining the pre-existing AutoLotto headquarters; and the intended strategy of Lottery.com being a continuation of AutoLotto's strategy.

Accordingly, the Business Combination was treated as the equivalent of AutoLotto issuing stock for the net assets of TDAC, accompanied by a recapitalization. The net assets of TDAC are stated at historical cost, with no goodwill or other intangible assets recorded.

While TDAC was the legal acquirer in the Business Combination, because AutoLotto was determined as the accounting acquirer, the historical financial statements of AutoLotto became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in the accompanying consolidated financial statements reflect (i) the historical operating results of AutoLotto prior to the Business Combination; (ii) the combined results of the Company and AutoLotto following the closing of the Business Combination; (iii) the assets and liabilities of AutoLotto at their historical cost; and (iv) the Company's equity structure for all periods presented.

In connection with the Business Combination transaction, we have converted the equity structure for the periods prior to the Business Combination to reflect the number of shares of the Company's common stock issued to AutoLotto's stockholders in connection with the recapitalization transaction. As such, the shares, corresponding capital amounts and earnings per share, as applicable, related to AutoLotto convertible preferred stock and common stock prior to the Business Combination have been retroactively converted by applying the exchange ratio established in the Business Combination.

Non-controlling Interests

Non-controlling interests represent the proportionate ownership of Aganar and JuegaLotto, held by minority members and reflect their capital investments as well as their proportionate interest in subsidiary losses and other changes in members' equity, including translation adjustments.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. Under the provisions of ASC 280, Segment Reporting, the Company is not organized around specific services or geographic regions. The Company operates in one service line, providing lottery products and services.

We determined that our Chief Financial Officer is the Chief Operating Decision Maker and he uses financial information, business prospects, competitive factors, operating results and other non-U.S. GAAP financial ratios to evaluate our performance, which is the same basis on which our results and performance are communicated to our Board of Directors. Based on the information described above and in accordance with the applicable literature, management has concluded that we are organized and operated as one operating and reportable segment on a consolidated basis for each of the periods presented.

Concentration of Credit Risks

Financial instruments that are potentially subject to concentrations of credit risk are primarily cash. Cash holdings deposits are placed with major financial institutions deemed to be of high-credit-quality in order to limit credit exposure. The Company maintains deposits and certificates of deposit with banks which may exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit and money market accounts which are not FDIC insured. In addition, deposits aggregating approximately $19,790 at April 30, 2023 are held in foreign banks. Management believes the risk of loss in connection with these accounts is minimal.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions to determine the reported amounts of assets, liabilities, revenue and expenses. Although management believes these estimates are reasonable, actual results could differ from these estimates. The Company evaluates its estimates on an ongoing basis and prepares its estimates on historical experience and other assumptions the Company believes to be reasonable under the circumstances.

Reclassifications

Certain balances have been reclassified in the accompanying consolidated financial statements to conform to the current year presentation. These reclassifications had no effect on the balances of current or total assets and prior year's net loss or accumulated deficit.

Foreign currency translation

Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. Dollars are translated into U.S. Dollars using year-end exchange rates. Sales, costs and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss).

Cash and Restricted Cash

As of December 31, 2021 and 2020, cash was comprised of cash deposits, and deposits with some banks exceeded federally insured limits with the majority of cash held in one financial institution. Management believes all financial institutions holding its cash are of high credit quality and does not believe the Company is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company had no marketable securities as of December 31, 2022 and December 31, 2021.

The Company had no marketable securities as of December 31, 2022 and December 31, 2021 As of December 31, 2022, the restricted cash balance was $0 as the bank took the collateral in the restricted account during October of 2022 in order to satisfy the amount owed under the Line of Credit. (See Subsequent Events - In January of 2022, the Company pledged $30,000,000 for a line of credit which was subsequently claimed for settlement of such line of credit).

Accounts Receivable

The Company through its various merchant providers pre-authorizes forms of payment prior to the sale of digital representation of lottery games to minimize exposure to losses related to uncollected payments and does not extend credit to the user of the B2C Platform or the commercial partner of the B2B API, which are its customers, in the normal course of business. The Company estimates its bad debt exposure each period and records a bad debt provision for accounts receivable it believes it may not collect in full. The Company did not record any allowance for uncollectible receivables as of December 31, 2022 and 2021. The Company has not incurred bad debt expense historically.

Prepaid Expenses

Prepaid expenses consist of payments made on contractual obligations for services to be consumed in future periods. The Company entered into an agreement with a third party to provide advertising services and issued equity instruments as compensation for the advertising services ("Prepaid advertising credits"). The Company expenses the service as it is performed by the third party. The value of the services provided were used to value these contracts, except for the year ended December 31, 2021 the Company reserved for potential inability to realize $2,000,000 of prepaid advertising credits in future periods. The current portion of prepaid expenses is included in current assets on the consolidated balance sheets. The Company has remaining prepaid expenses of $19,409,323 and $22,896,638 for the years ended December 31, 2022 and 2021, respectively.

Investments

On August 2, 2018, AutoLotto purchased 186,666 shares of Class A-1 common stock of a third party business development partner representing 4% of the total outstanding shares of the company. As this investment resulted in less than 20% ownership, it was accounted for using the cost basis method.

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are generally computed using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Routine maintenance and repair costs are expensed as incurred. The costs of major additions, replacements and improvements are capitalized. Gains and losses realized on the sale or disposal of property and equipment are recognized or charged to other expense in the consolidated statement of operations.

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Computers and equipment	3 years
Furniture and fixtures	5 years
Software	3 years

<u>Leases</u>

Right-of-use assets ("ROU assets") represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Variable lease payments are not included in the calculation of the right-of-use asset and lease liability due to uncertainty of the payment amount and are recorded as lease expense in the period incurred. As most of the leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Otherwise, the implicit rate was used when readily determinable. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under the available practical expedient, the Company accounts for the lease and non-lease components as a single lease component for all classes of underlying assets as both a lessee and lessor. Further, management elected a short-term lease exception policy on all classes of underlying assets, permitting the Company to not apply the recognition requirements of this standard to short-term leases (i.e. leases with terms of 12 months or less).

<u>Internal Use Software Development</u>

Software development costs incurred internally to develop software programs to be used solely to meet our internal needs and applications are capitalized once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the intended function. Additionally, we capitalize qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal-use software development costs are amortized on a straight line basis over the estimated useful life of the software.

<u>Goodwill and Other Intangible Assets</u>

Goodwill represents the excess of the cost of assets acquired over the fair value of the net assets at the date of acquisition. Intangible assets represent the fair value of separately recognizable intangible assets acquired in connection with the Company's business combinations. The Company evaluates its goodwill and other intangibles for impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred in accordance with the provisions of ASC 350, "*Goodwill and Other Intangible Assets*". The Company reviewed for impairment and determined that no impairment indicators exist as of December 31, 2022 and 2021. See Footnote 6 for further discussion.

<u>Revenue Recognition</u>

Under the new standard, Accounting Standards Update ("ASU") 2014-09, "*Revenue from Contracts with Customers (Topic 606)*", the Company recognizes revenues when the following criteria are met: (i) persuasive evidence of a contract with a customer exists; (ii) identifiable performance obligations under the contract exist; (iii) the transaction price is determinable for each performance obligation; (iv) the transaction price is allocated to each performance obligation; and (v) when the performance obligations are satisfied. Revenues are recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services.

<u>Lottery game revenue</u>

Items that fall under this revenue classification include:

Lottery game sales

The Company's performance obligations of delivering lottery games are satisfied at the time in which the digital representation of the lottery game is delivered to the user of the B2C Platform or the commercial partner of the B2B API, therefore, are recognized at a point in time. The Company receives consideration for lottery game sales at the time of delivery to the customer, which may be the user or commercial partner, as applicable. There is no variable consideration related to lottery game sales. As each individual lottery game delivered represents a distinct performance obligation and consideration for each game sale is fixed, representing the standalone selling price, there is no allocation of consideration necessary.

In accordance with Accounting Standards Codification ("ASC") 606, the Company evaluates the presentation of revenue on a gross versus net basis dependent on if the Company is a principal or agent. In making this evaluation, some of the factors that are considered include whether the Company has control over the specified good or services before they are transferred to the customer. The Company also assesses if it is primarily responsible for fulfilling the promise to provide the goods or services, has inventory risk, and has discretion in establishing the price. For all of the Company's transactions, management concluded that gross presentation is appropriate, as the Company is primarily responsible for providing the performance obligation directly to the customers and assumes fulfillment risk of all lottery game sales as it retains physical possession of lottery game sales tickets from time of sale until the point of redemption. The Company also retains inventory risk an all lottery game sales tickets as they would be responsible for any potential winnings related to lost or unredeemable tickets at the time of redemption. Finally, while states have the authority to establish lottery game sales prices, the Company can add service fees to ticket prices evidencing its ability to establish the ultimate price of the lottery tickets being sold.

Other associated revenue

The Company's performance obligations in agreements with certain customers are to provide a license of intellectual property related to the use of the Company's tradename for marketing purposes by partners of the Company. Customers pay a license fee up front. The transaction price is deemed to be the license issue fee stated in the contract. The license offered by the Company represents a symbolic license which provides the customer with the right to use the Company's intellectual property on an ongoing basis with continued support throughout the term of the contract in the form of ongoing maintenance of the underlying intellectual property. There is no variable consideration related to these performance obligations.

Arrangements with multiple performance obligations

The Company's contracts with customers may include multiple performance obligations. For such arrangements, management allocates revenue to each performance obligation based on its relative standalone selling price. Management generally determines standalone selling prices based on the prices charged to customers.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of any performance, including amounts which are refundable.

Payment terms vary by the type and location of the customer and the products or services offered. The term between invoicing and when payment is due is not significant. For certain products or services and customer types, management requires payment before the products or services are delivered to the customer.

Contract Assets

Given the nature of the Company's services and contracts, it has no contract assets.

Taxes

Taxes assessed by a governmental authority that are both imposed on and concurrent with specific revenue-producing transactions, that are collected by us from a customer, are excluded from revenue.

Cost of Revenue

Cost of revenue consists primarily of variable costs, comprising (i) the cost of procurement of lottery games, minus winnings to users, additional expenses related to the sale of lottery games, including, commissions, affiliate fees and revenue shares; and (ii) payment processing fees on user fees, including chargebacks imposed on the Company. Other non-variable costs included in cost of revenue include affiliate marketing credits acquired on a per-contract basis.

Stock-based Compensation

Effective October 1, 2019, the Company adopted ASU 2018-07, *Compensation - "Stock Compensation (Topic 718): Improvements to Nonemployee Share-based Payment Accounting"* ("ASC 718"), which addresses aspects of the accounting for nonemployee share-based payment transactions and accounts for share-based awards to employees in accordance with ASC 718, *Stock Compensation*. Under this guidance, stock compensation expense is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the estimated service period (generally the vesting period) on the straight-line attribute method.

<u>Advertising Costs</u>

Advertising costs are charged to operations when incurred. Advertising costs for the years ended December 31, 2022 and 2021 were approximately $1,261,000 and $1,888,000, respectively.

<u>Income Taxes</u>

For both financial accounting and tax reporting purposes, the Company reports income and expenses based on the accrual method of accounting.

For federal and state income tax purposes, the Company reports income or loss from their investments in limited liability companies on the consolidated income tax returns. As such, all taxable income and available tax credits are passed from the limited liability companies to the individual members. It is the responsibility of the individual members to report the taxable income and tax credits, and to pay any resulting income taxes. Therefore, the income and losses incurred by the limited liability companies have been consolidated in the Company's tax return and provision based upon its relative ownership.

Income taxes are accounted for in accordance with ASC 740, "*Income Taxes*" ("ASC 740"), using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefit will not be realized.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position; and (ii) for those tax positions that meet the more likely than not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Generally, the taxing authorities can audit the previous three years of tax returns and in certain situations audit additional years. For federal tax purposes, the Company's 2018 through 2022 tax years generally remain open for examination by the tax authorities under the normal three-year statute of limitations. For state tax purposes, the Company's 2017 through 2022 tax years remain open for examination by the tax authorities under the normal four-year statute of limitations.

<u>Fair Value of Financial Instruments</u>

The Company determines the fair value of its financial instruments in accordance with the provisions of ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820")*,* which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

● Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

● Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability

● Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available.

The classification of an asset or liability in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

Fair value of stock options and warrants

Management uses the Black-Scholes option-pricing model to calculate the fair value of stock options and warrants. Use of this method requires management to make assumptions and estimates about the expected life of options and warrants, anticipated forfeitures, the risk-free rate, and the volatility of the Company's share price. In making these assumptions and estimates, management relies on historical market data.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and other (Topic 350)* ("ASU 2017-04"). ASU 2017-04 simplifies the accounting for goodwill impairment and removes Step 2 of the goodwill impairment test. Goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value limited to the total amount of goodwill allocated to that reporting unit. Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The same one-step impairment test will be applied to goodwill at all reporting units, even those with zero or negative carrying amounts. The amendments in this ASU are effective for goodwill impairment tests in fiscal years beginning after December 15, 2021, and early adoption is permitted. The Company is currently evaluating this new standard and management does not currently believe it will have a material impact on its consolidated financial statements, depending on the outcome of future goodwill impairment tests.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326)*: *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Adoption of ASU 2016-13 will require the Company to use forward-looking information to formulate its credit loss estimates. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2022, and early adoption is permitted. The Company is currently evaluating this new standard and currently does not expect it to have a significant impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU No 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (*"ASU2019-12"*)*. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 in Generally Accepted Accounting Principles. ASU 2019-12 is effective for annual reporting periods beginning after December 15, 2021, and early adoption is permitted. The Company is currently evaluating this new standard and currently does not expect it to have a significant impact on the Company's consolidated financial statements.

In October 2020, the FASB issued *ASU No. 2020-09, Debt (Topic 470) ("ASU 2020-09"). ASU 2020-09* amendments to SEC paragraphs pursuant to SEC release NO. 33-10762 amends terms related to Debt Guarantors and Issuers of Guaranteed Securities Registered or to be Registered with the SEC. The Company is currently evaluating the timing of adoption and impact of the updated guidance on its financial statements.

3. Business Combination

TDAC Combination

On October 29, 2021, the Company and AutoLotto consummated the transactions contemplated by the Merger Agreement. At the Closing, each share of common stock and preferred stock of AutoLotto that was issued and outstanding immediately prior to the effective time of the Merger (other than excluded shares as contemplated by the Merger Agreement) was cancelled and converted into the right to receive approximately 3.0058 shares (the "Exchange Ratio") of Lottery.com. common stock.

The Merger closing was a triggering event for the Series B convertible notes, of which $63.8 million was converted into 3,248,526 shares of AutoLotto that were then converted into 9,764,511 shares of Lottery.com common stock using the Exchange Ratio.

At the Closing, each option to purchase AutoLotto's common stock, whether vested or unvested, was assumed and converted into an option to purchase a number of shares of Lottery.com common stock in the manner set forth in the Merger Agreement.

The Company accounted for the Business Combination as a reverse recapitalization whereby AutoLotto was determined as the accounting acquirer and TDAC as the accounting acquiree. Refer to *Note 2, Summary of Significant Accounting Policies*, for further details. Accordingly, the Business Combination was treated as the equivalent of AutoLotto issuing stock for the net assets of TDAC, accompanied by a recapitalization. The net assets of TDAC are stated at historical cost, with no goodwill or other intangible assets recorded.

The accompanying consolidated financial statements and related notes reflect the historical results of AutoLotto prior to the merger and do not include the historical results of TDAC prior to the consummation of Business Combination.

Upon the closing of the transaction, AutoLotto received total gross proceeds of approximately $42,794,000, from TDAC's trust and operating accounts. Total transaction costs were approximately $9,460,000, which principally consisted of advisory, legal and other professional fees and were recorded in additional paid in capital. Cumulative debt repayments of approximately $11,068,000, inclusive of accrued but unpaid interest, were paid in conjunction with the close, which included approximately $5,475,000 repayment of notes payable to related parties, and approximately $5,593,000 payment of accrued underwriter fees.

Pursuant to the terms of the Business Combination Agreement, the holders of issued and outstanding shares of AutoLotto immediately prior to the Closing (the "Sellers") were entitled to receive up to 6,000,000 additional shares of Common Stock (the "Seller Earnout Shares") and Vadim Komissarov, Ilya Ponomarev and Marat Rosenberg (collectively the "TDAC Founders") were also entitled to receive up to 4,000,000 additional shares of Common Stock (the "TDAC Founder Earnout Shares" and, together with the Seller Earnout Shares, the "Earnout Shares"). One of the earnout criteria had not been met by the December 31, 2021 deadline thus no earnout shares were granted specific to that criteria. As of December 31, 2021, 3,000,000 of the Seller Earnout Shares and 2,000,000 TDAC Founder Earnout Shares were still eligible Earnout Shares until December 31, 2022.

Global Gaming Acquisition

On June 30, 2021, the Company completed its acquisition of 100 percent of equity of Global Gaming Enterprises, Inc., a Delaware corporation ("Global Gaming"), which holds 80% of the equity of each of Medios Electronicos y de Comunicacion, S.A.P.I de C.V. ("Aganar") and JuegaLotto, S.A. de C.V. ("JuegaLotto"). JuegaLotto is federally licensed by the Mexico regulatory authorities with jurisdiction over the ability to sell international lottery games in Mexico through an authorized federal gaming portal and is licensed for games of chance in other countries throughout Latin America. Aganar has been operating in the licensed iLottery market in Mexico since 2007 and is licensed to sell Mexican National Lottery draw games, instant win tickets, and other games of chance online with access to a federally approved online casino and sportsbook gaming license and additionally issues a proprietary scratch lottery game in Mexico under the brand name Capalli. The opening balance of the acquirees have been included in our consolidated balance sheet since the date of the acquisition. Since the acquirees' financial statements were denominated in Mexican pesos, the exchange rate of 22.0848 pesos per dollar was used to translate the balances.

The net purchase price was allocated to the assets and liabilities acquired as per the table below. Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The fair values of the acquired intangible assets were determined using Level 3 inputs which were not observable in the market.

The total purchase price of $10,989,691, consisting of cash of $10,530,000 and 687,439 shares of common stock of AutoLotto at $0.67 per share. The total consideration transferred was approximately $10,055,214, reflecting the purchase price, net of cash on hand at Global Gaming and the principal amount of certain loans acquired. The purchase price is for an 80% ownership interest and is therefore grossed up to $13,215,843 to reflect the 20% minority interest in the acquirees. The purchase price was allocated to the identified tangible and intangible assets acquired based on their estimated fair values at the acquisition date as follows:

Cash	$	517,460
Accounts receivable, net		34,134
Prepaids		5,024
Property and equipment, net		2,440
Other assets, net		65,349
Intangible assets		8,590,000
Goodwill		4,940,643
Total assets	$	14,155,051
Accounts payable and other liabilities	$	(387,484)
Customer deposits		(134,707)
Related party loan		(417,017)
Total liabilities	$	(939,208)
Total net assets of Acquirees	$	13,215,843

Goodwill recognized in connection with the acquisition - is primarily attributed to an anticipated growing lottery market in Mexico that are expected to be achieved from the integration of these Mexican entities. None of the goodwill is expected to be deductible for income tax purposes.

Following are details of the purchase price allocated to the intangible assets acquired.

Category		Fair Value
Customer relationships	$	410,000
Gaming licensees		4,020,000
Trade names and trademarks		2,540,000
Technology		1,620,000
Total Intangibles	**$**	**8,590,000**

4. Property and Equipment, net

Property and equipment, net as of December 31, 2022 and 2021, consisted of the following:

	December 31, 2022		December 31, 2021
Computers and equipment	$ 124,199	$	113,151
Furniture and fixtures	16,898		23,760
Software	2,026,200		1,903,121
Property and equipment	2,167,297		2,040,032
Accumulated depreciation	(2,059,219)		(1,898,753)
Property and equipment, net	$ 108,078	$	141,279

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to $160,466 and $560,246, respectively.

5. Intangible assets, net

Gross carrying values and accumulated amortization of intangible assets:

		December 31, 2022			December 31, 2021		
	Useful Life	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Amortizing intangible assets							
Customer relationships	6 years	$ 1,350,000	$ (781,385)	$ 568,615	$ 1,350,000	$ (556,387)	$ 793,613
Trade name	6 years	2,550,000	(642,222)	1,907,778	2,550,000	(217,223)	2,332,777
Technology	6 years	3,050,000	(1,437,778)	1,612,222	3,050,000	(929,444)	2,120,556
Software agreements	6 years	14,450,000	(5,968,611)	8,481,389	14,450,000	(3,145,277)	11,304,723
Gaming license	6 years	4,020,000	(1,005,000)	3,015,000	4,020,000	(335,000)	3,685,000
Internally developed software	2 - 10 years	2,904,473	(350,232)	2,554,241	2,192,050	(23,323)	2,168,727
Domain name	15 years	6,935,000	(1,091,750)	5,843,250	6,935,000	(629,416)	6,305,584
		$35,259,473	$(11,276,978)	$23,982,495	$34,547,050	$ (5,836,070)	$28,710,980

Amortization expense with respect to intangible assets for the year ended December 31, 2022 and 2021 totaled $5,440,908 and $5,836,070, respectively, which is included in depreciation and amortization in the Statements of Operations. The Company determined that there was an impairment of long-lived assets of $412,450 during the year ended December 31, 2022, as it relates to a project no longer being pursued by the Company.

Estimated amortization expense for years of useful life remaining is as follows:

Years ending December 31,		Amount
2023	$	5,319,214
2024		4,876,562
2025		4,556,562
2026		4,556,562
Thereafter		4,673,595
	$	23,982,495

The Company had software development costs of $1,336,020 and $2,080,999 related to projects not placed in service as of December 31, 2022 and December 31, 2021, respectively, which is included in intangible assets in the Company's consolidated balance sheets. Amortization will be calculated using the straight-line method over the appropriate estimated useful life when the assets are put into service.

6. Notes Payable and Convertible Debt

Secured Convertible Note

In connection with the Lottery.com domain purchase, the Company issued a secured convertible promissory note ("Secured Convertible Note") with a fair value of $935,000 that matured in March 2021. The Company used the fair value of the Secured Convertible Note to value the debt instrument issued. In March 2021, the Secured Convertible Note was fully converted into 1,398,221 shares of the Company's common stock (see Note 8).

Series A Notes

From August to October 2017, the Company entered into seven Convertible Promissory Note Agreements with unaffiliated investors for an aggregate amount of $821,500. The notes bear interest at 10% per year, are unsecured, and were due and payable on June 30, 2019. The parties have verbally agreed to extend the maturity of the notes to December 31, 2021. As of December 31, 2022 and December 31, 2021, the balance due on these notes was $771,500 and $821,500, respectively. The Company cannot prepay the loan without consent from the noteholders. As of December 31, 2021, there were no Qualified Financing events, that trigger conversion, this included the TDAC combination. As of December 31, 2022, the remaining outstanding balance of $771,500 relates to notes that are no longer convertible and have been reclassified to Notes Payable as per the agreement. Accrued interest on the Series A notes payable was $138,822 at December 31, 2022.

Series B Notes

From November 2018 to December 2020, the Company entered into multiple Convertible Promissory Note agreements with unaffiliated investors for an aggregate amount of $8,802,828. The notes bear interest at 8% per year, are unsecured, and were due and payable on dates ranging from December 2020 to December 2021. For those notes maturing on or before December 31, 2020, the parties entered into amendments in February 2021 to extend the maturity of the notes to December 21, 2021. The Company cannot prepay the loans without consent from the noteholders.

During the year ended December 31, 2021, the Company entered into multiple Convertible Promissory Note agreements with unaffiliated investors for an aggregate amount of $38,893,733. The notes bear interest at 8% per year, are unsecured, and are due and payable on dates ranging from December 2021 to December 2022. The Company cannot prepay these loans without consent from the noteholders. As of December 31, 2021, the Series B Convertible Notes had a balance of $0. The Company also issued additional convertible promissory notes with unaffiliated investors for an aggregate amount of $10,000,000 which bear interest at 6% per year, are unsecured and are due in May 2023.

During the year ended December 31, 2021, the Company entered into amendments with six of the Series B promissory noteholders to increase the principal value of the notes. The additional principal associated with the amendments totaled $3,552,114. The amendments were accounted for as a debt extinguishment, whereby the old debt was derecognized and the new debt was recorded at fair value. The Company recorded loss on extinguishment of $71,812 as a result of the amendment which is mapped in "Other expenses" on the consolidated statements of operations and comprehensive loss.

As of October 29, 2021, all except $185,095 of the series B convertible notes were converted into 9,764,511 shares of Lottery.com common stock. As of December 31, 2022, the remaining notes comprising the outstanding balance of $185,095 are no longer convertible and have been reclassified to notes payable. See Note 4 Accrued interest on this note payable as of December 31, 2022 and 2021 was $49,992 and $35,184, respectively.

PPP Loan

On May 1, 2020, the Company entered into a Promissory Note with Cross River Bank, which provides for a loan in the aggregate amount of $493,225, pursuant to the Paycheck Protection Program, ("PPP"). The PPP, established under Division A, Title I of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") enacted on March 27, 2020, provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities ("Qualified Expenses"), and maintains its payroll levels. On August 24, 2021, the PPP loan and accrued interest was forgiven by the U.S. Small Business Administration ("SBA") in full. The Company recorded the full amount related to the forgiveness of the PPP loan as a gain on extinguishment of debt during the third quarter of fiscal year 2021.

Short term loans

On June 29, 2020, the Company entered into a Promissory Note with the U.S. Small Business Administration ("SBA") for $150,000. The loan has a thirty-year term and bears interest at a rate of 3.75% per annum. Monthly principal and interest payments are deferred for twelve months after the date of disbursement. The loan may be prepaid at any time prior to maturity with no prepayment penalties. The Promissory Note contains events of default and other provisions customary for a loan of this type. As of December 31, 2022 and 2021, the balance of the loan was $150,000. As of December 31, 2022, the accrued interest on this note was $3,753.

In August 2020, the Company entered into three separate note payable agreements with three individuals for an aggregate amount of $37,199. The notes bear interest at a variable rate, are unsecured, and the parties have verbally agreed the notes will be due upon a qualifying financing event. As of December 30, 2022 and 2021, the balance of the loans totaled $13,000, respectively.

Notes payable

On August 28, 2018, in connection with the purchase of the entire membership interest of TinBu, the Company entered into several notes payable for $12,674,635 with the sellers of the TinBu and a broker involved in the transaction. The notes had an interest rate of 0%, and original maturity date of January 25, 2022. The notes payable were modified during 2021 to extend the maturity to June 30, 2022 and change the interest rate to include simple interest of 4.1% per annum effective October 1, 2021. Each of the amendments were evaluated and determined to be loan modifications and accounted for accordingly.

As of December 30, 2022 and December 31, 2021, the balance of the notes was $2,601,370 and $2,628,234, respectively.

7. Stockholders' Equity

Preferred Stock

Pursuant to the Company's charter, the Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors has the authority without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the common stock. As of December 31, 2022, there were no shares of preferred stock issued and outstanding.

Common Stock

Our Charter authorizes the issuance of an aggregate of 500,000,000 shares of Common Stock, par value $0.001 per share. The shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Unless our Board determines otherwise, we will issue all shares of our common stock in an uncertificated form. Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Stock will be entitled to receive pro rata our remaining assets available for distribution.

As of December 31, 2022 and December 31, 2021, 50,540,906 shares and 50,256,317 shares, respectively, were outstanding. During the year ended December 31, 2022, the Company issued the following shares of common stock.

Issuance of Common Stock for legal settlement	60,000
Exercise of options (Note 10)	60,116
Restricted stock award	164,473
Total	**284,589**

Public Warrants

The Public Warrants became exercisable 30 days after the Closing as the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The S-1 registration became effective November 24, 2021. The Public Warrants will expire five years after October 29, 2021, which was the completion of the TDAC Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

● in whole and not in part;

● at a price of $0.01 per warrant;

● upon a minimum of 30 days' prior written notice of redemption;

● if, and only if, the last sale price of the Company's common stock equals or exceeds $16.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and

● if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a "cashless basis," as described in the warrant agreement. These warrants cannot be net cash settled by the Company in any event.

As of December 31, 2021, there were 20,125,000 Public Warrants outstanding. Immediately after giving effect to the Business Combination, there were 20,125,002 warrants to purchase share of Common stock outstanding, 20,125,000 of which are public warrants and two of which were previously warrants of AutoLotto, which are now warrants of Lottery.com and are exercisable to purchase an aggregate of 395,675 shares of common stock.

Private Warrants

Private warrants of TDAC issued before the business combination were forfeited and did not transfer to the surviving entity.

Unit Purchase Option

On June 1, 2018, the Company sold to the underwriter (and its designees), for $100, an option to purchase up to a total of 1,750,000 Units exercisable at $12.00 per Unit (or an aggregate exercise price of $21,000,000) commencing on the consummation of the Business Combination. The 1,750,000 Units represents the right to purchase 1,750,000 shares of common stock and 1,750,000 warrants to purchase 1,750,000 shares of common stock. The unit purchase option may be exercised for cash or on a cashless basis, at the holder's option, and expires on May 29, 2023. The Units issuable upon exercise of this option are identical to those offered by Lottery.com. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Business Combination resulting in a charge directly to stockholders' equity. As of December 31, 2022 all of the 1,750,000 Units are vested, exercisable and outstanding.

Common Stock Warrants

The Company did not issue any warrants during the years ended December 31, 2022 and 2021. All 395,675 outstanding warrants are fully vested and have a weighted average remaining contractual life of 3.7 years. The Company did not incur any expense for the year ended December 31, 2022 and 2021.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020....................	573,359	$ 0.28	4.8	$ 272,638
Granted	-	-	-	
Exercised	(177,684)	0.66	-	
Forfeited/cancelled	-	-	-	
Outstanding at December 31, 2021....................	395,675	0.11	4.0	2,478,501
Granted	92621	7.56	3	0
Exercised	-	-	-	
Forfeited/cancelled	-	-	-	
Outstanding at December 31, 2022....................	488,296	$ 0.11	3.7	$ 1,200,387
Exercisable at December 31, 2022	488,296	$ 0.11	3.7	$ 1,200,387

Beneficial Conversion Feature - Convertible Debt

As detailed in Note 7 - Notes Payable and Convertible Debt, the Company has issued two series of convertible debt. Both issuances resulted in the recognition of the beneficial conversion features contained within both of the instruments. The Company recognized the proceeds allocable to the beneficial conversion feature of $8,480,697 as additional paid in capital and a corresponding debt discount of $2,795,000. This additional paid in capital is reflected in the accompanying consolidated Statements of Equity.

Earnout Shares

As detailed in Note 4 - as part of the TDAC Combination as of December 31, 2021 a total of 5,000,000 Earnout Shares were eligible for issuance until December 31, 2022.

8. Stock-based Compensation Expense

2015 Stock Option Plan

Prior to the closing of the Business Combination, AutoLotto had the AutoLotto, Inc. 2015 Stock Option/Stock Issuance Plan (the "2015 Plan") in place. Under the 2015 Plan, incentive stock options may be granted at a price not less than fair market value of the common stock (110% of fair value to holders of 10% or more of voting stock). If the Common Stock is at the time of grant listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Common Stock on the date in question on the Stock Exchange, as such price is officially quoted in the composite tape of transactions on such exchange and published in The Wall Street Journal. If there is no closing selling price for the Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists. If the Common Stock is at the time neither listed on any Stock Exchange, then the Fair Market Value shall be determined by the Board of Directors or the Committee acting in its capacity as administrator of the Plan after taking into account such factors as the Plan Administrator shall deem appropriate. The maximum number of shares of Common Stock which may be issued over the term of the Plan shall not exceed Four Hundred Fifty Thousand (450,000). Options are exercisable over periods not to exceed 10 years (five years for incentive stock options granted to holders of 10% or more of voting stock) from the date of grant. Shares of Common Stock issued under the Stock Issuance Program may, in the discretion of the Plan Administrator, be fully and immediately vested upon issuance or may vest in one or more instalments over the Participant's period of Service or upon attainment of specified performance objectives. The Plan Administrator may not impose a vesting schedule upon any option grant or the shares of Common Stock subject to that option which is more restrictive than twenty percent (20%) per year vesting, with the initial vesting to occur not later than one (1) year after the option grant date. However, such limitation shall not be applicable to any option grants made to individuals who are officers of the Corporation, non-employee Board members or independent consultants.

2021 Equity Incentive Plan

In connection with the Business Combination, our board of directors adopted, and our stockholders approved, the Lottery.com 2021 Incentive Award Plan (the "2021 Plan") under which 13,130,368 shares of Class A common stock were initially reserved for issuance. The 2021 Plan allows for the issuance of incentive and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other stock or cash based awards. The number of shares of the Company's Class A common stock available for issuance under the 2021 Plan increases annually on the first day of each calendar year, beginning on and including January 1, 2022 and ending on and including January 1, 2031 by a number of shares of Company common stock equal to five percent (5%) of the total outstanding shares of Company common stock on the last day of the prior calendar year. Notwithstanding the foregoing, the Board may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares of Company common stock than would otherwise occur pursuant to the preceding sentence. As of December 31, 2022, the Company has not granted awards under the 2021 Plan.

Stock Options

The Company did not issue any new stock options during the years ended December 31, 2022 and 2021. The following table shows stock option activity for the years ended December 31, 2022 and 2021:

	Shares Available for Grant	Outstanding Stock Awards	Average Exercise Price	Weighted Remaining Contractual Life (years)	Weighted Average Aggregate Intrinsic Value
Outstanding at December 31, 2020.........	37,405	1,315,218	$ 0.30	5.5	$ 362,841
Granted	-	-	-	-	
Exercised		(737,732)	(0.28)	-	
Forfeited/cancelled	231,825	(231,825)	(0.65)	-	
Outstanding at December 31, 2021.........	269,230	345,661	0.97	4.4	2,061,303
Granted	-	-	-	-	
Exercised	-	(60,116)	(0.67)	-	
Forfeited/cancelled (uncancelled)...........	(60,116)	60,116	0.67	-	
Outstanding at December 31, 2022.........	209,114	345,661	$ 0.41	4.2	$ 944,544
Exercisable at December 31, 2022	209,114	345,661	$ 0.41	4.2	$ 944,544

Stock-based compensation expense related to the employee options was $0 and $10,077 for the year ended December 31, 2022, and 2021 respectively.

Restricted awards

The Company awarded restricted stock to employees on October 28, 2021, which were granted with various vesting terms including immediate vesting, service-based vesting, and performance-based vesting. In accordance with ASC 718, the Company has classified the restricted stock as equity.

For employee issuances, the measurement date is the date of grant, and the Company recognizes compensation expense for the grant of the restricted shares, over the service period for the restricted shares that vest over a period of multiple years and for performance-based vesting awards, the Company recognizes the expense when management believes it is probable the performance condition will be achieved. As of December 31, 2021, the Company had granted 3,832,431 shares with vesting to begin April 2022. For the year ended December 31, 2022, the Company recognized $27,137,991 of stock compensation expense related to the employee restricted stock grants. As of December 31, 2022, unrecognized stock-based compensation associated with the restricted stock awards is $4,061,294 which will be expensed over the next 2.83 years.

The Company had restricted stock activity summarized as follows:

	Number of Shares		Weighted Average Grant Fair Value
Outstanding at December 31, 2021	3,832,431	$	14.75
Granted	-		-
Vested	-		-
Forfeited/cancelled	-		-
Restricted shares unvested at December 31, 2022	3,832,431	$	14.75

9. Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share :

	Year ended December 31, 2022			
	2022		2021	
Comprehensive net loss attributable to stockholders	$	(32,930,867)	$	(5,456,034)
Weighted average common shares outstanding				
Basic and diluted		46,832,919		22,888,700
Net loss per common share				
Basic and diluted	$	(0.70)	$	(0.24)

As of December 31, 2022, the Company excluded 209,114 stock options, 468,335 of restricted awards, 488,296 of warrants, 5,000,000 of earn out shares and 1,750,000 of unit purchase options from the calculation of diluted net loss per share with the effect being anti-dilutive.

As of December 31, 2021, the Company excluded 345,661 stock options, 2,012,774 convertible debt into common shares, 3,832,431 of restricted awards, 3,869,305 of warrants, 1,726,027 of earn out shares and 604,110 of unit purchase options from the calculation of diluted net loss per share with the effect being anti-dilutive.

10. Income Taxes

The Company's pre-tax income (loss) by jurisdiction was as follows for the years ending December 31, 2022 and December 31, 2021;

	Year ended December 31, 2022		Year ended December 31, 2021	
Domestic	$	(58,379,329)	$	(55,259,603)
Foreign	$	(1,899,580)		684,622
Total	$	(60,278,909)	$	(54,574,981)

The provision for income taxes for continuing operations for the year ended December 31, 2022 and 2021 consist of the following:

	Year ended December 31, 2022	Year ended December 31, 2021
Current income taxes		
Federal	-	(16,846)
State	104,356	5,578
Foreign	-	-
Total current income taxes	104,356	(11,268)
Deferred income taxes		
Federal	-	(1,757,535)
State	-	-
Foreign	-	104,467
Total deferred income taxes	-	(1,653,067)
Valuation allowance	-	-
Total income tax expense (benefit)	104,356	(1,664,335)

A reconciliation between the amount of reported income tax expense (benefit) and the amount computed by multiplying income from continuing operations before income taxes by the statutory federal income tax rate is shown below. Income tax expense for the year ended December 31, 2022 includes state minimum taxes, permanent differences, and deferred tax assets for which a full valuation allowance has been placed. A corresponding tax expense is included for the year ended December 31, 2022 to reflect the increase in the valuation allowance.

	Year ended December 31, 2022	Year ended December 31, 2021
Tax Expense at statutory federal rate of 21%	$ (12,680,485)	$ (11,460,747)
State income taxes, net of federal income tax benefit	34,594	-
Foreign rate differential	(135,255)	127,739
Permanent differences	37,919	2,106,611
Other – Miscellaneous	-	-
Change in valuation allowance	12,825,669	7,562,061
Income tax expense (benefit)	$ 104,356	$ (1,664,335)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The following table discloses those significant components of our deferred tax assets and liabilities, including any valuation allowance:

	2022	2021
Long-term deferred tax assets:		
Federal net operating loss carryforwards	$ 24,838,785	$ 20,145,126
Foreign net operating loss carryforwards	625,440	(321,330)
Stock compensation	9,136,562	3,308,116
Fixed assets	-	-
Intangible assets	-	-
Other	19,540	19,540
Total deferred tax assets before valuation allowance	$ 34,620,327	$ 23,151,451
Deferred tax liabilities:		
Fixed assets	$ (46,035)	$ 336,699
Intangible assets	478,213	1,452,273
Total deferred tax liabilities	432,178	1,788,972
Valuation allowance	(34,188,149)	(21,362,480)
Net deferred tax assets and liabilities	$ -	$ -

Due to the Global Gaming acquisition and the recording of related deferred tax liabilities, the Company released approximately $1,600,000 of valuation allowance since the additional deferred tax liabilities represent a future source of taxable income. For the year ended December 31, 2022, the valuation allowance increased by approximately $12,825,669. the Company believes a full valuation allowance against the net deferred tax asset is appropriate at this time. The Company will continue to evaluate the realizability of its deferred tax assets in future years.

At December 31, 2021, our carryforwards available to offset future taxable income consisted of federal net operating loss ("NOL") carryforwards of approximately $116,408,640, $21,739,564 of which expires between 2036 and 2037 and $94,564,720 of which has no expiration date.

We account for uncertain tax positions in accordance with ASC 740-10-25, which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We have not recorded any unrecognized tax benefits as of December 31, 2022.

Our practice is to recognize interest and penalties related to income tax matters in income tax expense in our consolidated statements of operations. We did not have any interest or penalties on unrecognized tax benefits accrued at December 31, 2022.

The Company files U.S. federal and state returns. The Company's foreign subsidiary also files a local tax return in their local jurisdiction. From a U.S. federal, state and Mexican perspective the years that remain open to examination are consistent with each jurisdiction's statute of limitations. The Company has not filed its 2021 and 2022 U.S. federal and state corporate income tax returns. The Company's foreign subsidiary in Mexico is current with the filing of its tax returns through 2022. The Company expects to file these documents as soon as possible. While the Company is in a net loss position and expects no income tax amounts to be due except for minimum state and local income taxes, the Company is at risk for failure to file. As of the date of this Report, the Company has not been informed that such penalties have been assessed, therefore no accrual for such has been recorded in the Company's financial statements. The Company's federal income tax returns for the years 2017-2022 remain subject to examination by the Internal Revenue Service.

11. Commitments and Contingencies

Indemnification Agreements

The Company enters into indemnification provisions under its agreements with other entities in its ordinary course of business, typically with business partners, customers, landlords, lenders and lessors. Under these provisions, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2021 and 2021.

Digital Securities

In 2018, the Company commenced a sale offering and issuance (the "LDC Offering") of 285 million revenue participation interests (the "Digital Securities") of the net raffle revenue of LDC Crypto Universal Public Company Limited ("LDC"). The Digital Securities do not have any voting rights, redemption rights, or liquidation rights, nor are they tied in any way to other equity securities of LDC or the Company nor do they otherwise hold any rights that a holder of equity securities of LDC or the Company may have or that a holder of traditional equity securities or capital stock may have. Rather, each of the holders of the Digital Securities has a pro rata right to receive 7% of the net raffle revenue. If the net raffle revenue is zero for a given period, holders of the Digital Securities are not eligible to receive any cash distributions from any raffle sweepstakes of LDC for such period. For the year ended December 31, 2022, the company did not incur any obligations to the holders of the outstanding Digital Securities. For the year ended December 31, 2021, the Company incurred an obligation to pay an aggregate amount of approximately $5,632 to holders of the outstanding Digital Securities. The Company did not satisfy any of those obligations during the years ended December 31, 2021 or 2022.

The Company leases office space in Spicewood, Texas which expires January 21, 2024. For the year ended December 31, 2022 and 2021, the Company's total rent expense was approximately $173,837 and $206,471, respectively.

As of December 31, 2022, future minimum rent payments due under non-cancellable leases with initial maturities greater than one year are as follows:

Years ending December 31,	Amount
2023	135,222
2024	30,404
	$ 165,626

Litigation and Other Loss Contingencies

As of December 31, 2022, there were no pending proceedings that are deemed to be materially detrimental. The Company is a party to legal proceedings in the ordinary course of its business. The Company believes that the nature of these proceedings is typical for a company of its size and scope. See Note 15 for additional information.

12. Related Party Transactions

The Company has entered into transactions with related parties. The Company regularly reviews these transactions; however, the Company's results of operations may have been different if these transactions were conducted with nonrelated parties.

During the year ended December 31, 2020, the Company entered into borrowing arrangements with the individual founders to provide operating cash flow for the Company. The Company paid $4,700 during 2021 and the outstanding balance was $13,000 at December 31, 2022 and December 31, 2021.

During the years ended December 31, 2021 and 2020, the Company entered into a services agreement with Master Goblin Games, LLC ("Master Goblin Games"), an entity owned by Ryan Dickinson, a former officer of the Company, to facilitate the establishment of receipt of retail lottery licenses in certain jurisdictions. As of December 31, 2022, the Company had no outstanding related party payables.

Pursuant to the Service Agreement, Master Goblin is authorized and approved by the Company to incur up to $100,000 in initial expenses per location for the commencement of operations at each location, including, without limitation, tenant improvements, furniture, inventory, fixtures and equipment, security and lease deposits, and licensing and filing fees. Similarly, pursuant to the Service Agreement, during each month of operation, Master Goblin is authorized to submit to the Company for reimbursement on-going expenses of up to $5,000 per location for actually incurred lease expenses. The initial expenses are submitted by Master Goblin to the Company upon Master Goblin securing a lease and leases are only secured by Master Goblin in any location upon request of the Company. Such initial expenses are recorded by the Company as lease obligations. On-going expenses are submitted by Master Goblin to the Company on a monthly basis, subject to offset, and are recorded by the Company as an expense. To the extent Master Goblin has a positive net income in any month, exclusive of the sale of lottery games, such net income reduces or eliminates such reimbursable expenses for that month.

In January 2023, Woodford Eurasia Assets, Ltd. signed a letter of intent to acquire Master Goblin. Such letter of intent would give Woodford the right to appoint a director to the Board of Directors of the Company (see Subsequent Events). As of the date of this Report, no definitive documentation for this transaction has been signed.

13. Revenue Disaggregation

Revenue disaggregation consists of the following:

	2022	2021
Gaming	4,851,911	8,506,176
Other	1,927,146	7,903,746
Total	6,779,057	16,409,922

14. Subsequent Events

On January 30, 2023, Mr. Edward K. Moffly resigned as Interim Chief Financial Officer of the Company.

On February 1, 2023, the Board of Directors of the Company appointed Mr. Mark Gustavson as Chief Executive Officer and principal executive officer of the Company. Mr. Gustavson will also serve as principal financial/accounting officer of the Company until a replacement is found. Mr. Mark Gustavson, as CEO, replaced Mr. Sohail S. Quraeshi, who is no longer serving as Chief Executive Officer or as a principal executive officer of the Company, effective February 1, 2023, as a result of the change in Chief Executive Officer of the Company approved by the Board of Directors.

On March 13, 2023, John Brier, Bin Tu and JBBT, LLC (collectively, the "TinBu Plaintiffs") filed its original complaint against Lottery.com, Inc. f/k/a AutoLotto, Inc. and its wholly-owned subsidiary TinBu, LLC ("TinBu") in the Circuit Court of the 13th Judicial District in and for Hillsborough County, Florida (the "TinBu Complaint"). The Complaint alleges breach of contract(s) and misrepresentation with alleged damages in excess of $4.6 million. The parties agreed to extend the Company and its subsidiary's deadline to respond until May 1, 2023. On May 2, 2023, the Company and its subsidiary retained local counsel who filed a Notice of Appearance on behalf of the Company and TinBu and filed its Motion for Enlargement requesting the Court to extend its deadline to file its initial response to the Complaint by an additional 30 days (the "TinBu Motion"). As of the date of this Report, the TinBu Motion has not been set for a hearing.

On March 29, 2023, the WinTogether Foundation Board of Directors voted to suspend its relationship with the Company.

On April 22, 2023, the Company signed an exclusive affiliate agreement with International Gaming Alliance (IGA), to supply official Texas lottery tickets in the Dominican Republic.

On April 25, 2023, the Company recommenced its ticket sales operations through its Texas retail network.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

See "*Item 14. Principal Accounting Fees and Services.*"

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As previously disclosed, in connection with the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (the "Original 2021 Annual Report") on April 1, 2022, our management, with the participation of our then Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021. Based on their evaluation, our then Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting with respect to our financial statement close and reporting process.

In connection with the filing of Amendment No. 1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2021 (the "Amended 2021 Annual Report"), our management, with the participation of our Chief Executive Officer, reevaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021 and determined they were not effective due to the material weaknesses in our internal control over financial reporting with respect to our financial statement close and reporting process. Our disclosure and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost benefit relationship of possible controls and procedures. In connection with this Report, our management, with the participation of our Chief Executive Officer, reevaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. Based on such reevaluation, our Chief Executive Officer concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were still not effective due to the material weaknesses in our internal control over financial reporting with respect to our financial statement close and reporting process, as described further below. As a result of this conclusion, we retained third-party accounting consultants who performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with GAAP. Accordingly, management believes that the financial statements included in this Report present fairly in all material respects our financial position, results of operations and cash flows for the periods presented. The issues which were identified during the initial and subsequent review continued until the new management team for the company began addressing them in the fall of 2022. Efforts to strengthen and improve internal controls over accounting and financial reporting are ongoing.

Material Weaknesses in Internal Control Over Financial Reporting

In connection with the audit of our condensed consolidated financial statements included in this Report, our management has identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 relating to deficiencies in the design and operation of the procedures relating to the closing of our financial statements. These include: (i) our lack of a sufficient number of personnel with an appropriate level of knowledge and experience in accounting for complex or non-routine transactions, (ii) the fact that our policies and procedures with respect to the review, supervision and monitoring of our accounting and reporting functions were either not designed and in place or not operating effectively; (iii) our inability to complete the timely closing of financial books at the quarter and fiscal year end, and (iv) incomplete segregation of duties in certain types of transactions and processes.

Specifically, management did not design and maintain sufficient procedures and controls related to revenue recognition including those related to ensuring accuracy of revenue recognized from non-routine transactions such as the sales of LotteryLink Credits. As a result, we determined that there was an overstatement of revenue in the consolidated statement of operations of approximately $52.1 million during the year ended December 31, 2021, which required a restatement of the previously issued financial statements for the year ended December 31, 2021 contained in the Amended 2021 Annual Report.

We have begun implementing remediation steps to improve our internal control over financial reporting and to remediate the identified material weaknesses, including (i) adding personnel with sufficient accounting knowledge; (ii) adopting a more rigorous period-end review process for financial reporting; (iii) adopting improved period close processes and accounting processes, and (iv) clearly defining and documenting the segregation of duties for certain transactions and processes. Management has expanded and will continue to enhance our system of identifying transactions and evaluating and implementing the accounting standards that apply to our financial statements, including through enhanced analyses by our personnel and third-party professionals with whom we consult regarding complex accounting applications. We intend to continue take steps to remediate the material weaknesses described above and further continue re-assessing the design of controls, the testing of controls and modifying processes designed to improve our internal control over financial reporting. The Company plans to continue to assess its internal controls and procedures and intends to take further action as necessary or appropriate to address any other matters it identifies or are brought to its attention. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. The implementation of our remediation will be ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles. We may also conclude that additional measures may be required to remediate the material weaknesses in our internal control over financial reporting.

We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses we identified or avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, there could continue to be a reasonable possibility that this control deficiency or others could result in another material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis.

For more information, see "*Item 1A. Risk Factors - Public Company Operating Risks - If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the trading price of our common stock and warrants may be materially and adversely affected*."

Changes in Internal Control Over Financial Reporting

Except as otherwise described herein, there was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On June 12, 2023, the Company entered into an amendment of its Loan Agreement with Woodford (the "Loan Agreement Amendment"). The Loan Agreement Amendment provides that Woodford shall henceforth be able to convert, in whole or in part, the outstanding balance of its loan into the conversion shares at a conversion price that represents a further 25% discount to the original conversion price of 20%. All other terms and conditions of securitization remain in full force and effect.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The following sets forth certain information, as of the date of this report, concerning the directors and officers of the Company.

Name	Age	Position
Mark Gustavson	54	Chief Executive Officer
Matthew McGahan	53	Chairman of the Board
Barney Battles	56	Director
Nick Kounoupias	60	Director

Mark Gustavson has been our Chief Executive Officer since February 2023. Mr. Gustavson has 17 years of business development, transactional, alliance management, finance, operational, company formation, and IP experience with emerging businesses. During his career he has acquired extensive experience in the integration of business disciplines, with an emphasis on turnaround transactions. Mr. Gustavson held senior management positions in a variety of technology companies.

In his various executive capacities, Mr. Gustavson was responsible for transactions ranging from acquisitions and strategic collaborations to ordinary course transactions. He was also engaged in strategic planning for business development, product development, and in-licensing activities, and participated in the consummation of numerous collaborations. Sector specialties include biotechnology, IP based banking, mobile payment systems, social media, mobile gaming applications, fiber optics, and mixed and virtual reality technologies.

Mr. Gustavson is a co-founder and currently serves as Chief Executive Officer of ZENIOS Technologies Corporation, a position he has held since May 2022. Said company is involved in the business of augmented and mixed-reality based internet search technology.

In March of 2020, Mr. Gustavson and a group of investors acquired control of Sansar from Linden Labs Corporation, implementing an expansion plan, and successfully deploying, virtual reality applications for live events and festivals. These included the renowned London based Lost Horizons festival Glastonbury, gaining an audience in excess of 4.2 million attendees. The assets of Sansar were transferred to Sansar, Inc, in June 2022, and Mr. Gustavson has served as a Board member of Sansar, Inc. since June 2022.

From February 2020 to April 2021, Mr. Gustavson served as Chief Executive Officer of Regnum Corp (OTC:RGMP). Mr. Gustavson served as President, CFO and co-founder of Tri Capital Energy Corporation, from June 2019 to March 2021. From March 2025 to May 2018, Mr. Gustavson served as Chief Financial Officer and Director of Wookey Search Technologies Corporation. From July 2016 to August 2017, Mr. Gustavson served as Chief Financial Officer and Director of Sharkreach Corporation.

Mr. Gustavson also previously served as President and co-founder of MedicuRx Corporation, a position he held from February 2013 to June 2015. During this time, he was responsible for managing the company formation and transactional activities in collaboration with co-founder Dr. Joseph Rubinfeld, as well as taking care of business development, finance, and research and alliance management. MedicuRx Corporation business was a pharmaceutical company developing cancer therapeutics addressing Glioblastoma Multiforme.

Mr. Gustavson began his career as a Private Banker at the banking and financial business known as HSBC in Saipan, Commonwealth of the Northern Mariana Islands. From April 1997 through February 1999, Mr. Gustavson was Vice President of Private Banking and was charged with co-launching the Commonwealth of the Northern Mariana Islands branch of the Pacific Regional Division during the bank's expansion period.

Mr. Gustavson received a Bachelor of Science in Political Science degree (minor in sociology, concentration in economics) from the University of Oregon in 1991.

Matthew McGahan, has been a member of and Chairman of the Board since October 2022. Mr. McGahan is the founder of the U.K. charity, "Mask Our Heroes" ("MOH"), created in memory of his father Alan, who was a victim of the COVID-19 pandemic. MOH was one of the first charities to recognize the urgent need for vital personal protection equipment and in the first months of the pandemic, MOH secured and shipped several plane loads of surgical masks to the U.K. Prior to founding MOH, Mr. McGahan had founded Magic Automotive Group, a Europe-based Harley-Davidson dealer. In 2010, Mr. McGahan sold Magic Automotive Group to pursue other endeavors. In 1997, prior to founding Magic Automotive Group, Mr. McGahan had joined his family's business, Pinewood Motor Group, which his father founded in 1969. In the early 1990s Mr. McGahan left a public UK multi-brand automotive group to set up an international company specializing in the importing and exporting of luxury automotive brands, race cars and classics. Mr. McGahan is a graduate of the Purley Boys and Guildford Engineering Technology College.

Barney Battles has been a member of the Board since October 2022. In 2014, Mr. Battles founded The League of Angels, a network of UHNW international members investing in fast growth British ventures with a global impact and strong corporate values. Mr. Battle is the former co-owner of Jackpot Games, a Maltese online gaming venture that was then sold to a large German Media Group. Additionally, Mr. Battles is the former senior advisor to the Rank Group PLC (LSE: RNK), where he focused on the Grosvenor Casinos and Bingo (a UK-based chain of 53 casinos located in major towns and cities across the UK and 76 bingo clubs located in Belgium, Spain, and the UK). During his time at Grosvenor Casinos and Bingo, Mr. Battles focused on delivering interactive digital gaming formats across their retail footprint. He also has extensive FTSE experience, working as Executive Chairman/CFO in turnaround or high growth sectors and is a former CFO of London's largest digital agency. Mr. Battles earned a Master in Computing Science from the University of Aberdeen, and was a Scottish Chartered Accountant with Ernst & Young.

Nick Kounoupias has been a member of the Board since April 2023. Mr. Kounoupias is a respected attorney with almost 40-years of experience with digital, media and technology companies with a strong practice focus on corporate governance, legal issues, regulations, and Intellectual Property (IP), with varying skills across multiple sectors. He has worked both within private practice and in-house, including a 16 year period in a senior position in the consumer entertainment industry. He also has extensive experience in branding, media, news and related industries; and he has held non-executive directorships and senior positions within the computer software, design, branded goods and newspaper and magazine publishing industries. He is the founder and CEO of Kounoupias IP, a boutique Intellectual Property consultancy operating out of offices in England and Cyprus providing strategic guidance on digital technology and IP matters internationally. He is recognized as a leading specialist in anti-piracy and anti-counterfeiting and possesses extensive experience in managing and conducting investigations in IP and other sectors. He regularly contributes to journals and books, as well as providing professional training on legal matters at seminars and webinars.

Our Executive Officer

Mr. Gustavson, our Chief Executive Officer ("CEO"), serves at the discretion of our Board and holds office until his successor is duly appointed or until his earlier resignation or removal. Mr. Gustavson also serves as the principal financial/accounting officer of the Company until a replacement is found.

Board Composition

Our Board consists of three directors. Each of our current directors will continue to serve as a director until the election and qualification of his successor or until his earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our Board. Vacancies on our Board may be filled by resolution of our Board.

Our Board consists of Matthew McGahan, Barney Battles and Nick Kounoupias, with Mr. McGahan acting as chairman of the Board.

Our Board has affirmatively determined that each of Messrs.McGahan, Battles and Kounoupias is an "independent director" under the Nasdaq listing rules applicable to board members. For more details, see the section entitled "Independence of our Board."

Our Board is divided into three classes with only one class of directors being elected in each year, and with each class serving a three-year term:

● our Class I director is Mr. McGahan, and his term will expire at the 2025 annual meeting of stockholders;

● our Class II director is Mr. Kounoupias, and his term will expire at the 2023 annual meeting of stockholders; and

● our Class III director is Mr. Battles, and his term will expire at the 2024 annual meeting of stockholders.

As a result of the staggered Board, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms. At any meeting of stockholders at which directors are to be elected, the number of directors elected may not exceed the greatest number of directors then in office in any class of directors. The members of each class will hold office until the annual meeting stated above when their term expires and until their successors are elected and qualified. At each succeeding annual meeting of the stockholders, the successors to the class of directors whose term expires at that meeting will be elected by plurality vote of all votes cast at such meeting to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are elected and qualified. Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a preferred stock designation, directors may be elected by the stockholders only at an annual meeting of stockholders.

Independence of our Board and Executive Officer

Based on information provided by each director concerning his background, employment, and affiliations, our Board has determined that the Board meets independence standards under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. There are no family relationships among any of our directors and executive officer. In making these determinations, our Board considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described under the heading "*Item 13. Certain Relationships and Related Party Transactions, and Director Independence.*"

Board Committees

Our Board has two standing committees: an Audit Committee and a Compensation Committee. Each of the committees reports to the Board as it deems appropriate and as the Board may request. The composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

All of the members of our Board serve as members of our Audit Committee. Mr. Battles is the chair of our Audit Committee. All members of the Audit Committee are "independent" in accordance with the Nasdaq Rules (as defined below) and rules of the U.S. Securities and Exchange Commission (the "SEC") applicable to boards of directors in general and Audit Committee members in particular. The Board has determined that each member of the Audit Committee is "financially literate" within the meaning of the Nasdaq Rules because each member is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. In addition, the Board has determined that Mr. Battles qualifies as an "audit committee financial expert" as defined by Item 407(d) of Regulation S-K, and therefore, also satisfies the "financial sophistication" requirement in accordance with Nasdaq Rule 5605(c)(2)(A). The Board reached its conclusion as to Mr. Battles' qualifications based on, among other things, his background in financial services and accounting, and experience on the audit committees of public, private and investment companies.

The duties and responsibilities of the Audit Committee include:

- those duties and responsibilities delegated to it by the Board, including overseeing our financial reporting policies, our internal controls, and our compliance with legal and regulatory requirements applicable to financial statements and accounting and financial reporting processes;

- being directly responsible for the appointment, retention, replacement and oversight of our independent registered public accounting firm and reviewing and evaluating its qualifications, performance and independence;

- pre-approving the audit and non-audit services and the payment of compensation to the independent registered public accounting firm;

- reviewing reports from, and material written communications between, management and the independent registered public accounting firm, including with respect to issues as to the adequacy of the Company's internal controls;

- reviewing and approving any related person transaction that is required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated by the SEC and prior to our entering into such transaction;

- reviewing and discussing with management and the independent registered public accounting firm our guidelines and policies with respect to risk assessment and risk management; and

- reviewing the Audit Committee Charter and the Audit Committee's performance at least annually.

With respect to our reporting and disclosure matters, the Audit Committee is also responsible for reviewing and discussing with the independent registered public accounting firm and management our annual audited financial statements and our quarterly financial statements prior to their inclusion in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q or other publicly disseminated materials in accordance with the applicable SEC rules and regulations.

Compensation Committee

The members of our Compensation Committee are Messrs. McGahan, Battles and Kounoupias. Mr. Kounoupias is the chair of our Compensation Committee. All members of the Compensation Committee are "independent" in accordance with the Nasdaq Rules and SEC rules applicable to boards of directors in general and compensation committees in particular. In addition, at least two members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

The Compensation Committee is responsible for reviewing and overseeing our compensation policies and practices, and meets regularly throughout the year to review and discuss, among other items, our compensation philosophy, changes in compensation governance, and compliance rules and best practices. With respect to executive compensation, the Compensation Committee:

- annually reviews and approves corporate goals and objectives relevant to the compensation of our CEO and other executive officers;

- evaluates, as a committee or together with the other independent directors (as directed by the Board), the performance of our CEO and other executive officers in light of such corporate goals and objectives, as well as their individual achievements;

- approves and recommends to our Board for approval of the compensation of our CEO and other executive officers based on this evaluation; and

- periodically reviews and approves of all elements of our CEO's and other executive officers' compensation, including cash-based and equity-based awards and opportunities, as well as any employment agreements and severance agreements, change in control agreements and special or supplemental compensation and benefits.

Director Nominating Process

We do not currently have a nominating committee or any other committee serving a similar function. Director nominations are approved by a vote of a majority of our directors, each of whom is independent, as required under the Nasdaq rules and regulations. We believe that the current process in place functions effectively to select director nominees who will be valuable members of our Board of Directors.

We identify potential nominees to serve as directors through a variety of business contacts, including current executive officers, directors and stockholders. We may, to the extent they deem appropriate, retain a professional search firm and other advisors to identify potential nominees.

We believe that our Board as a whole should encompass a range of talent, skill, and expertise enabling it to provide sound guidance with respect to our operations and interests. Our independent directors evaluate all candidates to our Board by reviewing their biographical information and qualifications.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

Corporate Governance Guidelines. To further our commitment to sound governance, our Board has adopted the Corporate Governance Guidelines to ensure that the necessary policies and procedures are in place to facilitate the Board's review and make decisions with respect to the Company's business operations that are independent from management. The Corporate Governance Guidelines set forth the practices regarding Board and committee composition, selection and performance evaluations; Board meetings; director qualifications and expectations, including with respect to continuing education obligations; and management succession planning, including for the CEO.

Code of Business Conduct and Ethics. We maintain a Code of Business Conduct and Ethics (the "Code of Conduct") that is applicable to all of our directors, officers and employees, including our Chairperson, CEO and other members of management. The Code of Conduct sets forth standards of ethical business conduct, including conflicts of interest, compliance with applicable laws, rules and regulations, timely and truthful disclosure, protection and proper use of our assets and reporting mechanisms for illegal or unethical behavior. The Code of Conduct also satisfies the requirements for a code of ethics as defined by Item 406 of Regulation S-K promulgated by the SEC. If the Company ever were to amend or waive any provision of the Code of Conduct and that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K. Amendments to the Code of Conduct must be approved by our Board and will be promptly disclosed (other than technical, administrative or non-substantive changes) on our website. A copy of the Code of Conduct will be provided free of charge by making a written request and mailing it to our corporate headquarters offices to the attention of our Compliance Manager.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires executive officers, directors and persons who beneficially own more than 10% of a company's common stock to file initial reports of ownership (Forms 3) and reports of changes in ownership (Forms 4 and 5) with the SEC. Based solely on our review of copies of such reports and on written representations from our executive officers and directors, we believe that none of our executive officers and directors complied with their Section 16(a) filing requirements during our fiscal year ended December 31, 2022 following the Operational Cessation.

Item 11. Executive Compensation.

This section discusses the material components of the executive compensation program for the executive officers of Lottery.com who were "named executive officers," or NEOs for fiscal 2022. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to "smaller reporting companies" as such term is defined in the rules promulgated under the Securities Act, which, in general, require compensation disclosure for our principal executive officer and its two other most highly compensated executive officers, referred to herein as our NEOs.

Introduction

The primary objectives of our executive compensation programs are to attract and retain talented executives to effectively manage and lead our Company. Our NEOs for fiscal 2022 are:

- Our former CEOs, Tony DiMatteo and Sohail S. Quraeshi; and

- Our former executive officers, Edward Moffly, Ryan Dickinson and Matthew Clemenson.

Summary Compensation Table

The following table provides summary information concerning compensation of our named executive officers for services rendered to us during the years noted.

Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Stock Awards[2] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Tony DiMatteo	2022	269,231	227,740					496,971
Former CEO	2021	500,000	—	—	—	—	—	500,000
	2020	250,000	—	—	—	—	—	250,000
Sohail S. Quraeshi	2022	—	—	—	—	—	—	—
Former CEO								
Edward Moffley	2022	—	—	—	—	—	—	—
Former CFO		—	—	—	—	—	—	—
Ryan Dickinson	2022	250,000	227,740		—			477,740
Former CFO and								
President	2021	500,000	—	34,504,435	—	—	—	35,004,453
	2020	250,000	—		—	—	—	250,000
Matthew Clemenson	2022	250,000	227,740		—	—	—	477,740
Former CRO								

(1) Amounts reflect the NEO's base salary earned during the fiscal year presented.

(2) Amount represents the aggregate grant date fair value of restricted share awards ("Restricted Shares") made to the named executive officer computed in accordance with Financial Accounting Standards Codification Topic 718, Compensation - Stock Compensation ("Topic 718"). As required by SEC rules, awards are reported in the year of grant. For more information, see "*Narrative Disclosure to Summary Compensation Table — Supplemental Table*" below.

Narrative Disclosure to Summary Compensation Table

Equity Awards

Fiscal 2021

On October 28, 2021, AutoLotto awarded 778,250 restricted shares of common stock (which were exchanged for 2,339,286 restricted shares of Common Stock ("Restricted Shares") in connection with the Business Combination Closing) to Mr. Dickinson and 155,809 restricted shares of common stock (which were exchanged for 468,335 Restricted Shares in connection with the Business Combination Closing) to Ms. Lever, in each case, under the AutoLotto, Inc. 2015 Stock Option/Stock Issuance Plan (the "2015 Plan") (together, such equity grants are referred to herein as the "Fiscal 2021 Equity Awards").

The Fiscal 2021 Equity Awards rewarded Mr. Dickinson and Ms. Lever for their respective service to the Company during a critical period for the Company and as a result of their significant efforts in growing the Company's business and preparing the Company to be a public company, as well as for completing the Business Combination during fiscal 2021. In particular, Mr. Dickinson joined the Company in June 2018, serving the Company for over three years, including through the Business Combination process, but had not previously received equity compensation for his services to the Company and previously had no equity in the Company. Ms. Lever joined the Company in March 2021, heading the Company's legal function through the Business Combination process, without previously receiving any grant of equity for her services.

Vesting Terms

Mr. Dickinson's Restricted Shares vest in full six months following the Business Combination Closing, or on April 29, 2022. In the event Mr. Dickinson's Service terminates for any reason, all unvested Restricted Shares at the time of such termination will be forfeited.

With respect to Ms. Lever's grant:

- 234,168 of Ms. Lever's Restricted Shares are subject to time vesting, with 25% (or 58,542 Restricted Shares) vesting on October 28, 2022 (the one year anniversary of the Grant Date) and the remaining 75% vesting monthly over the subsequent 36 month period (with 4,878 Restricted Shares vesting each month).

- 234,167 of Ms. Lever's Restricted Shares are subject to performance vesting, with 79,617 Restricted Shares (or 34%) vesting six months following the Business Combination Closing, or on April 29, 2022, and 154,550 of her Restricted Shares (or 66%) vesting based on stock price performance hurdles, with half of such shares vesting if the stock price equals or exceeds $14.50 for any 20 trading days in any 30 consecutive day trading period during the one year period following the Business Combination Closing and the other half vesting if the stock price equals or exceeds $16.00 for any 20 trading days in any 30 consecutive day trading period during the one year period following the Business Combination Closing. In the event that one or both closing price goals are not satisfied within 12 months following the Business Combination Closing, the remaining unvested performance-vested Restricted Shares will vest monthly over the 36 month period commencing with the 13 month anniversary of the Business Combination Closing, or on November 29, 2022.

In the event Ms. Lever's service terminates for any reason, all unvested Restricted Shares at the time of such termination will be forfeited.

Fiscal 2022

There were no equity awards granted to our named executive officer during fiscal 2022.

Cash Compensation

<u>Base Salary</u>

Base salaries are generally set at levels deemed necessary to attract and retain our executives. We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements may be variable. Base salaries are generally reviewed annually and may be increased based on any number of factors at the discretion of the Compensation Committee, including the individual performance of the named executive officer, company performance, any change in the executive's position within our business, the scope of their responsibilities and market data. For fiscal 2022, the amounts earned by our named executive officers are shown in the Summary Compensation Table above.

<u>Bonuses</u>

In addition to base salaries, the named executive officers may receive discretionary annual bonuses, guaranteed and/or retention bonuses in the discretion of the Compensation Committee. Our NEOs did not earn any cash bonuses during fiscal 2020 or fiscal 2021; however, during fiscal 2022, the Compensation Committee in its discretion awarded one-time retention bonuses to each of Messrs. DiMatteo, Dickinson and Clemenson, who each received a cash award of $227,740. Such bonuses are being reported as fiscal 2022 compensation in the Summary Compensation Table above.

Retirement Benefits, and Termination and Change in Control Provisions at December 31, 2021 and 2020

There were no pension or retirement benefits pursuant to any existing plan provided or contributed to by the Company or any of its subsidiaries. In addition, there were no termination and change in control provisions in effect for our NEOs.

Outstanding Equity Awards at December 31, 2022

None of our named executive officers have any outstanding equity awards. Any outstanding equity awards were forfeited as of the date of their resignation or separation from the Company.

DIRECTOR COMPENSATION

In February 2022, our Board approved a Non-Employee Director Compensation Program generally providing for an annual cash fee of $62,000, an annual equity grant of restricted stock units with an award value of $65,000, and an initial equity grant of restricted stock units with an award value of $85,000. Notwithstanding this program adopted by our Board, no cash fees were paid to our directors during fiscal 2022 and all outstanding equity awards were forfeited in connection with director resignations from the Board.

The following table sets forth the total compensation paid to each of our non-employee directors for their service on the Board during fiscal 2022:

Name[1]	Fee Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Barney Battles[2]	—	—	—
Matthew McGahan[3]	—	—	—
Richard Kivel[4]	—	155,870	155,870
Lisa Borders[5]	—	155,870	155,870
Steven Cohen[5]	—	155,870	155,870
Joseph Kaminkow[6]	—	90,870	90,870
William Thompson[7]	—	155,870	155,870
Amer Rustom[8]	—	—	—
Vladimir Klechtchev[9]	—	—	—
Naila Chowdhury[10]	—	—	—

(1) Represents all non-employee directors who served on our Board during fiscal 2022. All stock awards granted to our directors during fiscal 2021 were forfeited in connection with the director resignations from the Board noted below.
(2) Mr. Battles was appointed to our Board on November 3, 2022. Mr. Battles did not receive compensation for his service on the Board during fiscal 2022.
(3) Mr. McGahan was appointed to our Board on October 19, 2022. Mr. McGahan did not receive compensation for his service on the Board during fiscal 2022.
(4) Mr. Kivel served on our Board until November 4, 2022.
(5) Mr. Cohen and Ms. Borders served on our Board until September 2, 2022.
(6) Mr. Kaminkow resigned from our Board on June 9, 2022.
(7) Mr. Thompson served on our Board from March 10, 2022 to September 2, 2022.
(8) Dr. Rustom served on our Board from September 12, 2022 to November 23, 2022. Dr. Rustom did not receive compensation for his service on the Board during fiscal 2022.
(9) Mr. Klechtchev served on our Board from September 12, 2022 to October 19, 2022. Mr. Klechtchev did not receive compensation for his service on the Board during fiscal 2022.
(10) Ms. Chowdhury served on our Board from November 3, 2022 to March 9, 2023. Ms. Chowdhury did not receive compensation for his service on the Board during fiscal 2022.

Compensation Committee Interlocks and Insider Participation

None of the individuals who served as a member of the Compensation Committee during fiscal 2022 is, or has ever been, an officer or employee of the Company or any of its subsidiaries, or has or had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. In addition, during the last fiscal year, no executive officer of the Company served as a member of the board of directors or the compensation committee of any other entity that has or has had one or more executive officers serving on our Board or our Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table shows information with respect to the beneficial ownership of our common stock as of June 15, 2023, for:

● each person known to us to own beneficially 5% or more of our outstanding common stock;

● each of our directors or director nominees;

● each of our NEOs; and

● all of our directors and executive officers as a group.

As of June 15, 2023, there were 50,794,707 shares of our common stock outstanding. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them:

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

NAME OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF COMMON STOCK OUTSTANDING
DIRECTORS, NAMED EXECUTIVE OFFICERS AND 5% STOCKHOLDERS[1]		
Tony DiMatteo[2]	1,489,484	2.9%
Matt Clemenson[3]	6,289,487	12.4%
Ryan Dickinson	2,339,286	4.6%
Mark Gustavson	—	—
Barney Battles	—	—
Matthew McGahan	—	—
Nick Kounoupias	—	—
Suhail Quraeshi	—	—
Edward Moffly	—	—
Woodford Eurasia Assets Ltd.	10,118,257	19.9%
DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (FOUR PERSONS)	0	0%

(1) The business address of each of these stockholders is c/o Lottery.com Inc., 20808 State Hwy 71 W, Unit B, Spicewood, TX 78669.
(2) Interests shown are held by ALD Holdings Group, LLC ("ALD Holdings"). Mr. DiMatteo may be deemed to beneficially own the shares held by ALD Holdings.
(3) Interests shown are held by MC Holdings, LLC ("MC Holdings"). Mr. Clemenson may be deemed to beneficially own the shares held by MC Holdings.

Equity Compensation Plan Information

The following table summarizes share and exercise price information about the Company's equity compensation plans as of December 31, 2022.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation plans approved by security holders[1]	—	—	13,130,368

(1) Relates only to the Lottery.com 2021 Incentive Plan.

In connection with the Business Combination, the Board and stockholders approved the Lottery.com 2021 Incentive Plan, which enables the Company to grant non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, other share based awards and cash awards to directors, employees, consultants and advisors to improve the ability of the Company to attract and retain key personnel upon whom the Company's sustained growth and financial success depend, by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Services Agreement with Master Goblin Games, LLC

In March 2020, the Company entered into a service agreement (as amended, the "Service Agreement"), with Master Goblin Games, LLC ("Master Goblin"), an entity that is wholly owned by our President and CFO, Ryan Dickinson. Master Goblin leases retail locations in certain U.S. jurisdictions from which it operates tabletop game retail stores and, ancillary to such retail operations, acts as sales agent or retailer licensed by the state lottery commission of such jurisdiction to sell lottery game tickets from such retail stores. The Company acquires lottery games as requested by users from Master Goblin on a non-exclusive basis in such jurisdictions.

Pursuant to the Service Agreement, Master Goblin is authorized and approved by the Company to incur up to $100,000 in initial expenses per location for the commencement of operations at each location, including, without limitation, tenant improvements, furniture, inventory, fixtures and equipment, security and lease deposits, and licensing and filing fees. Similarly, pursuant to the Service Agreement, during each month of operation, Master Goblin is authorized to submit to the Company for reimbursement on-going expenses of up to $5,000 per location for actually incurred lease expenses. The initial expenses are submitted by Master Goblin to the Company upon Master Goblin securing a lease, and leases are only secured by Master Goblin in any location upon request of the Company. On-going expenses are submitted by Master Goblin to the Company for reimbursement on a monthly basis, subject to offset. To the extent Master Goblin has a positive net income in any month, exclusive of the sale of lottery games, such net income reduces or eliminates such reimbursable expenses for that month. In addition, from time to time Master Goblin may incur certain additional reimbursable expenses for the benefit of the Company. The Company paid Master Goblin an aggregate of approximately $440,000 and $800,000, including expense reimbursements under the Service Agreement and additional reimbursable expenses, as of December 31, 2022 and 2021, respectively.

Investor Rights Agreement

Simultaneously with the closing of the Business Combination on October 29, 2021 (the "Business Combination Closing"), the Company entered into an investor rights agreement (the "Investor Rights Agreement") with the initial stockholders of Trident Acquisition Corp. and certain stockholders of AutoLotto, including Lawrence Anthony DiMatteo III, our former chief executive officer, and Matthew Clemenson, our former chief revenue officer (collectively, the "Stockholder Parties"). Pursuant to the Investor Rights Agreement, such parties agreed to vote or cause to be voted all shares owned by them or take such other necessary action to ensure that (i) our Board was made up of at least five directors at Closing, (ii) one director nominated by the Initial Stockholders (the "Initial Stockholders Director") and the remaining directors nominated by the AutoLotto stockholders (the "AutoLotto Directors") would be elected to our initial Board, with the Initial Stockholders Director designated as a Class II director, and (iii) following the nomination of our initial Board, neither the Initial Stockholders nor the AutoLotto Stockholders shall have ongoing nomination rights, except that in the event that a vacancy is created on our Board at any time by the death, disability, resignation or removal of the Initial Stockholders Director or any AutoLotto Director during their initial term, then (x) the AutoLotto Stockholders, with respect to a vacancy created by the death, disability, resignation or removal of an AutoLotto Director, or (y) the Initial Stockholders, with respect to a vacancy created by the death, disability, resignation or removal of an Initial Stockholders Director, will be entitled to designate an individual to fill the vacancy. In addition, the Investor Rights Agreement provides that we will register for resale under the Securities Act, certain shares of Common Stock and other equity securities that are held by the parties thereto from time to time as well as other customary registration rights for the parties thereto. The Investor Rights Agreement was terminated in connection with the Woodford Loan Agreement.

Director Independence and Independence Determinations

The Board has established the Corporate Governance Guidelines to assist it in making independence determinations for each director of our Board. The Corporate Governance Guidelines define an "independent director" to align with the definition provided under the corporate governance requirements of the Nasdaq Stock Market LLC (collectively, the "Nasdaq Rules"). Under Nasdaq Rule 5605(a)(2), a director is not independent unless the Board affirmatively determines that they do not have a direct or indirect relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. Directors who serve on the Audit Committee and Compensation Committee are subject to the additional independence requirements under applicable SEC rules and Nasdaq Rules.

It is the policy of the Board to make affirmative independence determinations for all directors at least annually in connection with the preparation of the Company's proxy statement. In making independence determinations, the Board will broadly consider all relevant facts and circumstances in addition to the requirements of Nasdaq Rule 5605(a)(2).

The Board undertook its annual review of director independence. As a result of this review, the Board affirmatively determined that Messrs. McGahan, Battles and Kounoupias are independent within the meaning of the Nasdaq Rules, including with respect to their respective committee service. The Board has determined that each member of the Audit Committee is "independent" for purposes of service on the Audit Committee in accordance with Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that each member of the Compensation Committee is "independent" for purposes of service on the Compensation Committee in accordance with Section 10C(a)(3) of the Exchange Act.

Item 14. Principal Accounting Fees and Services.

Audit Fees

On September 27, 2022, Armanino LLP ("Armanino") resigned as the independent registered public accounting firm of the Company, effective immediately. On October 7, 2022, the Audit Committee approved the engagement of Yusufali & Associates, LLC ("Yusufali") as the Company's new independent registered public accounting firm, effective immediately, for the fiscal year ended December 31, 2022. The following table sets forth the aggregate fees billed to us for the fiscal year ended December 31, 2022 by Yusufali:

	2022
Audit Fees[1]	$ 325,000
Audit-Related Fees[2]	—
Tax Fees[3]	—
All Other Fees[4]	—
Total:	$ 325,000

(1) Audit Fees represent the aggregate fees billed for professional services rendered for the audits of the annual financial statements and the Company's internal control over financial reporting; for review of the consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q filings; for the audits and reviews of certain of our subsidiaries; and for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Audit-Related Fees represent the aggregate fees billed for assurance and other services related to the performance of the audit or review of our consolidated financial statements and that are not reported under paragraph (1) above. These services include due diligence related to mergers and acquisitions and consultation concerning financial accounting and reporting standards.

(3) Tax Fees represent the aggregate fees billed for international tax compliance, tax advice, and tax planning services.

(4) All Other Fees represent fees billed for all other services.

Audit Committee Pre-Approval Procedures for Independent Registered Public Accounting Firm

The Audit Committee has sole authority to engage and determine the compensation of our independent registered public accounting firm. The Audit Committee also is directly responsible for evaluating the independent registered public accounting firm, reviewing and evaluating the lead partner of the independent registered public accounting firm and overseeing the work of the independent registered public accounting firm. In addition, and pursuant to its charter and the Company's Audit and Non-Audit Services Pre-Approval Policy, the Audit Committee annually reviews and pre-approves the audit services to be provided by Armanino LLP, and also reviews and pre-approves the engagement of Armanino LLP for the provision of other services during the year, including audit-related, tax and other permissible non-audit. For each proposed service, the Company's management and the independent registered public accounting firm are required to jointly submit to the Audit Committee detailed supporting documentation at the time of approval to permit the Audit Committee to make a determination as to whether the provision of such services would impair the independent registered public accounting firm's independence, and whether the fees for the services are appropriate.

Changes in Independent Registered Public Accounting Firm

Resignation of Armanino LLP

As previously disclosed in the Current Report on Form 8-K filed with the SEC on October 12, 2022 (the "October 12, 2022 Form 8-K"), the Audit Committee approved on October 7, 2022 the engagement of Yusufali as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2022, effective on the same day. As previously disclosed in the Current Report on Form 8-K filed with the SEC on October 6, 2022 (the "October 6, 2022 Form 8-K"), Armanino resigned as the Company's independent registered public accounting firm on September 27, 2022, effectively immediately.

As previously disclosed in the October 6, 2022 Form 8-K, Armanino's report on the Company's financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. In addition, there were no disagreements between the Company and Armanino on accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Armanino, would have caused them to make reference to the disagreement in their report for such period, or any subsequent interim period preceding Armanino's resignation. However, on July 20, 2022, the Company was advised by Armanino, its registered independent public accountant for the fiscal year ended December 31, 2021, that the audited financial statements for the year ended December 31, 2021, and the unaudited financial statements for the quarter ended March 31, 2022, should no longer be relied upon. Armanino advised and determined subsequent to the audit and review of such financial statements, respectively, that a Company subsidiary entered into a line of credit in January 2022 that was not disclosed in the footnotes to the December 31, 2021 financial statements and was not recorded in the March 31, 2022 financial statements.

As previously disclosed in the October 6, 2022 Form 8-K, during the Company's two audited fiscal years ended December 31, 2021 and December 31, 2020, and the subsequent interim period through September 27, 2022, Armanino identified the following reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K: based on Armanino's evaluation of the facts and circumstances pertaining to matters disclosed in the Company's recent Form 8-K filings regarding the resignations of certain officers and directors, Armanino is unable to rely on the representations of management.

The Company provided Armanino with a copy of the foregoing disclosures and has requested that Armanino furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of Armanino's letter, dated October 7, 2022, was filed as Exhibit 16.1 to the amendment to the October 12, 2022 Form 8-K.

Dismissal of Marcum LLP in connection with the Business Combination

As previously disclosed in the Current Report on Form 8-K filed with the SEC on November 15, 2021 (the "November 15, 2021 Form 8-K"), following the Business Combination Closing, the Audit Committee engaged Armanino LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021 and approved the dismissal of Marcum LLP as the Company's independent registered public accounting firm on November 10, 2021, effective on the same day. Prior to the Business Combination, Marcum LLP served as TDAC's independent registered public accounting firm and Armanino LLP served as AutoLotto's independent registered public accounting firm.

The reports of Marcum LLP on the Company's financial statements as of and for the two most recent audited fiscal years ended December 31, 2020 and December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainties, audit scope or accounting principles.

During the Company's two audited fiscal years ended December 31, 2020 and December 31, 2019, and the subsequent interim period through November 10, 2021, there were no disagreements between the Company and Marcum LLP on any matter of accounting principles or practices, financial disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum LLP, would have caused it to make reference to the subject matter of the disagreements in its reports on the Company's financial statements for such years.

During the Company's two audited fiscal years ended December 31, 2020 and December 31, 2019, and the subsequent interim period through November 10, 2021, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act).

The Company provided Marcum LLP with a copy of the foregoing disclosures and has requested that Marcum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of Marcum's letter, dated November 12, 2021, was filed as Exhibit 16.1 to the November 15, 2021 Form 8-K.

Item 15. Exhibits, Financial Statement Schedules.

(1) Financial Statements

The consolidated financial statements listed in the accompanying Index to Consolidated Financial Statements are filed as part of this Report.

(2) Exhibits

The exhibits listed below are filed as part of this Report or incorporated herein by reference to the location indicated.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of February 21, 2021, by and among Trident Acquisitions Corp., Trident Merger Sub II Corp., and AutoLotto, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Lottery.com with the SEC on February 23, 2021).
3.1	Second Amended and Restated Certificate of Incorporation of Lottery.com Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
3.2	Amended and Restated Bylaws of Lottery.com Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
4.1	Warrant Agreement, dated as of May 29, 2018, between TDAC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K, filed by Lottery.com with the SEC on June 4, 2018).
4.2	Description of Capital Stock (incorporated by reference to Exhibit 4.2 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.1	Letter Agreement among Trident Acquisitions Corp., Trident Acquisitions Corp.'s officers, directors and stockholders (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-1/A (File No. 333-223655) filed by Lottery.com with the SEC on May 21, 2018).
10.2	Stock Escrow Agreement between Trident Acquisitions Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Trident Acquisitions Corp (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, filed by Lottery.com with the SEC on June 4, 2018).
10.3	Services Agreement, dated as of March 10, 2020, by and between AutoLotto, Inc. and Master Goblin Games LLC (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-4 (Reg. No. 333-257734), filed by Lottery.com with the SEC on October 5, 2021).
10.4	Amendment No. 1 to Services Agreement, dated as of June 28, 2021, by and between AutoLotto, Inc. and Master Goblin Games LLC (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-4 (Reg. No. 333-257734), filed by Lottery.com with the SEC on October 5, 2021).
10.5	Investor Rights Agreement, dated as of October 29, 2021, by and among Lottery.com Inc., AutoLotto, Inc. and the security holders party thereto (incorporated by reference to Exhibit 10.12 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.6	Initial Stockholder Forfeiture Agreement, dated as of October 29, 2021, by and among Lottery.com Inc., AutoLotto, Inc. and the security holders party thereto (incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.7#	Employment Agreement, dated as of February 21, 2021, by and between Lawrence Anthony DiMatteo III and AutoLotto, Inc. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.8#	Employment Agreement, dated as of February 21, 2021, by and between Matthew Clemenson and AutoLotto, Inc. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.9#	Amendment to Employment Agreement, dated March 23, 2022, by and between Matthew Clemenson and Lottery.com (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.10#	Employment Agreement, dated as of February 21, 2021, by and between Ryan Dickinson and AutoLotto, Inc. (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.11#	Amendment to Employment Agreement, dated March 23, 2022, by and between Ryan Dickinson and Lottery.com (incorporated by reference to Exhibit 10.11 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).

Exhibit Number	Description
10.12#	Employment Agreement, dated as of March 19, 2021, by and between Kathryn Lever and AutoLotto, Inc. (incorporated by reference to Exhibit 10.12 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.13#	Amendment to Employment Agreement, dated as of March 28, 2022, by and between Kathryn Lever and Lottery.com Inc. (incorporated by reference to Exhibit 10.13 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.14#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.15#	AutoLotto, Inc. 2015 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.16#	Form of Restricted Stock Award Agreement under the AutoLotto, Inc. 2015 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
10.17#	Lottery.com 2021 Incentive Plan (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-4 (Reg. No. 333-257734), filed by Lottery.com with the SEC on October 5, 2021).
10.18#	Form of Option Award Agreement under the Lottery.com 2021 Incentive Plan (incorporated by reference to Exhibit 10.18 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.19#	Form of Restricted Stock Award Agreement under the Lottery.com 2021 Incentive Plan (incorporated by reference to Exhibit 10.19 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.20#	Form of Director Restricted Stock Award Agreement under the Lottery.com 2021 Incentive Plan (incorporated by reference to Exhibit 10.20 of the Annual Report on Form 10-K filed by Lottery.com with the SEC on April 1, 2022).
10.21#	Resignation and Release Agreement, dated July 22, 2022, by and between Lottery.com and Lawrence Anthony DiMatteo III (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lottery.com with the SEC on July 22, 2022).
10.22#	Consulting Agreement by and between AutoLotto, Inc. dba Lottery.com and Simpexe, LLC, specifically Harry Dhaliwal, dated July 1, 2022 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Lottery.com with the SEC on July 6, 2022).
10.23+	Master Affiliate Agreement, dated as of October 2, 2021 (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q filed by Lottery.com with the SEC on May 16, 2022).
10.24	Loan Agreement (Deed), dated December 7, 2022, between Lottery.com and Woodford Eurasia Assets Ltd, as lender (incorporated by reference to Exhibit 10.24 of the Annual Report on Form 10-K/A filed by Lottery.com with the SEC on May 10, 2023).
10.25	Loan Agreement Deed, Debenture Deed and Securitization, dated December 7, 2022, between Lottery.com and Woodford Eurasia Assets Ltd, as security holder (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K/A filed by Lottery.com with the SEC on May 10, 2023).
10.26	Business Loan Agreement dated January 4, 2022, between Autolotto, Inc. and The Provident Bank (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Lottery.com with the SEC on May 22, 2023).
10.27	$30,000,000 Promissory Note dated January 4, 2022, between Autolotto, Inc. and The Provident Bank (incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed by Lottery.com with the SEC on May 22, 2023).
10.28*	Amendment and Restatement Agreement in respect of Loan Agreement (Deed) dated 7 December 2022, between Lottery.com and Woodford Eurasia Assets Ltd.
16.1	Letter from Marcum LLP to the SEC, dated November 12, 2021 (incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 15, 2021).
16.2	Letter from Armanino LLP to the SEC, dated October 7, 2022 (incorporated by reference to Exhibit 16.1 of Amendment No. 1 to the Current Report on Form 8-K filed by Lottery.com with the SEC on October 12, 2022.
21.1*	List of Subsidiaries of Lottery.com Inc. (incorporated by reference to Exhibit 21.1 of the Current Report on Form 8-K filed by Lottery.com with the SEC on November 4, 2021).
31.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

Exhibit Number	Description
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.

*   Filed herewith.

**   Furnished herewith.

†   Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

+   Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

\#   Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

LOTTERY.COM INC.

Date: June 15, 2023

By: */s/ Mark Gustavson*

Name: Mark Gustavson

Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial/Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Gustavson and Matthew McGahan, and each or any one of them, their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Mark Gustavson Mark Gustavson	Chief Executive Officer (Principal Executive Officer and Principal Financial/Accounting Officer)	June 15, 2023
/s/ Matthew McGahan Matthew McGahan	Chairman of the Board	June 15, 2023
/s/ Barney Battles Barney Battles	Director	June 15, 2023
/s/ Nick Kounoupias Nick Kounoupias	Director	June 15, 2023



Board of Directors

Matthew McGahan
Chairperson

Barney Battles
Director

Nick Kounoupias
Director

Executive Officers

Mark Gustavson
Chief Executive Officer

Lottery.com Inc.
20808 State Hwy 71 W, Unit B
Spicewood, TX 78669